Form 10KSB, Exhibit 13
period 1996-12-31
XIOX CORP
filed 1997-03-31
CIK 782995

Exhibit 13.1 of 10-KSB for December 31, 1996





                                XIOX CORPORATION

                               1996 ANNUAL REPORT

           Management's Discussion and Analysis of Financial Condition
                            and Results of Operations

                   This Annual Report to Shareholders contains forward-looking information which is based upon current expectations of the Company. Actual results could differ materially for the reasons noted and due to other risks, including but not limited to those discussed under "Certain Risk Factors Which May Impact Future Operating Results and Market Price of Stock" commencing on page 3.

                   The following discussion and analysis should be read in conjunction with the Company's audited financial statements and the notes thereto included herein.

Results of         Revenues  for  the  fiscal  year  ended   December  31,  1996
Operations         decreased by 19% or  $1,292,495  to $5,460,673 in contrast to revenues  for the fiscal  year  ended  December  31,  1995 of
                   $6,753,168.  The  decrease is  attributable  to the sale of a
                   portion  of  the  Company's  Gemini  Telemanagement   Systems
                   ("GTS") business in the fourth quarter of 1995 and the discontinuance of certain products. Revenues for the fiscal year ended December 31, 1995 decreased by 10% or $758,010 to $6,753,168 in contrast to revenues for the fiscal year ended
                   December 31, 1994 of $7,511,178. A significant portion of the decrease is attributable to extraordinary sales in 1994 from North American Numbering Plan upgrades in the Hospitality
                   Market.

                   Operating expenses were significantly reduced in 1996 due to actions taken by management in late 1995 and early 1996 to manage expenses including reduction of headcount and discretionary spending. The results of these actions are reflected in reduced operating expenses in 1996 which are highlighted below. Operating expense and income component comparisons, as a percentage of revenues are summarized as follows:


                                                   1996      1995      1994

                   Revenues                        100%      100%      100%

                   Product Costs                    45%       52%       45%
                   Research and development         13%       17%       14%
                   Marketing and SG&A               40%       51%       46%

                   Income(loss) from operations      2%     (20%)      (5%)

                   Product costs decreased by 30% or $1,061,121 to $2,429,340 in 1996 versus product costs for 1995 of $3,490,461. As a percentage of revenues, product costs decreased in 1996 to 45% from 52% as a result of discontinuance of certain products and reduction in discretionary costs. In 1995, product costs increased by 2% or $67,039 to $3,490,461 from $3,423,422 in 1994. Product costs as a percentage of revenues increased in 1995 to 52% from 45% as a result of increased resources to accommodate new products.

                   Research and development expenses decreased to 13% of revenues in 1996, a decrease of $396,843 or 35% in actual expenditures from 1995 to 1996 due to the Company's management of expenses as discussed above. In 1995, research and development expenses increased to 17% of revenues, an increase of $112,791 or 11% in actual expenditures from 1994. The Company temporarily increased its research and development resources during 1995 to accelerate the completion of three new products.

           Management's Discussion and Analysis of Financial Condition
                      and Results of Operations, continued



                   Marketing, sales and general and administrative expense decreased from 51% to 40% of revenues in 1996, a decrease of $1,250,707 or 36% in actual expenditures due to the Company's planned reduction of expenses. Marketing, sales and general and administrative expense, while increasing from 46% to 51% of revenues in 1995, decreased overall by $27,789 or 1% in actual expenditures due to miscellaneous expense reductions.

                   Other income, net decreased by $14,755 in 1996 primarily due to a gain from the disposition of certain assets in 1995 which did not occur in 1996. The primary components of other income, net in 1995 were a gain from the disposition of certain assets of $109,236 offset by a net increase in interest expense of $64,758 as well as write-offs of certain assets of $42,000.

                   The Company earned $100,923 from operations in 1996. Following the first quarter loss of $96,034, the Company recorded increasing profits throughout the remainder of the fiscal year due to the previously discussed management of expenses and focus on selling through distributors. The Company lost $1,315,253 from operations in 1995. The loss was incurred evenly throughout the fiscal year.


Liquidity          At December 31, 1996,  Xiox had cash and cash  equivalents of
and                $291,488  and net working  capital of  $693,485,  compared to
Capital            cash and cash equivalents of $344,165 and net working capital of $438,440 in 1995. During 1996 the Company expended $67,723 for capital equipment and software.

                   The Company repaid its bank line of credit in March of 1996.

                   The $750,000 bank line of credit was increased in May of 1996 to $1,000,000 and is expected by management to provide adequate capital resources to conduct operations at the level currently anticipated through May of 1997 when the bank line expires. In addition, if working capital needs require, the Company may need to seek additional capital funding. The Company had no amounts outstanding on its line of credit as of December 31, 1996. As of December 31, 1995 the Company had $100,000 outstanding on its line of credit.


Certain Risk       Xiox operates in a rapidly changing environment that involves
Factors            a number of risks,  some of which are  beyond  the  Company's
Which May          control.  The following  discussion  highlights some of these
Impact             risks  and the  possible  impact of these  factors  on future
Future             consolidated  results of  operations  and the market price of
Operating          the Company's stock.
Results and
Market Price       The  forward-looking   statements  included  in  Management's
of Stock           Discussion and Analysis of Financial Condition and Results of
                   Operations, which reflect management's best judgment based on factors known, involve risks and uncertainties.  In addition, the Company  may from time to time make oral  forward-looking
                   statements.   The  Company's   actual  results  could  differ
                   materially  from those  anticipated in these  forward-looking statements as a result of a number of factors,  including but
                   not  limited  to  those  discussed   below.   Forward-looking
                   information provided by Xiox should be evaluated in the context of these factors.

           Management's Discussion and Analysis of Financial Condition
                      and Results of Operations, continued

                   Fluctuations in Quarterly Operating Results

                   The Company typically experiences weaker sales in the first quarter of each calendar year compared to sales for the last quarter of the previous year.

                   Shortfalls in the Company's revenues or earnings from levels expected by securities analysts could have an immediate and significant adverse effect on the trading price of the Company's common stock. Moreover, the Company's stock price is subject to the volatility generally associated with technology stocks and may also be affected by broader market trends unrelated to performance.

                  Competition

                   The market for the Company's software products is competitive and is characterized by change in technology and user needs and the introduction of new products. In order for the Company to remain competitive, it must rapidly respond to such changes, including the enhancement and upgrading of existing products and the introduction of new products. Most of the Company's competitors and many potential competitors have substantially greater financial, marketing and technology resources than the Company. The Company's major competitors are Moscom, Telco Research and Active Voice.There can be no assurance that the Company will be able to compete successfully against either current or potential competitors or that competition will not have a material adverse effect on the Company's business, operation results and financial condition.

                  Product Concentration

                   Xiox derives a substantial portion of its revenues from sales of new call accounting products, updates and rate table renewals. As such, any factor adversely affecting sales of new call accounting products, updates and rate table renewals, including such factors as market acceptance, product performance and reliability, reputation, price competition and the availability of third-party applications, could have a material adverse effect on the Company's business, consolidated results of operations and financial condition.

                  Product Development and Introduction

                   The software products offered by the Company are internally complex and, despite extensive testing and quality control, may contain errors or defects ("bugs"), especially when first introduced. In fiscal year 1996, the Company experienced quality and performance issues associated with the call analyzer product. These factors resulted in discontinuance of the product and replacement with the GBS Win product. Any future defects or errors could result in corrective releases to the Company's software products, damage to the Company's reputation, loss of revenues, an increase in product returns, or lack of market acceptance of its products, any of which could have a material and adverse effect on the Company's business and consolidated results of operations.

                   The software industry is characterized by rapid technological change as well as changes in customer requirements and preferences. The Company believes that its future results will depend largely upon its ability to offer products that compete favorably with respect to price, reliability, performance, range of useful features, continuing product enhancements,

           Management's Discussion and Analysis of Financial Condition
                      and Results of Operations, continued


                   reputation and training. Delays or difficulties, including the discovery of product defects similar to those experienced with the call analyzer product may result in the delay or cancellation of planned development projects and could have a material and adverse effect on the Company's business and consolidated results of operations. Further, increased competition in the market for call accounting products could also have a negative impact on the Company's business and consolidated results of operations.

                   Dependence on Distribution Channels

                   The Company sells its products primarily through its network of authorized dealers. Xiox's ability to effectively distribute its products depends in part upon the financial and business condition of its distribution network. While no single customer accounted for more than 10 percent of the Company's revenues in fiscal years 1996 or 1995, the loss of or a significant reduction in business with any one of the Company's major dealers could have a material adverse effect on the Company's business and consolidated results of operations in future periods.

                        XIOX CORPORATION and SUBSIDIARIES

                           Consolidated Balance Sheets
                           December 31, 1996 and 1995

                                                       1996            1995
                                                     ----------     -----------
Assets

Current Assets:
     Cash and cash equivalents                       $   291,488        344,165
     Accounts receivable, net of allowance
          for doubtful accounts of $192,072 in
          1996 and $328,624 in 1995                    1,062,045        949,779
     Other receivables                                    66,412         29,005
     Inventories                                         433,769        348,230
     Prepaid expenses and other assets                    69,470         74,175
                                                     -----------    -----------
          Total current assets                         1,923,184      1,745,354

Property and equipment, net                              358,118        476,381
Purchased software, net                                   52,930         95,606
Notes receivable                                         131,138        131,138
Deposits and other assets                                 20,319         21,952
                                                     -----------    -----------

                                                     $ 2,485,689      2,470,431
                                                     -----------    -----------
 Liabilities and Stockholders' Equity

  Current Liabilities:
       Bank line of credit                           $      --          100,000
       Accounts payable                                  140,627        146,139
       Accrued expenses                                  212,081         81,915
       Accrued compensation                              114,380         60,280
       Purchase deposits                                  41,025        231,266
       Deferred revenue                                  721,586        687,314
                                                     -----------    -----------

           Total current liabilities                   1,229,699      1,306,914

Commitments and Contingencies

Stockholders' equity:
Common stock, $0.01 par value,                            23,724         23,578
     Authorized 10,000,000 shares;
     2,372,384 and 2,357,784 issued and
     outstanding in 1996 and 1995 respectively
Paid-in capital                                        5,492,345      5,465,140
Note receivable from shareholder                         (27,188)          --
Accumulated deficit                                   (4,232,891)    (4,325,201)
                                                     -----------    -----------
         Total stockholders' equity                    1,255,990      1,163,517
                                                     -----------    -----------

                                                     $ 2,485,689      2,470,431
                                                     ===========    ===========

See accompanying notes to consolidated financial statements.

                        XIOX CORPORATION and SUBSIDIARIES

                      Consolidated Statements of Operations
                 For the years ended December 31, 1996 and 1995

                                                        1996           1995
                                                     -----------    -----------


Revenues                                             $ 5,460,673    $ 6,753,168
                                                     -----------    -----------

Product costs                                          2,429,340      3,490,461
Research and development                                 733,952      1,130,795
Marketing, sales, general and administrative           2,196,458      3,447,165
                                                     -----------    -----------


                                                       5,359,750      8,068,421
                                                     -----------    -----------
Income (loss) from operations                            100,923     (1,315,253)

Other income, net                                          2,692         17,447
                                                     -----------    -----------


Income (loss) before income taxes                        103,615     (1,297,806)

Income taxes                                              11,305          1,650
                                                     -----------    -----------

Net income (loss)                                    $    92,310     (1,299,456)
                                                     ===========    ===========


Per Share Information:

Net income (loss) per share                          $      0.04           (.69)
                                                     ===========    ===========

Weighted average number of common shares
   outstanding during the year                         2,378,645      1,896,792
                                                     ===========    ===========


See accompanying notes to consolidated financial statements.

                        XIOX CORPORATION and SUBSIDIARIES

                 Consolidated Statements of Stockholders' Equity
                 For the years ended December 31, 1996, and 1995

                                                                    Note Receivable
                                   Common  stock          Paid-in        from        Accumulated
                               Shares       Amount        capital     Shareholder      deficit
                             ----------   -----------   -----------   -----------    -----------

Balances, December 31,1994     1,748,316   $    17,483   $ 4,073,675   $      --      $(3,025,745)
                              ----------   -----------   -----------   -----------    -----------


Common shares issued             572,894         5,729     1,333,334          --             --

Stock options exercised           36,574           366        58,131          --             --
Net loss                            --            --            --            --       (1,299,456)
                              ----------   -----------   -----------   -----------    -----------

Balances, December 31,1995     2,357,784        23,578     5,465,140          --       (4,325,201)
                             ===========   ===========   ===========   ===========    ===========

Stock options exercised           14,600           146        27,205       (27,188)          --
Net income                          --            --            --            --           92,310
                              ----------   -----------   -----------   -----------    -----------

Balances, December 31,1996     2,372,384   $    23,724   $ 5,492,345   $   (27,188)   $(4,232,891)
                             ===========   ===========   ===========   ===========    ===========

                            See accompanying notes to consolidated financial statements

                        XIOX CORPORATION and SUBSIDIARIES

                      Consolidated Statements of Cash Flows
                 For the years ended December 31, 1996 and 1995

                                                          1996         1995
                                                      ----------     ----------

Cash from operating activities:

Net income (loss)                                     $   92,310    (1,299,456)

Reconciling adjustments from operating activities:

     Depreciation and amortization                       228,662       173,387

     Gain on disposition of certain assets                  --        (109,236)

     Decrease (increase) in
         Accounts receivable, net                       (112,266)      518,421
         Other receivables                               (37,407)      (12,771)
         Inventories                                     (85,539)       21,822
         Prepaid expenses, deposits
              and others assets                            6,338        66,180

     Increase (decrease) in
         Accounts payable and accrued expenses           178,754      (390,622)
         Purchase deposits                              (190,241)      164,089
         Deferred revenue                                 34,272       (32,005)
                                                      ----------    ----------


Net cash provided by (used in) operations                114,883      (900,191)
                                                      ----------    ----------

Cash from investing activities:
         Acquisition of property and equipment           (56,633)      (28,862)
         Acquisition of software                         (11,090)       (6,898)
                                                      ----------    ----------

Net cash used in investing activities                    (67,723)      (35,760)
                                                      ----------    ----------

Cash from financing activities:
     Bank line of credit repayments                     (100,000)     (440,000)
     Borrowings from bank line                              --         270,000
     Proceeds from sale of common stock                      163     1,397,560
                                                      ----------    ----------

Net cash (used in) provided by financing activities      (99,837)    1,227,560
                                                      ----------    ----------


                                                       continued

                        XIOX CORPORATION and SUBSIDIARIES

                Consolidated Statements of Cash Flows, continued
                 For the years ended December 31, 1996 and 1995


                                                                   1996          1995
                                                                   ----          ----

Net increase (decrease) in cash and cash equivalents              (52,677)     291,609

Beginning cash and cash equivalents                               344,165       52,556
                                                                ---------    ---------
Ending cash and cash equivalents                                $ 291,488    $ 344,165
                                                                =========    =========

Supplemental Cash Flow Information:

     Interest paid  during the year                             $   6,392       62,635
                                                                =========    =========
     Income taxes paid during the year                          $   2,806        1,650
                                                                =========    =========

Noncash financing activities:

     Common stock issued upon exercise of stock options in
     exchange for note receivable from shareholder              $  27,188         --
                                                                =========    =========


See  accompanying notes to consolidated financial statements

                        XIOX CORPORATION and SUBSIDIARIES

                   Notes to Consolidated Financial Statements


Summary of         Xiox  Corporation  (the  Company)  is a Delaware  corporation
Significant        engaged in  developing,  producing,  and marketing  telephone
Accounting         management   and  call   accounting   systems.   The  Company
Policies           manufactures  and  sells  its  products   primarily   through
                   distributors to companies located in the United States.

                   Principles of consolidation

                   The consolidated financial statements of Xiox Corporation include the accounts of its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

                   Revenue recognition

                   Software License and Hardware. Revenue is recognized when a product is shipped or upon customer acceptance as stipulated in the sales agreements. Payments received from customers prior to shipment are recorded as purchase deposits. Payments received and due from customers after shipment but prior to acceptance, when applicable, are recorded as deferred revenue.

                   Maintenance and rate tariff table subscriptions. Maintenance service and rate tariff table subscriptions entitle a customer to receive future releases and enhancements of the related software products and/or to receive the current local and long distance provider tariff rates for their call accounting systems for the subscription period. Maintenance and rate table subscription revenues are recognized ratably over the period of the maintenance and subscription agreements in accordance with American Institute of Certified Public Accountants (AICPA) Statement of Position (SOP), 91-1 "Software Revenue Recognition".

                   Cash and cash equivalents

                   Cash and cash equivalents include cash on hand or held in banks, amounts due from banks, and short-term investments with remaining maturities of less than three months at date of purchase. Cash equivalents consist primarily of short-term money market funds and interest-bearing certificates of deposits in the amounts of $85,098 and $46,204 at December 31, 1996 and 1995, respectively. Realized gains and losses, and declines in value judged to be other than temporary are included in other income, net. The Company considers its cash equivalents to be held "available for sale" and accordingly carries such assets at fair value, with any unrealized gain or loss recorded as a separate component of stockholders' equity. As of December 31, 1996 and 1995, gross unrealized gains and losses were not significant.

                   Inventories

                   Inventories are stated at the lower of cost (first-in, first-out basis) or market.

                   Property and equipment

                   Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally three to five years.

                        XIOX CORPORATION and SUBSIDIARIES

                   Notes to Consolidated Financial Statements



Summary of         Software  capitalization
Significant
Accounting         Internal  software   development   costs,  which  consist  of
Policies           software  updates,  are expensed in the year of  development.
Continued          Software   updates   are  a  result  of   internal   software
                   development and are released annually for software  products.
                   Management believes that the benefit of these updates does not extend beyond one year.

                   Purchased software with a benefit extending beyond one year is capitalized. Purchased software is stated at cost. Amortization is computed on the straight-line basis over three years.

                   Income taxes

                   Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

                   Net income (loss) per share

                   Net income (loss) per share is computed using the weighted average number of outstanding common stock during the period plus, when their effect is dilutive, common stock equivalents consisting of certain shares subject to stock options (using the treasury method).

                   Use of Estimates

                   The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from such estimates.

                   Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of

                   The Company adopted the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" on January 1, 1996. This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the

                        XIOX CORPORATION and SUBSIDIARIES

                   Notes to Consolidated Financial Statements


                   carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Adoption of the Statement did not have a material impact on the Company's financial position, results of operations or liquidity.


Inventories        Inventories  consist primarily of purchased hardware products
                   (finished goods). Major classes of inventories as of December
                   31 consisted of the following:

                                                           1996       1995
                                                         --------   --------

                        Purchased parts and components   $ 85,359     11,848
                        Work in process                    18,749     12,159
                        Finished goods                    329,661    324,223
                                                         --------   --------

                                                         $433,769    348,230
                                                         --------   --------


Property           A  summary  of   property  and  equipment  as  of December 31
  and              consisted of the following:
Equipment
                                                       1996           1995
                                                   ------------   -----------

                   Office equipment                $ 1,075,298      1,019,919
                   Furniture and fixtures              305,638        304,384
                                                   -----------    -----------
                                                     1,380,936      1,324,303

                   Less accumulated depreciation    (1,022,818)      (847,922)
                                                   -----------    -----------

                                                   $   358,118        476,381
                                                   ===========    ===========


Purchased         A summary of purchased software as of December 31 consisted of
Software          the following:
                                                       1996          1995
                                                     ---------    ---------

                     Purchased software              $ 200,037      188,947
                     Less accumulated amortization    (147,107)     (93,341)
                                                     ---------    ---------

                                                     $  52,930       95,606
                                                     =========    =========


Bank Line          The   Company   maintains   a   $1,000,000   line  of  credit
of Credit          collateralized  by  eligible  accounts  receivable.  The line bears interest at prime plus 1.50% (9.75% at December 31, 1996) and expires in May 1997.

                        XIOX CORPORATION and SUBSIDIARIES

                   Notes to Consolidated Financial Statements


Lease              Future  minimum lease  payments and related  sublease  rental
Commitments        receivables with respect to noncancelable operating leases in excess of one year are as follows:

                                                              Rental Receivable
                    Year ended December 31: Rental Payments      under Sublease
                    1997                            312,379              93,744
                    1998                            272,095              30,236
                    1999                            270,727                --
                    2000                            153,934                --
                                                    -------           ---------
                                                $ 1,009,135           $ 123,980
                                                ===========           =========


                   Total rent expense included in overhead expenses for the Company's operating leases was approximately $211,610, net of sublease income of $84,474, and $296,714 for the years ended December 31, 1996 and 1995, respectively.



Taxes The provision for income taxes in 1996 and 1995 consists entirely of current state income taxes.

                   The provision for income taxes differs from the amounts computed by applying the U.S. Federal tax rate of 34% to the Company's income (loss) before income taxes as a result of the following:

                                                        1996          1995
                                                        ----          ----

                  Computed tax expense (benefit)      $  35,229     (441,254)

                  Change in the valuation allowance
                  for deferred tax assets               (34,401)     508,149

                  State income taxes, net of
                  federal income tax benefit              7,461        1,089

                  Other, net                              3,016      (66,334)
                                                      ---------    ---------
                  Provision for income taxes          $  11,305    $   1,650
                                                      =========    =========

                        XIOX CORPORATION and SUBSIDIARIES

                   Notes to Consolidated Financial Statements



Taxes              The tax  effect of  temporary  differences  that give rise to
Continued          significant  portions of the deferred tax assets and deferred tax liabilities at December 31, 1996 and 1995 are as follows:

                   Deferred tax assets:                                  1996          1995
                                                                     -----------    -----------

                     Reserves and accruals for financial
                     reporting purposes not taken for tax purposes   $   457,376    $   422,317

                     Research and development costs
                     principally due to capitalization and
                     amortization for tax reporting purposes             511,477        667,688

                     Net operating loss carryforwards                    646,426        592,378

                     Research and development and investment tax
                     credit carryforwards                                111,512        110,601
                                                                     -----------    -----------

                     Total gross deferred tax asset                    1,726,791      1,792,984

                     less:  Valuation allowance                       (1,696,695)    (1,762,020)
                                                                     -----------    -----------

                     Deferred tax asset, net of allowance                 30,096         30,964
                                                                     -----------    -----------

                     Deferred tax liabilities:

                     Property and equipment, principally
                     due to differences in depreciation                  (30,096)       (30,964)
                                                                     -----------    -----------

                     Total gross deferred tax liability                  (30,096)       (30,964)
                                                                     -----------    -----------

                     Net deferred tax asset                          $      --             --
                                                                     -----------    -----------



                   As of December 31, 1996, the Company has Federal and State net operating loss carryforwards of approximately $1,879,352 and $52,720 respectively, expiring during the years 1998 through 2009. As of December 31, 1996, the Company has research and development tax credits and investment tax credits of approximately $111,512 which expire during the years 1998 through 2009. Under IRS Section 382, the Company's future utilization of its net operating loss carryforwards and certain of its general business tax credits for Federal and State tax reporting purposes is limited to approximately $94,000 per year for operating losses generated prior to a change in ownership in the year ended December 31, 1989.

                        XIOX CORPORATION and SUBSIDIARIES

                   Notes to Consolidated Financial Statements


Share-             In 1995,  the  Company  raised  $1,339,063  (net of  offering
holders'           expenses)  through private equity offerings of 572,894 shares
Equity             of  restricted  common  stock  ranging in price from $1.50 to
                   $3.625 per share. The shares were sold under Regulation S of the Securities and Exchange Act of 1933.


Employee           The Company has 1994 and 1984  incentive  stock  option plans
Stock              which  provide for granting of stock  options  with  exercise
Options            prices  equal  to  the fair value  of the  underlying  common stock at the date of grant. There are 200,000 shares of common stock currently reserved for issuance under the 1994 plan of which 178,179 have been granted. During 1994, the 1984 Stock Option Plan terminated. Under the plans, incentive options are to be granted to officers and employees, while non-qualified options are to be granted to non-employees. All options under these plans vest at a rate determined by the Board of Directors beginning from the date of grant and expiring up to ten years from the date of grant. A summary of transactions relating to outstanding stock options is as follows:


                                      Shares     Options       Exercise
                                    Available  Outstanding      Price
                                    ---------  -----------      -----

       Outstanding
       at December 31, 1994           30,600     261,600    $ 1.13 - 5.00
                                    ========     =======

       Additional shares reserved    100,000        --
       Options granted              (111,700)    111,700      2.88 - 5.50
       Options exercised                --       (36,574)     1.44 - 1.88
       Options canceled               72,300    (109,244)     1.44 - 5.00
                                      ------     -------

       Outstanding
       at December 31, 1995           91,200     227,482      1.13 - 5.50
                                    ========     =======

       Options granted              (166,400)    166,400      2.44 - 3.56
       Options exercised                --       (14,600)     1.63 - 1.88
       Options canceled               97,021    (137,803)     1.44 - 5.50
                                      ------     -------

       Outstanding
       at December 31, 1996           21,821     241,479    $ 1.13 - 5.50
                                    ========     =======

                   As of December 31, 1996, options to purchase a total of 79,208 shares of common stock were exercisable.

                        XIOX CORPORATION and SUBSIDIARIES

                   Notes to Consolidated Financial Statements

Employee           Certain  options offered under the 1984 Stock Option Plan may
Stock              be  exercised  immediately  upon grant but are subject to the
Options            Xiox Corporation  Stock Purchase  Agreement,  which restricts
Continued          transfers  of the shares  until the shares are fully  vested.
                   Under the terms of this agreement, the Company may repurchase at the option price any or all of the unvested shares purchased if the employee terminates his employment with the Company prior to vesting. The Company also has the right of first refusal in the event of any proposed disposition of the purchased shares. At December 31, 1996, no outstanding stock was subject to the Stock Purchase Agreement.

                   Accounting for Stock-based Compensation
                   The Company has elected to continue to use the intrinsic value-based method to account for all of its employee stock-based compensation plans. Under APB Opinion No. 25,
                   "Accounting for Stock Issued to Employees", the Company has recorded no compensation costs related to its stock option plans for the years ended December 31, 1996 and 1995 because the exercise price of each option equals or exceeds the fair value of the underlying common stock as of the grant date for each stock option.

                   Pursuant to SFAS No. 123, "Accounting for Stock-Based Compensation", the Company is required to disclose the effects on the net income (loss) and income (loss) per share data as if the Company had elected to use the fair value approach to account for all its employee stock-based compensation plans. Had compensation cost for the Company's plans been determined consistent with the fair value approach enumerated in SFAS No. 123, the Company's net income (loss) and income (loss) per share for the years ended December 31, 1996 and 1995 would have changed as indicated below:

                                                 Year ended       Year ended
                                             December 31, 1996 December 31, 1995
                 Net income (loss)
                       As reported                $  92,310     $  (1,299,456)
                       Adjusted Pro Forma         $  51,764     $  (1,309,886)
                 Net income (loss) per share
                       As reported                  $  0.04          $  (0.69)
                       Adjusted Pro Forma           $  0.02          $  (0.69)


                   The fair value of options granted was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1996 and 1995; risk-free interest rate of 6.4%; expected life of 5 years; 60% expected volatility; forfeiture rate of 20%; and no dividends.

                        XIOX CORPORATION and SUBSIDIARIES

                   Notes to Consolidated Financial Statements


                   A summary of the status of the Company's stock option plans as of December 31, 1996 and 1995 and changes during the years ended on those dates is presented below:

                                                                     December 31, 1996              December 31, 1995
                                                                     -----------------              -----------------
                                                                               Weighted                       Weighted
                                                                                Average                        Average
                                                                 Shares     Exercise Price      Shares     Exercise Price
                                                                 ------     --------------      ------     --------------
                       Stock Options
                       Outstanding at beginning of year           227,482        $3.28           261,600        $3.07
                       Granted                                     73,000         3.24           111,700         3.82
                       Granted under Stock Repricing               93,400         3.44
                       Exercised                                  (14,600)        1.87           (36,574)        1.60
                       Forfeited                                  (44,403)        3.54          (109,244)        3.87
                       Forfeited under Stock Repricing            (93,400)        4.32
                                                                 --------
                       Outstanding at end of
                       year                                       241,479        $2.97           227,482        $3.28
                                                                  =======                        =======

                       Options exercisable at year end             79,208        $1.64           107,260        $1.70
                       Weighted average fair value               --------                        -------
                       of options granted during the
                       period at exercise  price equal
                       to market  price at grant
                       date.                                        $1.49                         $ 2.37
                                                                 --------                        -------

                   The following table summarizes information about fixed stock options outstanding at December 31 1996:


                   Options Outstanding
                   -------------------
                   Range of Exercise Prices:                      $1.13 - $5.50

                   Weighted average remaining contractual life:         8 years
                   Weighted average exercise price:                       $2.97

                        XIOX CORPORATION and SUBSIDIARIES

                   Notes to Consolidated Financial Statements



Transactions       In 1991,  the Company  advanced cash to an employee in return
with Related       for  a  promissory  note  in  the  amount  of  $100,000.  The
Parties            promissory  note bears a stated  interest  rate of 9% with an original due date of 1996, which date was extended in 1996 to
                   2001.   In  1994,   the  Company  paid  certain   unscheduled
                   liabilities in conjunction with the purchase of certain assets for Instor Systems Corporation, a related party, in return for a $31,138 promissory note at 9% annual interest.
                   The unpaid principal balance as of December 31, 1996 and 1995 was $131,138.

Employee           Effective  January  1, 1990,  the  Company  adopted  the Xiox
Benefit            Corporation Employee Profit Sharing Plan (the Plan). The Plan
Plans              covers all regular full-time employees who have been employed by the Company continuously for a period of three months during the Plan year prior to the period of determination and are employees through the date of distribution. Distributions are determined based on certain arithmetic formulas included in the Plan document and are ultimately at the discretion of the Board of Directors. The Company did not make any significant distributions under the Plan during 1996 or 1995.

                   The Company sponsors a defined contribution plan covering substantially all of its employees. Under the plan, employees may elect to contribute up to 20% of their salary not to exceed an annual maximum of approximately $9,500. As the Company has no current plans to participate in a matching contribution program, no such contributions were accrued or expensed during 1996 and 1995, respectively.

Major              The Company sells directly to end-users,  original  equipment
Customers          manufacturers    (OEMs),   and   through   telephone   dealer
                   arrangements.  The Company  conducts its business  within one industry segment.  No single customer accounted for more than
                   10% of revenues during 1996 or 1995. Approximately 30% of the
                   Company's  sales  are  to  the   hospitality   industry  and,
                   accordingly, these sales may be subject to economic change affecting this industry. The Company provides for allowances on accounts receivable, and credit losses to date have not been significant.

Independent        The Board of Directors
Auditors'          Xiox Corporation and Subsidiaries:
Report

                   We have audited the accompanying consolidated balance sheets of Xiox Corporation and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

                   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

                   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Xiox Corporation and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.





                                                      KPMG Peat Marwick LLP


                   San Jose, California
                   February 21, 1997

Stock              The Company's common stock is traded on the  over-the-counter
Trading            market on NASDAQ under the symbol XIOX.  Xiox  completed  its
Information        initial public  offering on February  14,1986.  The quarterly high and low bid  prices  over the  past  two  years  were as follows:
                                                       High          Low

                            Fiscal 1996
                            Fourth Quarter             3 1/2         3
                            Third Quarter              3 5/8         3 1/8
                            Second Quarter             4             2
                            First Quarter              2 1/2         2 1/4

                            Fiscal 1995
                            Fourth Quarter             4 1/2         2 1/2
                            Third Quarter              5 1/8         3 1/2
                            Second Quarter             6 3/4         3 3/4
                            First Quarter              3 3/4         2 1/4



                   Bid Price Quotations are as reported by the National Association of Security Dealers, Inc. All bid prices reflect interdealer prices, without retail markup, markdown, or commission and may not represent actual transactions.

                   As of December 31, 1996, there were approximately 55 shareholders of record of common stock of the Company. Xiox Corporation has never paid dividends and has no present plans to do so. On March 24, 1997, the closing bid price was $3.25 per share.


DIRECTORS AND OFFICERS                                        CORPORATE OFFICES

Atam Lalchandani, Director and Assistant                      577 Airport Boulevard, Suite 700
Corporate Secretary                                           Burlingame, CA  94010
Consultant

Robert K. McAfee, Director                                    Xiox - New Hampshire Office
Consultant                                                    150 Dow Street
                                                              Manchester, NH 03101
Bernard T. Marren, Director
Private Investor                                              Xiox - Arizona Office
                                                              8010 East McDowell Road
Mark A. Parrish, Jr., Director                                Suite 118
Consultant                                                    Scottsdale, AZ 85257

William H. Welling, Director
Chairman and Chief Executive                                  LEGAL COUNSEL
Officer

Wayne F. Benoit                                               Wilson, Sonsini, Goodrich & Rosati
Vice President of Business Development                        650 Page Mill Road
                                                              Palo Alto, CA  94304
Robert W. Boyd
Vice President of Operations

Anthony DiIulio
Vice President of Sales & Marketing                           INDEPENDENT ACCOUNTANTS

Melanie D. Reid                                               KPMG Peat Marwick LLP
Vice President of Finance, Chief Financial                    50 West San Fernando Street
Officer and Corporate Secretary                               San Jose, CA  95113

David Y. Schlossman                                           TRANSFER AGENT
Vice President of Engineering
                                                              Chase Mellon Shareholder Service
                                                              Los Angeles, CA

                                                              FORM 10-KSB

                                                              Stockholders  will be provided
                                                              without charge,  a copy of the
                                                              Company's Form 10-KSB Annual
                                                              Report for 1996 upon written
                                                              request to:

                                                                 Xiox Corporation
                                                                 577 Airport Boulevard, Suite 700
                                                                 Burlingame, CA 94010