Form 10-K405, Exhibit 13
period 1997-12-31
XIOX CORP
filed 1998-03-31
CIK 782995

Exhibit 13.1 of 10-KSB for December 31, 1997





                                XIOX CORPORATION

                               1997 ANNUAL REPORT

           Management's Discussion and Analysis of Financial Condition
                            and Results of Operations

                   This Annual Report to Shareholders contains forward-looking information which is based upon current expectations of the Company. Actual results could differ materially for the reasons noted and due to other risks, including but not limited to those discussed under "Certain Risk Factors Which May Impact Future Operating Results and Market Price of Stock" commencing on page 4.

                   The following discussion and analysis should be read in conjunction with the Company's audited financial statements and the notes thereto included herein.

Results of         Revenues  for  the  fiscal  year  ended   December  31,  1997
Operations         decreased  by 7% or  $399,783  to  $5,060,890  in contrast to revenues for the fiscal year ended December 31, 1996 of $5,460,673. The decrease is attributable to lower than expected demand for call accounting and voice mail products.

                   Product costs and operating expenses increased 2% or $113,625 to $5,473,375 in 1997 from $5,359,750 in 1996. Product costs and operating expense comparisons, as a percentage of revenues are summarized as follows:


                                                         1997     1996    1995

                   Revenues                               100%     100%    100%

                   Product Costs                           41%      45%     52%
                   Research and development                20%      13%     17%
                   Marketing and SG&A                      47%      40%     51%
                   (Loss)Income from operations            (8%)      2%    (20%)

                   Product costs decreased by 14% or $345,968 to $2,083,372 in 1997 versus product costs for 1996 of $2,429,340. As a percentage of revenues, product costs decreased in 1997 to 41% from 45% primarily as a result of a shift in sales to products with lower costs in 1997 as compared to 1996. In 1996, product costs decreased by 30% or $1,061,121 to
                   $2,429,340   in  1996  versus   product  costs  for  1995  of
                   $3,490,461. As a percentage of revenues, product costs decreased in 1996 to 45% from 52% as a result of discontinuance of certain products and reductions in overall discretionary costs.

                   Research and development expenses increased to 20% of revenues in 1997, an increase of $286,193 or 39% from 1996 to 1997 due to a planned increase in spending associated with new product development. In 1996, research and development expenses decreased to 13% of revenues, a decrease of $396,843 or 35% from 1995 to 1996 due to the efforts of the Company to manage expenses and reduce discretionary spending.

                   Marketing, sales and general and administrative expense increased from 40% to 47% of revenues in 1997, an increase of $173,399 or 8%, primarily due to increased labor related costs associated with new product planning, business development and administrative support offset by lower sales expenses due to lower sales volume. Marketing, sales and general and administrative expense decreased from 51% to 40% of revenues in 1996, a decrease of $1,250,707 or 36% due to the Company's efforts to reduce expenses to more closely align with its current business needs.

           Management's Discussion and Analysis of Financial Condition
                      and Results of Operations, continued



                   Other income, net increased by $448,759 in 1997 primarily due to income recognized from the resolution of a patent interference proceeding in the amount of $425,000 and an increase in investment income of $31,259, from $14,320 in 1996 to $45,579 in 1997.

                   The Company lost $412,484 from operations in 1997. Following five (5) profitable quarters, from June 30, 1996 through June 30, 1997, the Company recorded operating losses in the quarters ending September 30, 1997 and December 31, 1997. These losses were anticipated as the Company increased expenditures related to new product planning and development.


Liquidity          As of December 31, 1997,  Xiox had cash and cash  equivalents
And                of $2,633,860 and net working capital of $3,120,508  compared
Capital            to cash and cash  equivalents  of  $291,488  and net  working capital of $693,485 in 1996. During 1997 the Company expended
                   $237,953 for capital equipment and software.

                   The Company's bank line of credit was renewed in May of 1997 at $1,000,000 and is expected by management to provide adequate capital resources to conduct operations at the level currently anticipated through May of 1998 when the bank line expires. In addition, if working capital needs require, the Company may need to seek additional capital funding.

                   The Company is exploring raising additional funds to support development of a new product line addressing the combined telecom and datacom markets. In connection with this new product line, the Company has committed to fund Xiox Flanders N.V., a 94.9% owned subsidiary, with approximately $550,000 in 1998.

Year 2000          The Year 2000 Issue is the result of computer  programs being
Compliance         written  using two  digits  rather  than  four to define  the applicable year. Computer programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the Year 2000. If the Company's internal systems do not correctly recognize date information when the year changes to 2000, there could be an adverse impact on the Company's operations. The Company is in the process of completing an assessment and plans to modify or replace significant portions of its internal software so that its computer systems will function properly with respect to dates in the Year 2000 and thereafter. The Company has also assessed the capability of its products sold to customers and believes that it has no exposure to contingencies related to the Year 2000 Issues for the products it has sold. The
                   Company's products receive data from other equipment such as PC's and PBX's and can only properly handle year 2000 dates if it receives Year 2000 compliant data. Some systems sold by the Company with computer BIOS manufactured prior to 1996 will need to have the internal clock reset or the BIOS modified in order to ensure proper performance.

                   Management believes that the likelihood of a material adverse impact due to problems with internal systems or products sold to customers is remote and expects that any costs to be incurred to assure Year 2000 capability will not have a material adverse effect on the Company's financial position or results of operations. However, there may be contingencies related to Year 2000 Issues which are unknown to Management at this time which may have material adverse effect on the Company. There can be no assurance that another Company's failure to ensure Year 2000 capability would not have an adverse effect on the Company.

           Management's Discussion and Analysis of Financial Condition
                      and Results of Operations, continued


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



                   Competition

                   The market for the Company's software products is competitive and is characterized by change in technology and user needs and the introduction of new products. In order for the Company to remain competitive, it must rapidly respond to such changes, including the enhancement and upgrading of existing products and the introduction of new products. Most of the Company's competitors and many potential competitors have substantially greater financial, marketing and technology resources than the Company. The Company's major competitors are Telco Research, ISI-Infortext and Nortel
                   (MAT). There can be no assurance that the Company will be able to compete successfully against either current or potential competitors or that competition will not have a material adverse effect on the Company's business and consolidated results of operations and financial condition.


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

           Management's Discussion and Analysis of Financial Condition
                      and Results of Operations, continued

Certain Risk       Product Development and Introduction
Factors
Which May          The software  products  offered by the Company are internally
Impact             complex and, despite  extensive  testing and quality control,
Future             may contain errors or defects ("bugs"), especially when first
Operating          introduced.  Defects  or errors  could  result in  corrective
Results and        releases to the Company's  software  products,  damage to the
Market Price       Company's  reputation,  loss  of  revenues,  an  increase  in
of Stock,          product  returns,   or  lack  of  market  acceptance  of  its
Continued          products,  any of which  could  have a material  and  adverse effect on the Company's business and consolidated results of operations.

                   The software industry is characterized by rapid technological change as well as changes in customer requirements and preferences. The Company believes that its future results will depend largely upon its ability to offer products that compete favorably with respect to price, reliability, performance, range of useful features, continuing product enhancements, reputation and training. Delays or difficulties, including the discovery of product defects, may result in the delay or cancellation of planned development projects and could have a material and adverse effect on the Company's business and consolidated results of operations. In addition, increased competition in the market for call accounting products could also have a negative impact on the Company's business and consolidated results of operations.

                   In 1997, the Company began a large development effort in a new product line addressing the combined telephony and data markets. The Company will require additional funding to complete this new product development effort. No assurances can be made that the Company will be able to obtain the additional required funding.



                   Dependence on Distribution Channels

                   The Company sells its products primarily through its network of authorized dealers. Xiox's ability to effectively distribute its products depends in part upon the financial and business condition of its distribution network. One customer accounted for 12% of revenue during 1997 while no single customer accounted for more than 10% of the Company's revenues in 1996. The loss of or a significant reduction in business with any one of the Company's major dealers could have a material adverse effect on the Company's business and consolidated results of operations in future periods.


                                       XIOX CORPORATION and SUBSIDIARIES

                                          Consolidated Balance Sheets
                                          December 31, 1997 and 1996

                                                                           1997                      1996
                                                                       -----------               -----------
Assets

Current assets:
     Cash and cash equivalents                                         $ 2,633,860                   291,488
     Accounts receivable, net of allowance
          for doubtful accounts of $141,556 in 1997
          and $192,072 in 1996                                             884,612                 1,062,045
     Other receivables                                                     433,190                    66,412
     Inventories                                                           474,865                   433,769
     Prepaid expenses and other assets                                     158,311                    69,470
                                                                       -----------               -----------
          Total current assets                                           4,584,838                 1,923,184

Property and equipment, net                                                432,292                   358,118
Purchased software, net                                                     42,673                    52,930
Notes receivable                                                           100,000                   131,138
Deposits and other assets                                                  494,397                    20,319
                                                                       -----------               -----------

                                                                       $ 5,654,200                 2,485,689
                                                                       -----------               -----------
Liabilities and Stockholders' Equity

Current liabilities:
       Accounts payable                                                    202,648                   140,627
       Accrued expenses                                                    175,962                   212,081
       Accrued compensation                                                118,252                   114,380
       Purchase deposits                                                    51,231                    41,025
       Deferred revenue                                                    916,237                   721,586
                                                                       -----------               -----------

           Total current liabilities                                     1,464,330                 1,229,699

Commitments and contingencies

Minority interest                                                          127,776                      --

Stockholders' equity:
Preferred stock, $0.01 par value;
       1,000,000 shares authorized;
       None issued and outstanding in 1997 and 1996                           --                        --
Common stock, $0.01 par value;
     10,000,000 shares authorized;
     2,932,934 and 2,372,384 shares issued and
     outstanding in 1997 and 1996, respectively                             29,329                    23,724
Additional paid-in capital                                               8,266,576                 5,492,345
Note receivable from stockholder                                           (15,938)                  (27,188)
Cumulative translation adjustments                                         (13,175)                     --
Accumulated deficit                                                     (4,204,698)               (4,232,891)
                                                                       -----------               -----------
         Total stockholders' equity                                      4,062,094                 1,255,990
                                                                       -----------               -----------

                                                                       $ 5,654,200                 2,485,689
                                                                       ===========                 =========

See accompanying notes to consolidated financial statements.

                        XIOX CORPORATION and SUBSIDIARIES

                      Consolidated Statements of Operations
                     Years ended December 31, 1997 and 1996

                                                         1997           1996
                                                     -----------     -----------

Revenues                                             $ 5,060,890       5,460,673
                                                     -----------     -----------

Product costs                                          2,083,372       2,429,340
Research and development                               1,020,145         733,952
Marketing, sales, general and administrative           2,369,857       2,196,458
                                                     -----------     -----------

                                                       5,473,374       5,359,750
                                                     -----------     -----------

(Loss) income from operations                           (412,484)        100,923

Other income, net                                        451,451           2,692
                                                     -----------     -----------


Income before income taxes                                38,967         103,615

Income taxes                                              10,774          11,305
                                                     -----------     -----------

Net income                                           $    28,193          92,310
                                                     ===========     ===========

Per Share Information:

Basic net income per share                           $      0.01            0.04
                                                     ===========     ===========
Number of shares used in
  basic per share computation                          2,652,089       2,370,030
                                                     ===========     ===========

Diluted net income per share                         $      0.01            0.04
                                                     ===========     ===========
Number of shares used in
 diluted per share computation                         2,837,804       2,378,645
                                                     ===========     ===========



See accompanying notes to consolidated financial statements.


                                                    XIOX CORPORATION and SUBSIDIARIES

                                             Consolidated Statements of Stockholders' Equity
                                                Years ended December 31, 1997, and 1996

                                          Common Stock                        Note Receivable  Cumulative
                                      -----------------------      Paid-in         From       Translation  Accumulated
                                       Shares        Amount        Capital      Shareholder   Adjustments    Deficit         Total
                                      ---------    ----------     ---------     -----------   -----------  ----------     ---------
Balances, December 31, 1995           2,357,784    $   23,578     5,465,140          --            --      (4,325,201)    1,163,517

Stock options exercised                  14,600           146        27,205       (27,188)         --            --             163
Net income                                 --            --            --            --            --          92,310        92,310
                                      ---------    ----------     ---------       -------       -------    ----------     ---------

Balances, December 31, 1996           2,372,384        23,724     5,492,345       (27,188)         --      (4,232,891)    1,255,990

Common shares issued                    574,400         5,744     2,817,911          --            --            --       2,823,655
Common shares repurchased               (15,000)         (150)      (46,725)         --            --            --         (46,875)
Stock options exercised                   1,150            11         3,045          --            --            --           3,056
Note receivable payment                    --            --            --          11,250          --            --          11,250
Translation Adjustment                     --            --            --            --         (13,175)         --         (13,175)
Net income                                 --            --            --            --            --          28,193        28,193
                                      ---------    ----------     ---------       -------       -------    ----------     ---------

Balances, December 31, 1997           2,932,934    $   29,329     8,266,576       (15,938)      (13,175)   (4,204,698)    4,062,094
                                      ---------    ----------     ---------       -------       -------    ----------     ---------


                                    See accompanying notes to consolidated financial statements


                                     XIOX CORPORATION and SUBSIDIARIES

                                    Consolidated Statements of Cash Flows
                                    Years ended December 31, 1997 and 1996


                                                                         1997                     1996
                                                                      -----------              -----------
Cash flow from operating activities:
Net income                                                            $    28,193                   92,310
Adjustments to reconcile net income to net
Cash (used in) provided by operating activities:
      Depreciation and amortization                                       174,036                  228,662
      Gain on settlement of other receivables                             (15,737)
     Change in operating assets and liabilities:
         Accounts receivable, net                                         177,433                 (112,266)
         Other receivables                                               (366,778)                 (37,407)
         Inventories                                                      (41,096)                 (85,539)
         Prepaid expenses, deposits
              and others assets                                          (562,919)                   6,338
         Accounts payable and accrued expenses                             29,774                  178,754
         Purchase deposits                                                 10,206                 (190,241)
         Deferred revenue                                                 194,651                   34,272
                                                                      -----------              -----------

Net cash (used in) provided by operating activities                      (372,237)                 114,883
                                                                      -----------              -----------

Cash flows from investing activities:
         Acquisition of property and equipment                           (201,747)                 (56,633)
         Acquisition of software                                          (36,206)                 (11,090)
                                                                      -----------              -----------

Net cash used in investing activities                                    (237,953)                 (67,723)
                                                                      -----------              -----------

Cash flows from financing activities:
     Bank line of credit repayments                                          --                   (100,000)
     Proceeds from stock issued to minority interest                      127,776                      --
     Proceeds from sale of common stock                                 2,837,961                      163
                                                                      -----------              -----------

Net cash provided by (used in) financing activities                     2,965,737                  (99,837)
                                                                      -----------              -----------


Effect of exchange rate changes on cash                                   (13,175)                    --
                                                                      -----------              -----------


                                  (continued)



                                       XIOX CORPORATION and SUBSIDIARIES

                                 Consolidated Statements of Cash Flows, continued
                                      Years ended December 31, 1997 and 1996


                                                                        1997                    1996
                                                                     ----------              ----------
Net increase (decrease) in cash and cash equivalents                  2,342,372                 (52,677)

Beginning cash and cash equivalents                                     291,488                 344,165
                                                                     ----------              ----------

Ending cash and cash equivalents                                     $2,633,860              $  291,488
                                                                     ==========              ==========

Supplemental Cash Flow Information:

     Interest paid                                                   $     --                     6,392
                                                                     ==========              ==========
     Income taxes                                                    $   13,294                   2,806
                                                                     ==========              ==========

Noncash financing activities:

     Common  stock  issued upon  exercise of
     stock options in exchange for note
     receivable from shareholder                                     $     --                    27,188
                                                                     ==========              ==========


     Common stock received in settlement
     of outstanding claims                                           $   46,875                    --
                                                                     ==========              ==========



See accompanying notes to consolidated financial statements.

                        XIOX CORPORATION and SUBSIDIARIES

                   Notes to Consolidated Financial Statements
                           December 31, 1997 and 1996


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


                   Principles of Consolidation

                   The consolidated financial statements of Xiox Corporation include the accounts of its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

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

                   Maintenance and Rate Tariff Table Subscriptions. Maintenance service and rate tariff table subscriptions entitle a customer to receive future releases and enhancements of the related software products and/or to receive the current local and long distance provider tariff rates for their call accounting systems for the subscription period. Maintenance and rate table subscription revenues are recognized ratably over the period of the maintenance and subscription agreements in accordance with American Institute of Certified Public Accountants (AICPA) Statement of Position (SOP) 91-1, "Software Revenue Recognition."



                   Cash and cash equivalents

                   Cash and cash equivalents include cash on hand or held in banks, amounts due from banks, and short-term investments with remaining maturities of less than three months at date of purchase. Cash equivalents consist primarily high quality money market instruments, commercial paper and certificates of deposit in the amounts of $2,278,616 and $85,098 as of December 31, 1997 and 1996, respectively.



                   Inventories

                   Inventories are stated at the lower of first-in, first-out cost or market.


                   Property and equipment

                   Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally three to five years.


                   Financial Instruments

                   Cash equivalents, accounts receivable and accounts payable are recorded at fair value which approximates cost as of December 31, 1997 and 1996.

                        XIOX CORPORATION and SUBSIDIARIES

                   Notes to Consolidated Financial Statements


Summary of         Software  capitalization
Significant
Accounting         Internal  software   development   costs,  which  consist  of
Policies,          software  updates,  are expensed in the year of  development.
Continued          Software   updates   are  a  result  of   internal   software
                   development and are released annually for software  products.
                   Management believes that the benefit of these updates does not extend beyond one year.

                   Purchased software with a benefit extending beyond one year is capitalized. Purchased software is stated at cost. Amortization is computed on the straight-line basis over the period of benefit, generally three years.


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


                   Stock-based Compensation

                   The Company accounts for stock-based awards to employees using the intrinsic value method in accordance with
                   Accounting Principles Board (APB) No. 25, "Accounting for Stock Issued to Employees." In 1996, the Company adopted the disclosure requirements of SFAS No. 123, "Accounting for Stock-Based Compensation," which require the disclosure of pro forma net income and earnings per share as if the Company adopted the fair value-based method in measuring compensation expense as of the beginning of 1995.


                   Earnings per Share

                   The Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 128, Earnings Per Share, effective for periods ending after December 15, 1997. The Company has adopted the new standard for the year-end and has restated prior period amounts to conform to the new presentation. SFAS No. 128 requires the presentation of basic and diluted earnings per share. Basic earnings per share is calculated by dividing net income or loss by weighted average common shares outstanding during the period. Diluted earnings per share reflects the net incremental shares that would be issued if outstanding stock options were exercised.

                   In the case of a net loss, it is assumed that no incremental shares would be issued because they would be antidilutive. In addition, certain options are considered antidilutive because the options' exercise price was above the average market price during the period. Antidilutive shares are not included in the computation of diluted earnings per share, in accordance with SFAS No. 128.

                        XIOX CORPORATION and SUBSIDIARIES

                   Notes to Consolidated Financial Statements



Summary of        The shares used in per share computations for the fiscal years
Significant       ended December 31, 1997 and 1996 are as follows:
Accounting
Policies,
Continued


                                                                                                     1997             1996
                                                                                                     ----             ----
                       Weighted average common shares outstanding-basic                             2,652,089       2,370,030

                       Incremental Shares - stock options                                              79,778           8,615

                       Contingent Shares                                                              105,937
                                                                                                    ---------       ---------

                       Shares used in diluted per share computations                                2,837,804       2,378,645
                                                                                                    ---------       ---------

                   Foreign Currency Translation

                   The functional currency of the Company's foreign subsidiary is the local currency of the country in which it is located. Assets and liabilities are translated at the current exchange rate at the balance sheet date. Expenses are translated using the average exchange rate during the period.



                   Use of Estimates

                   The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from such estimates.


                   Impairment of Long-Lived Assets

                   In March 1995, SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, was issued. This Statement requires that long-lived assets be evaluated for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell. The Company adopted SFAS No. 121 on January 1, 1996. The adoption of SFAS No. 121 did not have a material impact on the Company's consolidated results of operations.

                        XIOX CORPORATION and SUBSIDIARIES

                   Notes to Consolidated Financial Statements


Summary of         Recently Adopted Accounting Standards
Significant
Accounting         In October 1997, the AICPA issued SOP 97-2,  Software Revenue
Policies,          Recognition,  which  supersedes SOP 91-1. The Company will be
Continued          required to adopt SOP 97-2 for software  transactions entered into beginning  January 1, 1998, and retroactive  application to years prior to adoption is prohibited.  SOP 97-2 generally requires  revenue earned on software  arrangements  involving
                   multiple     elements     (i.e.,      software      products,
                   upgrades/enhancements,    post-contract   customer   support,
                   installation, training, etc.) to be allocated to each element based on the relative fair values of the  elements.  The fair value  of an  element  must be  based  on  evidence  which is specific to the vendor.  The  revenue  allocated  to software
                   products    (including    specified    upgrades/enhancements)
                   generally is recognized upon shipment of the products. The revenue allocated to post-contract customer support generally is recognized ratably over the term of the support and revenue allocated to services as they are performed. If a vendor does not have evidence of the fair value for all elements in a multiple-element arrangement, all revenue from the arrangement is deferred until such evidence exists or until all elements are delivered. The Company's management anticipates that the adoption of SOP 97-2 will not have a material impact on the Company's consolidated results of operation.



Other              Other   receivables  as  of  December  31  consisted  of  the
Receivables        following:

                                                               1997       1996
                                                             --------     ------
                   Patent interference settlement            $425,000       --
                   Insurance claims                              --       63,106
                   Other                                        8,190      3,306
                                                             --------     ------
                                                             $433,190     66,412
                                                             ========     ======


Inventories        Inventories  consist primarily of purchased hardware products
                   (finished goods). Major classes of inventories as of December
                   31 consisted of the following:

                                                               1997       1996
                                                             --------   --------

                   Purchased parts and components            $142,866     85,359
                   Work in process                             52,225     18,749
                   Finished goods                             279,774    329,661
                                                             --------   --------
                                                             $474,865    433,769
                                                             ========   ========

                        XIOX CORPORATION and SUBSIDIARIES

                   Notes to Consolidated Financial Statements



Property           Property  and equipment as of  December 31  consisted  of the
  and              following:
Equipment
                                                        1997            1996
                                                     -----------    -----------
                   Office equipment                  $ 1,277,951      1,075,298
                   Furniture and fixtures                304,732        305,638
                                                     -----------    -----------

                                                       1,582,683      1,380,936
                   Less accumulated depreciation      (1,150,391)    (1,022,818)
                                                     -----------    -----------

                                                     $   432,292        358,118
                                                     ===========    ===========



Purchased          Purchased  software  as  of  December  31  consisted  of  the
Software           following:
                                                           1997         1996
                                                         ---------    ---------

                   Purchased software                    $ 236,243      200,037
                   Less accumulated amortization          (193,570)    (147,107)
                                                         ---------    ---------

                                                         $  42,673       52,930
                                                         =========    =========





Deposits and       Deposits  and other assets as of December 31 consisted of the
Other Assets       following:

                                                              1997       1996
                                                           --------     ------
                   Prepaid royalties payments               295,427       --
                   Other prepaids                           198,970     20,319
                                                           --------     ------

                                                           $494,397     20,319
                                                           ========     ======

                   Deposits and other assets include prepaid royalty payments, which the Company amortizes based on the number of units sold.


Bank Line          The   Company   maintains   a   $1,000,000   line  of  credit
of credit          collateralized  by  eligible  accounts  receivable.  The line bears interest at prime plus 1.25% (9.75% as of December 31, 1997) and expires in May 1998. No amounts were outstanding under the line as of December 31, 1997.

                        XIOX CORPORATION and SUBSIDIARIES

                   Notes to Consolidated Financial Statements



Lease              Future  minimum lease  payments and related  sublease  rental
Committments       receivables with respect to noncancelable operating leases in excess of one year are as follows:

                                                               Rental Receivable
                   Year ended December 31:    Rental Payments     under Sublease
                   -----------------------    ---------------     --------------
                   1998                         $     359,135            30,236
                   1999                               361,305                --
                   2000                               244,512                --
                   2001                                90,578                --
                   2002                                90,578                --
                   2003                                90,578                --
                   2004                                90,578                --
                   2005                                 7,548                --
                                                  -----------            ------
                                                  $ 1,334,812            30,236
                                                  ===========            ======


                   Total rent expense incurred on the Company's operating leases was approximately $221,260, net of sublease income of $97,579, for the year ended December 31, 1997, and $211,610, net of sublease income of $84,474 for the year ended December 31, 1996. Future lease obligations are subject to cost of living adjustments beginning February 1, 2000.



Taxes The provision for income taxes in 1997 and 1996 consisted entirely of current state income taxes.

                   The provision for income taxes differs from the amounts computed by applying the U.S. Federal tax rate of 34% to the Company's income before income taxes as a result of the following:

                                                             1997         1996
                                                           --------      ------
                   Computed tax expense                    $ 13,249      35,229

                   State income taxes, net of
                   Federal income tax benefit                 3,134       7,461

                   Other, net                                (5,609)    (31,385)
                                                           --------      ------

                   Provision for income taxes              $ 10,774      11,305
                                                           ========      ======

                        XIOX CORPORATION and SUBSIDIARIES

                   Notes to Consolidated Financial Statements



Taxes,             The tax  effect of  temporary  differences  that give rise to
Continued          significant   portions   of  the deferred   tax   assets  and
                   liabilities as of December 31, 1997 and 1996, are as follows:

                   Deferred tax assets:                               1997           1996
                                                                   -----------    -----------
                   Reserves and accruals for financial
                   reporting purposes not taken for tax purposes   $   495,883    $   457,376

                   Research and development costs
                   principally due to capitalization and
                   amortization for tax reporting purposes             329,753        511,477

                   Net operating loss carryforwards                    751,856        646,426

                   Research and development and investment tax
                   credit carryforwards                                211,463        111,512
                                                                   -----------    -----------

                   Total gross deferred tax asset                    1,788,955      1,726,791

                   Less valuation allowance                         (1,766,063)    (1,696,695)
                                                                   -----------    -----------

                   Deferred tax asset, net of allowance                 22,892         30,096
                                                                   -----------    -----------

                   Deferred tax liabilities:

                   Property and equipment, principally
                   due to differences in depreciation                  (22,892)       (30,096)
                                                                   -----------    -----------

                   Total gross deferred tax liability                  (22,892)       (30,096)
                                                                   -----------    -----------

                   Net deferred tax asset                          $      --             --
                                                                   -----------    -----------



                   As of December 31, 1997, the Company has federal and state net operating loss carryforwards of approximately $2,200,000 and $40,000, respectively, expiring during the years 2000 through 2009. As of December 31, 1997, the Company has research and development tax credits and investment tax credits of approximately $170,000, which expire during the years 2005 through 2010. Under IRS Section 382, the Company's future utilization of its net operating loss carryforwards and certain of its general business tax credits for federal and state tax reporting purposes is limited to approximately $94,000 per year for operating losses generated prior to a change in ownership in the year ended December 31, 1989.

                        XIOX CORPORATION and SUBSIDIARIES

                   Notes to Consolidated Financial Statements


Shareholders       In the  third  quarter  of 1997,  the  Company  and  Flanders
Equity             Language  Valley  ("Flanders")  were  parties to an agreement providing for the purchase by Flanders of an aggregate of 574,400 shares of the Company's common stock for an aggregate purchase price of $2,872,000 subject to adjustment. On March
                   25, 1998, the Company issued an additional 211,297 shares of the Company's Common Stock as an adjustment under this agreement.

                   Xiox Flanders N.V. ("Xiox Flanders") was incorporated in Belgium pursuant to this agreement and is owned 94.9% by the Company and 5.1% by Flanders. The Company has committed to fund Xiox Flanders with approximately $550,000 in 1998 and approximately $1,222,000 in 1999. The actual amount of funding provided by the Company will depend on the business needs of Xiox Flanders and can be modified by a vote of the Board of Directors.




Employee           The Company has 1994 and 1984  incentive  stock  option plans
Stock              that  provide for  granting of stock  options  with  exercise
Options            prices  equal to the  fair  value  of the  underlying  common stock at the date of  grant.  There  are  350,000  shares  of common stock  currently  reserved for issuance under the 1994 plan of which  274,900 have been  granted.  During 1994,  the
                   1984 Stock Option Plan terminated. Under the plans, incentive options are to be granted to officers  and  employees,  while non-qualified options are to be granted to non-employees. All options  under these plans vest at a rate  determined  by the
                   Board of  Directors  beginning  from  the  date of grant  and expiring up to ten years from the date of grant. A summary of transactions  relating  to  outstanding  stock  options is as follows:

                                                 Shares      Options      Exercise
                                                Available  Outstanding      Price
                                                ---------  -----------      -----
                   Outstanding
                   as of December 31, 1995        91,200     227,482   $1.13 - 5.50
                                                ========    ========

                   Options granted              (166,400)    166,400    2.44 - 3.56
                   Options exercised                --       (14,600)   1.63 - 1.88
                   Options canceled               97,021    (137,803)   1.44 - 5.50
                                                --------    --------

                   Outstanding
                   as of December 31, 1996        21,821     241,479    1.13 - 5.50
                                                ========    ========

                   Additional shares reserved    150,000        --
                   Options granted              (108,300)    108,300    3.19 - 4.75
                   Options exercised                --        (1,150)   2.63 - 2.88
                   Options canceled               11,429     (11,429)   2.88 - 3.44
                                                --------    --------

                   Outstanding
                   as of December 31, 1997        74,950     337,200    1.13 - 5.50
                                                ========    ========


                        XIOX CORPORATION and SUBSIDIARIES

                   Notes to Consolidated Financial Statements



Employee           Certain options may be exercised  immediately  upon grant but
Stock              are subject to the Xiox Corporation Stock Purchase Agreement,
Options,           which  restricts transfers of the shares until the shares are
Continued          fully vested. Under the terms of this agreement,  the Company may repurchase at the option price any or all of the unvested shares  purchased if the employee  terminates  his employment with the Company  prior to vesting.  The Company also has the
                   right  of  first   refusal  in  the  event  of  any  proposed
                   disposition of the purchased shares. As of December 31, 1997, no outstanding stock was subject to the Stock Purchase
                   Agreement.


                   Pursuant  to  SFAS  No.  123,   Accounting  for   Stock-Based
                   Compensation, the Company is required to disclose the effects on the net income and income per share data as if the Company had elected to use the fair value approach to account for its employee  stock-based  compensation  plans.  Had compensation cost for the Company's plans been determined  consistent with the fair value approach,  the Company's net income and income per share for the years  ended  December  31,  1997 and 1996, would have been as follows:

                                                                         Year ended             Year ended
                                                                        December 31, 1997      December 31, 1996
                                                                        -----------------      -----------------
                   Net income (loss):
                                         As reported                      $      28,193             $  92,310
                                         Pro forma                        $     (62,570)            $  51,764

                   Basic net income (loss) per share:
                                         As reported                      $        0.01             $    0.04
                                         Pro forma                        $       (0.02)            $    0.02

                   Diluted net income (loss) per share:
                                         As reported                      $        0.01             $    0.04
                                         Pro forma                        $       (0.02)            $    0.02


                   The effect of applying SFAS No, 123 for disclosing compensation costs may not be representative of the effects on reported results for future years because pro forma results reflect compensation costs only for stock options granted in 1995 through 1997, and does not consider compensation costs for stock options granted prior to January 1, 1995.


                   The fair value of options granted was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1997 and 1996:


                                                         1997           1996
                                                         ----           ----

                   Risk-free interest rate               6.1%           6.4%
                   Expected life                         5 Years        5 Years
                   Expected volatility                   54%            60%
                   Dividends                             None           None

                        XIOX CORPORATION and SUBSIDIARIES

                   Notes to Consolidated Financial Statements



Employee           A summary of the status of the Company's  stock option during
Stock              the years then ended is presented below:
Options,
Continued



                                                                       December 31, 1997                 December 31, 1996
                                                                       -----------------                 -----------------
                                                                                  Weighted-                          Weighted-
                                                                                   Average                            Average
                                                                    Shares      Exercise Price        Shares      Exercise Price
                                                                    ------      --------------        ------      --------------
                   Outstanding at beginning of year                 241,479       $   2.97             227,482       $   3.28
                   Granted                                          108,300           4.53              73,000           3.24
                   Granted under Stock Repricing                       --             --                93,400           3.44
                   Exercised                                         (1,150)          2.66             (14,600)          1.87
                   Forfeited                                        (11,429)          3.18             (44,403)          3.54
                   Forfeited under Stock Repricing                     --                              (93,400)          4.32
                                                                    -------                            -------
                   Outstanding at end of
                   year                                             337,200       $   3.45             241,479       $   2.97
                                                                    =======                            =======

                   Options exercisable at year  end                 136,094       $   2.65              79,208       $   1.64
                                                                    -------                            -------

                   Weighted-average fair value of options granted during the
                   period at exercise  price equal to market  price at grant
                   date                                                           $   2.65                           $   1.49


                   The  following  table  summarizes   information  about  stock
                   options outstanding as of December 31 1997:


                   1997 Options Outstanding

                                                                Weighted-average remaining          Weighted-average
                   Range of Exercise Prices:                         contractual life                exercise price
                   -------------------------                         ----------------                --------------
                                $1.13 - 1.65                             2.7 years                     $  1.43
                                 1.65 - 2.20                             3.0                              1.76
                                 2.20 - 2.75                             8.2                              2.48
                                 2.75 - 3.30                             8.5                              3.07
                                 3.30 - 3.85                             8.6                              3.41
                                 3.85 - 4.95                             9.6                              4.72
                                 4.95 - 5.50                             7.4                              5.50


                        XIOX CORPORATION and SUBSIDIARIES

                   Notes to Consolidated Financial Statements



Transactions       In 1991, the Company loaned $100,000 to an employee in return
with Related       for a promissory note secured by a second deed of trust.  The
Parties            promissory note bears a stated interest rate of 9% with a due date as amended of 2001.

                   In 1994, the Company paid certain unscheduled liabilities in conjunction with the purchase of certain assets for Instor Systems Corporation, a related party, in return for a $31,138 promissory note at 9% annual interest, which was repaid during 1997.



Employee           The Company has adopted the Xiox Corporation  Employee Profit
Benefit            Sharing  Plan  (the  Plan).   The  Plan  covers  all  regular
Plans              full-time  employees   excluding  officers,   who  have  been
                   employed by the Company continuously for a period of three months (six months if hired after June 30, 1997) during the plan year prior to the period of determination and are employees through the date of distribution. Distributions are determined based on certain arithmetic formulas included in the plan document and are ultimately at the discretion of the Board of Directors. The Company did not make any significant distributions under the Plan during 1997 or 1996.

                   The Company sponsors a defined contribution plan covering substantially all of its employees. Under the plan, employees may elect to contribute up to 20% of their salary not to exceed an annual maximum of approximately $9,500. As the Company has no current plans to participate in a matching contribution program, no such contributions were accrued or expensed during 1997 and 1996.

Major              The Company sells directly to end-users,  original  equipment
Customers          manufacturers    (OEMs),   and   through   telephone   dealer
                   arrangements. The Company conducts its business within one industry segment. No single customer accounted for more than 10% of revenues during 1996. In 1997, one customer accounted for 12% of the revenue and 19% of accounts receivable as of December 31, 1997. Approximately 30% of the Company's sales are to the hospitality industry and, accordingly, these sales may be subject to economic change affecting this industry.
                   The Company provides for allowances on accounts receivable, and credit losses to date have not been significant.

Independent        The Board of Directors
Auditors'          Xiox Corporation and Subsidiaries:
Report

                   We have audited the accompanying consolidated balance sheets of Xiox Corporation and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

                   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Xiox Corporation and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.





                                                    KPMG Peat Marwick LLP


                   Mountain View, California
                   February 13, 1998

Stock              The Company's common stock is traded on the  over-the-counter
Trading            market on NASDAQ under the symbol XIOX.  Xiox  completed  its
Information        initial  public  offering on February 14, 1986. The quarterly high and low bid prices over the past two years were as follows:

                                                            High          Low
                                                            ----          ---
                      Fiscal 1997
                      Fourth Quarter                        5             4
                      Third Quarter                         5             3 3/4
                      Second Quarter                        5 1/4         3
                      First Quarter                         3 1/4         2 3/4

                      Fiscal 1996
                      Fourth Quarter                        3 1/2         3
                      Third Quarter                         3 5/8         3 1/8
                      Second Quarter                        4             2
                      First Quarter                         2 1/2         2 1/4



                   Bid Price Quotations are as reported by the National Association of Security Dealers, Inc. All bid prices reflect interdealer prices, without retail markup, markdown, or commission and may not represent actual transactions.

                   As of December 31, 1997, there were approximately 50 shareholders of record of common stock of the Company. The Company has never paid dividends and has no present plans to do so. On March 23, 1998, the closing bid price was $5.25 per share.


DIRECTORS AND OFFICERS                                            CORPORATE OFFICES

Atam Lalchandani, Director and Assistant                          577 Airport Boulevard, Suite 700
Corporate Secretary                                               Burlingame, CA  94010
Consultant
                                                                  Xiox - New Hampshire Office
Robert K. McAfee, Director                                        150 Dow Street
Consultant                                                        Manchester, NH 03101

Bernard T. Marren, Director                                       Xiox - Arizona Office
Private Investor                                                  8010 East McDowell Road
                                                                  Suite 118
Mark A. Parrish, Jr., Director                                    Scottsdale, AZ 85257
Consultant
                                                                  Xiox Flanders N.V.
Philip Vermeulen, Director                                        Industrielaan 31
CEO Flanders Language Valley Management N.V.                      8900 Ieper
                                                                  BELGIUM
William H. Welling, Director
Chairman and Chief Executive Officer

Wayne F. Benoit                                                   LEGAL COUNSEL
Vice President of Business Development
                                                                  Wilson, Sonsini, Goodrich & Rosati
Robert W. Boyd                                                    650 Page Mill Road
Vice President of Operations                                      Palo Alto, CA  94304

Anthony DiIulio
Vice President of Sales & Marketing
                                                                  TRANSFER AGENT
Melanie D. Reid
Vice President of Finance, Chief Financial                        Chase Mellon Shareholder Service
Officer and Corporate Secretary                                   Los Angeles, CA

David Y. Schlossman                                               FORM 10-KSB
Vice President of Product Marketing

                                                                  Stockholders will be provided without
                                                                  charge, a copy of the Company's Form 10-KSB
                                                                  Annual Report for 1997 upon written request
                                                                  to:

  INDEPENDENT ACCOUNTANTS

  KPMG Peat Marwick LLP                                                     Xiox Corporation
  500 E. Middlefield Rd.                                                    577 Airport Boulevard, Suite 700
  Mountain View, CA  94043                                                  Burlingame, CA 94010


                                                                Visit our Web Site at:
                                                                http://www.xiox.com