Form 10KSB, Exhibit 13
period 1998-12-31
XIOX CORP
filed 1999-04-01
CIK 782995

Exhibit 13.1 of 10-KSB for December 31, 1998





                                XIOX CORPORATION

                               1998 ANNUAL REPORT

                     Management's Discussion and Analysis of Financial Condition
                                      and Results of Operations


                    This Annual Report to Stockholders contains forward-looking information that is based upon our current expectations. Actual results could differ materially for the reasons noted and due to other risks, including but not limited to those discussed under "Certain Risk Factors Which May Impact Future Operating Results and Market Price of Stock," commencing on page 5.

                    The  following  discussion  and  analysis  should be read in
                    conjunction  with  our  audited  financial   statements  and
                    accompanying notes.

                    Results of
                    Operations

                    Revenues for the fiscal year ended December 31, 1998 increased by 4% or $200,780 to $5,261,670, in contrast to revenues for fiscal year ended December 31, 1997 of $5,060,890. The increase is attributable to increased demand for call accounting products and related support renewals.

                    Product costs and operating expenses increased 70% or $3,821,835 to $9,295,209 in 1998, from $5,473,374 in 1997.
                    Comparisons of product costs and operating expenses as a percentage of revenues are summarized as follows:


                                                      1998                 1997

                    Revenues                          100%                 100%

                    Product costs                      45%                  41%
                    Research and development           80%                  20%
                    Marketing and SG&A                 52%                  47%
                    Loss from operations              (77%)                 (8%)

                    Product costs increased by 13% or $268,750 to $2,352,122 in 1998, versus product costs for 1997 of $2,083,372. As a percentage of revenues, product costs increased in 1998 to 45% from 41% in 1997, primarily as a result of increases in labor costs, inventory reserves for obsolescence, and product support reserves.

                    Research and development expenses increased to 80% of revenues in 1998 from 20% in 1997. This increase of $3,174,109 or 311%, from $1,020,145 in 1997 to $4,194,254 in
                    1998, is due to a planned increase in spending associated with new product development.

                    Marketing, sales, and general and administrative expense increased from 47% of revenues in 1997 to 52% of revenues in 1998. This increase of $378,976 or 16%, from $2,369,857 in
                    1997 to $2,748,833 in 1998, is primarily due to increased labor-related costs associated with new product planning, business development, and administrative support.

                    We lost $4,033,539 from operations in 1998. These losses were anticipated as we intentionally increased expenditures related to new product planning and development.

                    Other income, net, decreased by $289,974 in 1998, primarily due to income recognized in 1997 from the resolution of a patent interference proceeding in the amount of $425,000. That
                                       2

                     Management's Discussion and Analysis of Financial Condition
                                      and Results of Operations


                    difference was partially offset by an increase in investment income of $121,202, from $451,451 in 1997 to $161,477 in
                    1998, due to a higher available balance of undeployed cash.

                    Liquidity
                    And
                    Capital

                    As of December 31, 1998, we had cash and cash equivalents of $8,272,251 and net working capital of $7,814,364, compared to cash and cash equivalents of $2,633,860 and net working capital of $3,120,508 in 1997. During 1998 we expended $1,270,596 for property, equipment, and software.

                    Our bank line of credit was renewed in May of 1998 at $1,000,000, and management expects it to provide adequate capital resources to conduct operations at the level currently anticipated through May of 1999, when the bank line expires. If needs require, we will seek additional capital funding.

                    During 1998, we raised approximately $9.5 million through the issuance of the Company's Series A Preferred Stock to support development of our new product line addressing the combined telecom and datacom markets.

                    In connection with this new product line, we have committed to fund Xiox Flanders N.V., our 94.9% owned subsidiary, with approximately $1,700,000 in 1999.

                    Year 2000
                    Compliance

                    Definition. The Year 2000 issue is the result of computer programs written using two digits rather than four to define the applicable year. Computer programs and embedded systems that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. If one of our internal systems, or those of a customer, supplier, or service provider, does not correctly recognize date information when the year changes to 2000, there could be system failures or malfunctions that result in an adverse impact on our operations.

                    We have assessed the capability of our products sold to customers and believe that for these products we have no exposure to contingencies related to the Year 2000 issue that would have a material adverse effect on our financial position or results of operations. A list of Year 2000 ready products has been posted on our web site and has been sent to customers and distributors via Company newsletters.

                    Products. Our products receive data from other equipment such as PC's and PBX's and can only properly handle Year
                    2000 dates if they receive Year 2000 compliant data. Some systems we sell or have sold with computer BIOS manufactured prior to 1996 will need to have the internal clock reset or the BIOS modified in order to ensure proper performance. If the data received from PBX equipment or PC's that are not Year 2000 compliant is incorrect, Xiox products could generate erroneous information. If PC's on which Xiox software operates are not Year 2000 compliant, Xiox products could also generate erroneous information. We believe that the likelihood of a material adverse impact due to problems with products sold to customers is low. We expect that any costs to be incurred to assure Year 2000 capability relating to product released or in development will not have a material adverse effect on our financial position, results of operations, or cash flow.

                    Internal Systems. During 1998, we continued our efforts to assess and remediate our computer systems, telecommunications systems, software systems, and related equipment to ensure each system will function properly as the Year 2000 approaches. The Year 2000

                     Management's Discussion and Analysis of Financial Condition
                                      and Results of Operations


                    program   is   being   conducted   in   four   phases:   (a)
                    identification, (b) assessment, (c) remediation, and (d) testing.

                    o The identification and assessment phases have been completed. All systems acquired in the future will be subject to assessment prior to purchase.

                    o The remediation phase is estimated at 75% complete based on the systems requiring patches or upgrades. The primary system requiring attention was our Manufacturing and Financial Management System, Macola. The upgrade to this system was completed in the first quarter of 1999.

                    o The testing phase is currently in a preliminary stage. Testing of systems and interfaces will occur near the end of the remediation phase.

                    We currently believe our information systems will be Year 2000 compliant by the end of the second quarter of 1999. However, we cannot be certain that our internal systems will be Year 2000 compliant in a timely manner. The potential risks include the inability to process and report financial and other transactions in a timely and accurate manner. We do not believe that this will have a material adverse effect on the our business or consolidated financial statements.

                    External Suppliers. We have begun the process of seeking confirmation on the Year 2000 compliance of our top suppliers. We are sending a Year 2000 compliance survey to those suppliers with sizeable volume and to our single sources for components or services. We expect this process to be completed by mid-1999.

                    We have been advised that the most critical systems, services, and products supplied to us by external sources are Year 2000 ready or are expected to be Year 2000 ready by mid-1999.

                    We will be developing contingency plans for systems and services provided by vendors that do not respond to our requests or fail in their readiness efforts. However, we cannot be certain that our external suppliers will be Year 2000 compliant in a timely manner. The potential risks include the production of inaccurate rate tables and delays in product deliveries. We do not believe that this will have a material adverse effect on our business or consolidated financial statements.

                    State of Readiness. As of this date, we have made significant progress in identifying systems, completing assessments, and implementing solutions for the high priority internal systems so that our computer systems will function properly with respect to dates in the year 2000 and thereafter.

                    We are actively participating with customers and suppliers to ensure progress is being made and that the dates forecast are reasonable and attainable.

                    Costs. Other than time spent by our internal information technology and other personnel, we have not incurred any significant costs in identifying, assessing, and remediating Year 2000 issues.

                     Management's Discussion and Analysis of Financial Condition
                                      and Results of Operations


                    Because we are in a growth phase, systems improvement initiatives are underway to improve our primary business systems. We do not anticipate any significant costs related to remediation efforts because planned systems improvements will include Year 2000 readiness as a standard requirement.

                    This  statement  assumes  that third  party  suppliers  have accurately assessed the compliance of their products and that they will successfully correct any issues in non-compliant products. Because of the complexity of correcting the Year 2000 issue, actual costs may vary from estimates.

                    Although the total cost to obtain Year 2000 compliance is not known at this time, we currently expect the cost to be less than $150,000. The actual cost, however, could exceed this estimate. These costs are not expected to have a material effect on our financial position, results of operations, or cash flows.

                    Contingency Plans. Based upon the progress of our plan, we expect that we will not experience a material disruption of our operations as a result of the change to the new millennium. However, we cannot be certain that the third parties who have supplied technology used in our mission critical systems will be successful in taking corrective action in a timely manner.

                    We are developing  contingency plans,  intended to enable us
                    to  continue   operations,   with  respect  to  certain  key
                    technology used in our mission critical systems.

                    Contingency plans include performing certain processes manually, repairing systems, and changing suppliers if necessary, although we cannot be certain that these contingency plans will successfully avoid service disruption in the operation of business as usual.

                    Certain Risk
                    Factors
                    Which May
                    Impact
                    Future
                    Operating
                    Results and
                    Market Price
                    of Stock

                    We operate in a rapidly changing environment that involves a number of risks, some of which are beyond our control. The following discussion highlights some of these risks and the possible impact of these factors on future consolidated results of operations and the market price of our stock.

                    The forward-looking statements included in Management's Discussion and Analysis of Financial Condition and Results of Operations, which reflect management's best judgment based on factors known, involve risks and uncertainties. In addition, we may from time to time make oral forward-looking statements. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including but not limited to those discussed below. Forward-looking information we provide should be evaluated in the context of these factors.


                    Differing sales cycles may cause our operating revenues to fluctuate, which may lower our stock price. Our quarterly revenues are likely to fluctuate significantly in the future due to a number of factors that affect telecommunications companies, many of which are outside our control. Factors that could affect our revenue include:

                     Management's Discussion and Analysis of Financial Condition
                                      and Results of Operations


                       o variations in the timing of orders and shipments of our products;
                       o  variations in the size of the orders for our products;
                       o  new product introductions by our competitors;
                       o  delays in introducing new products.


                    Our stock price may be volatile, and you may not be able to sell the shares at or above the price you paid to purchase them. The trading price of our common stock may be highly volatile and could fluctuate in response to a variety of factors that affect telecommunications companies, including the following:

                    o actual or anticipated variations in quarterly operating results;
                    o  announcements of technological innovations;
                    o new products or services offered by us or by our competitors;
                    o  additions or departures of key personnel;
                    o  changes in financial estimates by securities analysts;
                    o  conditions or trends in the telecommunications industry;
                    o changes in the economic performance and/or market valuations of the telecommunications industry;
                    o changes in the economic performance and/or market valuations of other companies in the telecommunications industry;
                    o  volatility  generally  associated with technology stocks;
                       and
                    o other broader market trends unrelated to our operating performance.

                    In addition, our stock is commonly described as "thinly traded stock" because our average daily trading volume (approximately 2,000 shares) is very low in comparison to other publicly traded companies. The price of a thinly traded stock like ours may fluctuate sharply whenever the volume of trades exceeds the average volume. The dollar amount of the trades that would trigger those fluctuations is low in comparison to the dollar amount that would trigger similar fluctuations in the stock price of companies with a higher average trading volume.

                    If we do not keep pace with rapid technological change, we may not be able to produce new products and remain competitive. The software industry is characterized by rapid technological change, as well as changes in customer requirements and preferences. In order to remain competitive in this industry, we must quickly respond to such changes, including the enhancement and upgrading of existing products and the introduction of new products. We believe that our future results will depend largely upon our ability to offer products that compete favorably with respect to price, reliability, performance, range of useful features, continuing product enhancements, reputation, and training.

                    Most of our competitors have substantially greater financial, marketing, and technology resources than we do, and that may harm our ability to compete effectively with them. Based on industry sources, we believe that both Telco Research and ISI-Infortext, which are privately held, have revenues that are at least twice as large as our revenues. Nortel, a public company, reported 1998 revenues of approximately $18 billion (including the revenues of

                     Management's Discussion and Analysis of Financial Condition
                                      and Results of Operations


                    Bay Networks, which Nortel acquired). In each case, we believe our competitors have marketing and technological resources commensurate with their revenues. We cannot be certain that we will be able to compete successfully against either current or potential competitors or that competition will not have a material adverse effect on our business, consolidated results of operations, and financial condition.

                    If we lose the business of either of our largest customers, our revenues may decrease and our business may suffer. Two of our customers accounted for 22% of our revenue during 1998 and 20% of revenue in 1997. The loss or serious reduction in business from either customer could have a material adverse effect on our business, consolidated results of operations, and financial condition in future periods.

                    If we lose our ability to sell our products through our network of dealers, our revenues may decrease and our business may suffer. We sell our products primarily through our network of authorized dealers. Like other companies that sell products through a network of authorized dealers, our ability to effectively distribute our products depends in part upon the financial and business condition of our distribution network, which is outside of our control. The loss of or a significant reduction in business with any one of our major dealers could have a material adverse effect on our business, consolidated results of operations, and financial condition in future periods.

                    If we do not increase our sales, our revenues may decrease and our business may suffer. Our future success, like the success of other telecommunications companies, will depend on deriving a substantial portion of our revenues from sales of call accounting products to new customers as well as updates and rate table renewals to existing customers. As a result, any factor adversely affecting these sales, including market acceptance, product performance and reliability, reputation, price competition and competing products, as well as general economic and market conditions, could have a material adverse effect on our business, consolidated results of operations, and financial condition.

                    If our software products contain errors or defects, our revenues may decrease and our business may suffer. The software products we offer, like many software products, are internally complex and, despite extensive testing and quality control, may contain errors or defects ("bugs"), especially when first introduced. Defects or errors could result in corrective releases to our software products, damage to our reputation, loss of revenues, an increase in product returns, claims for damages, or lack of market acceptance of our products, any of which could have a material and adverse effect on our business, consolidated results of operations, and financial condition.

                    If we encounter  delays or  difficulties  in developing  our products, our revenue may decrease and our business may suffer. Delays or difficulties in the execution of product development may occur within any telecommunications company, including Xiox. These delays or difficulties may result in the cancellation of planned development projects and could have a material and adverse effect on our business, consolidated results of operations, and financial condition.

                    If we do not receive additional funding for our new product line, our business may be adversely affected. In 1997, we began a significant development effort in a new product

                     Management's Discussion and Analysis of Financial Condition
                                      and Results of Operations


                    line addressing the combined telephony and data markets. Although we received in 1997 and 1998 approximately $12.5 million in funding for this development effort, we will require additional funding before the new product line returns a profit. The additional funding will be used for marketing, continued engineering, sales, working capital, and to fund research and development activities. We cannot be certain that we will be able to obtain the additional required funding, or that the new product line will become profitable. Moreover, the introduction of the new product line may result in a new group of competitors.

                        XIOX CORPORATION and SUBSIDIARIES
                           Consolidated Balance Sheets
                           December 31, 1998 and 1997

                                                                        1998            1997
                                                                    ------------    ------------
    Assets

    Current Assets:
         Cash and cash equivalents                                  $  8,272,251    $  2,633,860
         Accounts receivable, net of allowance for                       714,200         884,612
                Doubtful accounts of $ 142,669 in 1998
                and $ 141,556 in 1997
         Other receivables                                                 9,585         433,190
         Inventories                                                     433,149         474,865
         Prepaid expenses & other assets                                  96,413         158,311
                                                                    ------------    ------------

                 Total current assets                                  9,525,598       4,584,838

    Property, equipment and software, net                              1,445,977         474,965
    Notes receivable                                                     100,000         100,000
    Deposits & other assets                                              336,645         494,397
                                                                    ------------    ------------

                      Total Assets                                  $ 11,408,220    $  5,654,200
                                                                    ============    ============

    Liabilities and Stockholders' Equity

    Current liabilities:
         Accounts payable                                                325,198         202,648
         Accrued expenses                                                312,248         175,962
         Accrued compensation                                            158,870         118,252
         Purchase deposits                                                42,382          51,231
         Deferred revenue                                                872,536         916,237
                                                                    ------------    ------------

              Total current liabilities                                1,711,234       1,464,330

    Notes payable                                                         42,473            --

    Commitments and contingencies

    Minority interest                                                    117,883         127,776

    Stockholders' equity:
         Preferred stock, $0.01 par value; 2,000,000 shares
             authorized; 1,877,989 issued and outstanding as of
             December 31, 1998, none issued and outstanding as of
             December 31, 1997                                            18,780            --
         Common stock, $.01 par, 10,000,000 shares
             Authorized, 3,177,387 and 2,932,934 issued and
             outstanding in 1998 and 1997, respectively                   31,774          29,329
         Additional paid-in capital                                   17,489,554       8,266,576
         Note receivable from shareholder                                   --           (15,938)
         Deferred compensation                                            (8,265)           --
         Warrants for common stock                                       108,275            --
         Accumulated other comprehensive loss                            (17,644)        (13,175)
         Accumulated deficit                                          (8,085,844)     (4,204,698)
                                                                    ------------    ------------

             Total stockholders' equity                                9,536,630       4,062,094
                                                                    ------------    ------------

                      Total Liabilities and Stockholders' Equity    $ 11,408,220    $  5,654,200
                                                                    ============    ============

See accompanying notes to consolidated financial statements.

                        XIOX CORPORATION and SUBSIDIARIES

                      Consolidated Statements of Operations
                     Years ended December 31, 1998 and 1997


                                                      1998            1997
                                                   -----------    -------------

Revenues                                           $ 5,261,670    $   5,060,890
                                                   -----------    -------------

Product costs                                        2,352,122        2,083,372
Research & development                               4,194,254        1,020,145
Marketing, sales, general and administrative         2,748,833        2,369,857
                                                   -----------    -------------

                                                     9,295,209        5,473,374
                                                   -----------    -------------

     Loss from operations                           (4,033,539)        (412,484)

Other income, net                                      161,477          451,451
                                                   -----------    -------------

     (Loss) income before income taxes              (3,872,062)          38,967

Income tax provision                                     9,084           10,774
                                                   -----------    -------------

     Net (loss) income                             $(3,881,146)   $      28,193
                                                   ===========    =============


Per Share Information

Basic net (loss) income per share                  $     (1.25)   $        0.01
                                                   ===========    =============

Number of shares used in basic per share
   Computation                                       3,099,813        2,652,089
                                                   ===========    =============

Diluted net (loss) income per share                $     (1.25)   $        0.01
                                                   ===========    =============

Number of shares used in diluted per share
   Computation                                       3,099,813        2,837,804
                                                   ===========    =============

See accompanying notes to consolidated financial statements.

                                  XIOX CORPORATION and SUBSIDIARIES
                           Consolidated Statements of Stockholders' Equity
                              Years ended December 31, 1998, and 1997

                                                                                     Note
                                                                                  Receivable                  Warrants For
                            Preferred Stock       Common Stock        Paid-in        From        Deferred        Common
                            Shares    Amount     Shares     Amount    Capital    Shareholder   Compensation      Stock
                           -------------------------------------------------------------------------------------------------
December 31,1996                  -         -   2,372,384    23,724    5,492,345     (27,188)              -              -

Comprehensive income

Net Income                        -         -           -         -            -            -              -              -

Other comprehensive
loss, net of tax
  Foreign currency
  translation
  adjustments                     -         -           -         -            -            -              -              -
Comprehensive income

Common shares issued              -         -     574,400     5,744    2,817,911            -              -

Common shares repurchased         -         -     (15,000)     (150)     (46,725)           -              -              -

Stock options exercised           -         -       1,150        11        3,045            -              -              -

Note receivable payment           -         -           -         -            -       11,250              -              -
                           -------------------------------------------------------------------------------------------------
December 31,1997                  -         -   2,932,934    29,329    8,266,576      (15,938)             -              -

Comprehensive loss

Net loss                          -         -           -         -            -            -              -              -

Other comprehensive
loss, net of tax
  Foreign currency
  translation
  adjustments                     -         -           -         -            -            -              -              -

Comprehensive loss

Common shares issued              -         -     211,297     2,113       (2,113)           -              -              -

Series A Preferred shares
issued, net of issuance
costs                      1,907,989   19,080           -         -    9,315,228            -              -              -

Stock options issued              -         -           -         -       12,798            -        (10,665)

Amortization of deferred
compensation                      -         -           -         -            -            -          2,400              -

Stock options exercised           -         -       3,156        32        5,340            -              -              -

Note receivable payment           -         -           -         -            -       15,938              -              -

Stock warrants issued             -         -           -         -     (108,275)           -              -        108,275

Conversion of Series A
Preferred Stock to Common
Stock                        (30,000)    (300)     30,000       300            -            -              -              -
                           -------------------------------------------------------------------------------------------------

December 31,1998           1,877,989   18,780   3,177,387    31,774   17,489,554            -         (8,265)       108,275
                           -------------------------------------------------------------------------------------------------


                                            Accumulated
                                               Other
                            Comprehensive  Comprehensive  Accumulated
                            Income (Loss)      Losses       Deficit       Total
                           --------------------------------------------------------
December 31,1996                         -              -  (4,232,891)   1,255,990

Comprehensive income

Net Income                          28,193              -       28,193      28,193

Other comprehensive
loss, net of tax
  Foreign currency
  translation
  adjustments                     (13,175)       (13,175)            -     (13,175)
                            ==============
Comprehensive income               15,018
                            ==============
Common shares issued                     -              -            -   2,823,655

Common shares repurchased                -              -            -     (46,875)

Stock options exercised                  -              -            -       3,056

Note receivable payment                  -              -            -      11,250
                           --------------------------------------------------------
December 31,1997                         -       (13,175)  (4,204,698)   4,062,094

Comprehensive loss

Net loss                       (3,881,146)              -  (3,881,146)  (3,881,146)

Other comprehensive
loss, net of tax
  Foreign currency
  translation
  adjustments                      (4,469)        (4,469)            -      (4,469)
                            ==============
Comprehensive loss             (3,885,615)
                            ==============
Common shares issued                     -              -            -           -

Series A Preferred shares
issued, net of issuance
costs                                    -              -            -   9,334,308

Stock options issued                     -              -            -       2,133

Amortization of deferred
compensation                             -              -            -       2,400

Stock options exercised                  -              -            -       5,372

Note receivable payment                  -              -            -      15,938

Stock warrants issued                    -              -            -           -

Conversion of Series A
Preferred Stock to Common
Stock                                    -              -            -           -
                           --------------------------------------------------------

December 31,1998                         -        (17,644)  (8,085,844)  9,536,630
                           --------------------------------------------------------

See accompanying notes to consolidated financial statements.

                                XIOX CORPORATION and SUBSIDIARIES

                               Consolidated Statements of Cash Flows
                             Years ended December 31, 1998 and 1997

                                                                 1998            1997
                                                              -----------    -----------
Cash flow from operating activities:
Net (Loss) income                                             $(3,881,146)        28,193
Adjustments to reconcile net (Loss) income
To Cash used in operations:
     Depreciation and amortization                                305,169        174,036
     Gain on settlement of other receivables                         --          (15,737)
     Minority interest in net loss                                (19,114)          --
Change in operating assets and liabilities:
     Accounts receivable, net                                     170,411        177,433
     Other receivables                                            395,626       (366,778)
     Inventories                                                   41,716        (41,096)
     Prepaid expense, deposits and other assets                   240,393       (562,919)
     Accounts payable and accrued expenses                        295,236         29,774
     Purchase deposits                                             (8,850)        10,206
     Deferred revenue                                             (43,701)       194,651
                                                              -----------    -----------

Net cash used in operating activities                          (2,504,260)      (372,237)
                                                              -----------    -----------

Cash flows from investing activities -
     Acquisition of property, equipment and software           (1,270,596)      (237,953)

Cash flows from financing activities:
     Proceeds from borrowings                                      42,473           --
     Proceeds from stock issued to minority interest                 --          127,776
     Proceeds from sale of common stock                             5,372      2,837,961
     Proceeds from sale of preferred stock and warrants for
        common stock                                            9,334,308           --
     Repayment of stockholder note                                 15,938           --
                                                              -----------    -----------

Net cash provided by financing activities                       9,398,091      2,965,737
                                                              -----------    -----------

Effect of exchange rate changes on cash                            15,156        (13,175)
                                                              -----------    -----------

                                   (continued)

                        XIOX CORPORATION and SUBSIDIARIES

                     Years ended December 31, 1998 and 1997

                                                            1998         1997
                                                         ----------   ----------

Net increase (decrease) in cash and cash equivalents      5,638,391    2,342,372

Beginning cash and cash equivalents                       2,633,860      291,488
                                                         ----------   ----------

Ending cash and cash equivalents                         $8,272,251   $2,633,860
                                                         ==========   ==========

Supplemental Cash Flow Information:

       Interest paid
                                                         $    5,542   $     --
                                                         ==========   ==========
       Income taxes                                      $    3,601   $   13,294
                                                         ==========   ==========

Noncash financing activities:

       Additional shares issued in connection
       With the Flanders Language Valley Stock           $    2,113   $     --
                                                         ==========   ==========

       Common stock received in settlement
       of outstanding claims                             $     --     $   46,875
                                                         ==========   ==========

See  accompanying notes to consolidated financial statements.

                        XIOX CORPORATION and SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                           December 31, 1998 and 1997

                     Summary of
                     Significant
                     Accounting
                     Policies

                     Xiox Corporation ("Xiox" or "the Company") is a Delaware corporation engaged in developing, producing, and marketing telephone management and call accounting systems. The Company manufactures and sells products primarily through distributors located in the United States.

                     Principles of Consolidation

                     The consolidated financial statements of Xiox Corporation include the accounts of its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

                     Revenue Recognition and Deferred Revenue

                     Effective January 1, 1998, the Company adopted Statement of Position (SOP) 97-2, "Software Revenue Recognition." Under SOP 97-2, revenue from product sales is recognized when evidence of the arrangement exists, delivery has occurred, the fee is fixed or determinable, and collection is probable. The Company provides reserves for estimated returns of product sales and accrues for the estimated costs of providing customer support when deemed necessary.

                     Under SOP 97-2, the Company is required to defer revenue related to customer support and rate tariff table subscriptions and to recognize this revenue ratably over the period of the agreements. Support and rate tariff table subscriptions entitle a customer to receive future releases and enhancements of the related software products and/or to receive the current local and long distance provider tariff rates for their call accounting systems for the subscription period.

                     Prior to 1998, the Company recognized revenue in accordance with SOP 91-1. Under SOP 91-1, revenue was recognized upon shipment of the product provided there were no remaining significant obligations and collection was probable.

                     Cash and Cash Equivalents

                     Cash and cash equivalents include cash on hand or held in banks, amounts due from banks, and short-term investments with remaining maturities of less than three months at date of purchase. Cash equivalents consist primarily of high-quality money market instruments, commercial paper, and certificates of deposit in the amounts of $8,272,251
                     and   $2,633,860   as  of  December   31,  1998  and  1997,
                     respectively.


                     Inventories

                     Inventories are stated at the lower of first-in, first-out cost or market.

                     Property, Equipment and Software

                     Property, equipment, and software are stated at cost. Depreciation is computed using the straight line method over the estimated useful lives of the assets, generally three

                        XIOX CORPORATION and SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                     to five years. Leasehold improvements are depreciated using the straight line method over the shorter of the term of the lease or economic useful life of the improvement.

                     Fair Value of Financial Instruments

                     The fair value of the Company's cash equivalents, accounts receivable, notes receivable, accounts payable, and notes payable approximate their respective carrying amounts.

                     Software Capitalization

                     In accordance with the Statement of Financial Accounting Standards (SFAS) No. 86, "Accounting for the Costs of
                     Computer Software to Be Sold, Leased, or Otherwise Marketed," the Company capitalizes its internal software development costs after technological feasibility has been established. Technological feasibility, in the Company's circumstances, occurs when a working model is completed. The Company believes its process for developing software is essentially completed concurrent with the establishment of technological feasibility, and, accordingly, no research and development costs have been capitalized.

                     Purchased software with a benefit extending beyond one year is capitalized. Purchased software is stated at cost and amortized using the straight line method over the period of benefit, generally three years.

                     Income taxes

                     Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

                     Stock-Based Compensation

                     The Company accounts for stock-based awards to employees using the intrinsic value method in accordance with Accounting Principles Board (APB) No. 25, "Accounting for Stock Issued to Employees."

                        XIOX CORPORATION and SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                     Net Income (Loss) Per Share

                     Basic net income (loss) per share is computed using the weighted average number of shares of common stock outstanding. Diluted net income (loss) per share is computed using the weighted-average number of shares of common stock outstanding and, when dilutive, common share equivalents using the treasury stock method.

                     Net income used to  calculate  basic net income  (loss) per share was identical to net income used to calculate diluted
                     per  share  for  both  years  presented.   Following  is  a
                     reconciliation of the common shares used to calculate basic net income per share to the common  shares and  equivalents used to calculate diluted net income per share for 1998 and
                     1997.

                                                                                     1998               1997
                                                                                 --------------     -------------
                     Weighted-average common shares used to
                          calculate basic net income (loss) per share                3,099,813         2,652,089
                     Incremental shares - stock options                                    --             79,778
                     Contingent shares - common stock issued in March
                          1998 pursuant to a 1997 agreement
                          (See Stockholders' Equity footnote)                              --            105,937
                                                                                 --------------     -------------

                     Shares used in diluted per-share computations                   3,099,813         2,837,804
                                                                                 ==============     =============

                     Excluded from the computation of diluted loss per share for 1998 are warrants to acquire 50,000 shares of common stock, 1,877,989 shares of preferred stock which are generally convertible to common stock on a one-to-one basis, 540,579 shares of stock options outstanding, and 211,297 contingent shares outstanding January 1, 1998, through March 24, 1998, because their effect would be anti-dilutive. Excluded from the computation of diluted income per share for 1997 are 103,400 stock options at an exercise price greater than the Company's average stock price as of December 31, 1997.

                     Foreign Currency Translation

                     The functional currency of the Company's foreign subsidiary is the local currency of the country in which it is located. Assets and liabilities are translated at the current exchange rate at the balance sheet date. Revenues and expenses are translated using the average exchange rate during the period.

                     Use of Estimates

                     The preparation of the consolidated financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from such estimates.

                        XIOX CORPORATION and SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                     Impairment of Long-Lived Assets

                     The Company reviews property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of property and equipment is measured by comparison of its carrying amount to future net cash flows the property and equipment are expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the property and equipment, if any, exceeds its fair market value. To date, no adjustments to the carrying value of the Company's long-lived assets have been required.

                     Recently Adopted Accounting Standards

                     During 1998, the Company adopted the provisions of SFAS No.131, "Disclosure about Segments of an Enterprise and Related Information." SFAS No. 131 establishes standards for the manner in which public companies report information about operating segments in annual and interim financial statements.

                     In March 1998, the AICPA issued SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 required entities to capitalize certain costs related to internal-use software once certain criteria have been met. The Company will be required to adopt SOP 98-1 for the year ending December 31, 1999. The Company expects that the adoption of SOP 98-1 will not have a material impact on the Company's financial position, results of operations, or cash flows.

                     In April 1998, the AICPA issued SOP 98-5, "Reporting on the Costs of Start-Up Activities." SOP 98-5 requires all start-up costs that were capitalized in the past to be charged immediately to expense when SOP 98-5 is adopted. The Company will be required to adopt SOP 98-5 for the year ending December 31, 1999. The Company expects that the adoption of SOP 98-5 will not have a material impact on its financial position, results of operations, or cash flows.

                     In December 1998, the AICPA issued SOP 98-9, "Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions." SOP 98-9 establishes the method of recognizing revenue for certain multiple-element software arrangements. The Company will be required to adopt SOP 98-9 for transactions entered into beginning January 1, 2000. The Company expects that the adoption of SOP 98-9 will not have a material impact on the Company's financial position, results of operations, or cash flows.

                        XIOX CORPORATION and SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                     Other
                     Receivables

                     Other receivables as of December 31 consisted of the following:

                                                             1998         1997
                                                          ---------     -------

                     Patent interference settlement       $    --       425,000
                     Other                                    9,585       8,190
                                                          ---------     -------

                                                          $   9,585     433,190
                                                          =========     ========

                     Inventories

                     Inventories   consist   primarily  of  purchased   hardware
                     products (finished goods). Major classes of inventories as of December 31 consisted of the following:

                                                             1998         1997
                                                          ---------     -------

                     Purchased parts and components       $ 103,102     142,866
                     Work in process                         45,315      52,225
                     Finished goods                         284,732     279,774
                                                          ---------     -------

                                                          $ 433,149     474,865
                                                          =========     =======

                     Property
                     And
                     Equipment

                     Property and equipment as of December 31 consisted of the following:

                                                            1998          1997
                                                       ----------    ----------

                     Office equipment                  $2,001,233     1,277,951
                     Furniture and fixtures               381,978       304,732
                     Leasehold improvements               292,569           --
                     Purchased software                   414,867       236,243
                                                       ----------    ----------

                                                        3,090,647     1,818,926
                     Less accumulated depreciation     (1,644,670)   (1,343,961)
                                                       ----------    ----------

                                                       $1,445,977       474,965
                                                       ==========    ==========

                        XIOX CORPORATION and SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                     Deposits and
                     Other Assets

                     Deposits and other assets as of December 31 consisted of the following:

                                                        1998          1997
                                                     ---------     --------

                     Prepaid royalty payments        $ 317,009      295,427
                     Other                              19,636      198,970
                                                     ---------     --------

                                                     $ 336,645      494,397
                                                     =========     ========

                     Deposits and other assets include prepaid royalty payments, which the Company amortizes based on the number of units sold.

                     Bank Line
                     of Credit

                     The Company maintains a $1,000,000 line of credit collateralized by eligible accounts receivable. The line bears interest at prime plus 1.00% (8.75% as of December 31, 1998) and expires in May 1999. No amounts were outstanding under the line as of December 31, 1998.

                     Lease
                     Commitments

                     Future minimum lease payments in excess of one year are as follows:

                      Year ended December 31:                Rental Payments
                      ------------------------------------   ---------------

                      1999                                      $ 361,305
                      2000                                        244,512
                      2001                                         90,578
                      2002                                         90,578
                      2003                                         90,578
                      2004                                         90,578
                      Thereafter                                   98,126
                                                             ----------------

                                                                $ 975,677
                                                             ================


                     Total rent expense incurred on the Company's operating leases was approximately $255,738, net of sublease income of $110,145, for the year ended December 31, 1998, and $221,260, net of sublease income of $97,579 for the year ended December 31, 1997. Future lease obligations are subject to cost-of-living adjustments beginning February 1, 2000.

                        XIOX CORPORATION and SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                     Taxes

                     The provision for income taxes in 1998 and 1997 consisted entirely of current state income taxes.

                     The provision for income taxes differs from the amounts computed by applying the U.S. federal tax rate of 34% to the Company's income before income taxes as a result of the following:

                                                                        1998            1997
                                                                     ------------   -----------

                     Tax provision expense (benefit)                 $(1,316,501)       13,249
                     Net operating losses and
                          temporary differences for
                          which no benefit was realized                1,683,769           --
                     State income taxes, net of
                          Federal income tax benefit                    (105,774)        3,134
                     Research and development tax credits               (169,759)          --
                     Other, net                                          (82,651)       (5,609)
                                                                     ------------     ---------

                     Provision for income taxes                        $   9,084        10,774
                                                                     ============     =========

                     The tax effect of temporary  differences  that give rise to
                     significant   portions  of  the  deferred  tax  assets  and
                     liabilities  as of  December  31,  1998  and  1997,  are as follows:

                     Deferred tax assets:                                1998           1997
                                                                     -----------    -----------

                     Reserves and accruals                           $   492,935    $   472,991

                     Capitalized research and development costs          215,514        329,753

                     Net operating loss carry-forwards                 2,356,630        751,856

                     Research tax credits and other                      384,753        211,463
                                                                     -----------    -----------

                     Total gross deferred tax asset                    3,449,832      1,766,063

                     Less valuation allowance                         (3,449,832)    (1,766,063)
                                                                     -----------    -----------

                     Net deferred tax asset                          $      --      $      --
                                                                     -----------    -----------


                     Federal and California tax laws impose substantial restrictions on the utilization of net operating loss carryforwards in the event of an "ownership change" for tax purposes, as defined in Section 382 on the Internal Revenue Code. The Company has not yet determined if an ownership change has occurred. If such ownership change has occurred, utilization of the net operating losses will be subject to annual limitation in future years.

                        XIOX CORPORATION and SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                     For the years ended December 31, 1998 and 1997, the Company has federal net operating losses of $6,000,000 and $2,000,000, respectively, which will expire during the years 2000 through 2018. For the years ended December 31, 1998 and 1997, the Company has California net operating losses of $2,000,000 and $100,000, respectively, which will expire in the years 2002 and 2003. The Company also has available federal research tax credit carryforwards of $340,000 and $230,000 as of December 31, 1998 and 1997. If
                     not utilized the federal credits will expire from the years 2005 through 2018. The Company also has available California research tax credit carryovers of $90,000 and $75,000 as of December 31, 1998 and 1997, respectively.

                     Stockholders'
                     Equity

                     During September, 1998, the Company entered into a Stock Purchase and Investor Rights Agreement (the "Agreement") with Intel Corporation ("Intel"), Flanders Language Valley CVA, Zero Stage Capital and other private investors for the private placement of 1,907,989 shares of the Company's convertible Series A Preferred Stock (the "Series A Preferred") at a purchase price of $5.00 per share. Pursuant to this agreement, the Company received a total of $9,334,308, net of issuance costs of $224,717, as of December 31, 1998. In connection with this financing, the Company issued warrants for 50,000 shares of common stock at an exercise price of $6.31.

                     The Series A Preferred bears non-cumulative dividends at an annual rate of 6% payable if and when declared by the Company. The conversion rate of the Series A Preferred will be adjusted on a weighted average basis if the Company issues common stock at a price less than the then-effective conversion price, other than issuances pursuant to incentive stock arrangements approved by the Board.

                     In the event of a liquidation, dissolution or winding up of the Company, the holders of the Series A Preferred will receive, prior to any distribution to the holders of the common stock, a liquidation preference entitling them to receive an amount equal to the purchase price of the Series A Preferred plus any declared but unpaid dividends.

                     Each share of the Series A Preferred has the number of votes equal to the number of shares of common stock then issuable upon its conversion into common stock. Although the holders of the Series A Preferred will generally vote together with the common stock and not as a separate series, the consent of the holders of two thirds of the outstanding shares of Series A Preferred is required to:
                     (1) alter or change any of the powers, preferences, privileges, or rights of the Series A Preferred Stock; (2) create any new class or series of shares having preferences prior to the Series A Preferred Stock in any manner, including, without limitation, as to dividends or liquidation; (3) take any action that reclassifies any outstanding shares into shares having preferences prior to the Series A Preferred Stock in any manner, including, without limitation, as to dividends or liquidation; or (4) alter or change the Company's Certificate of Incorporation in a manner that adversely affected the rights of the Series A Preferred Stock.

                     The Company has certain rights, beginning one year after the first closing, to redeem shares of the Series A Preferred upon a registered public offering with gross

                        XIOX CORPORATION and SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                     proceeds in excess of $15 million or when the closing common stock price exceeds $15 per share for 15 consecutive business days.

                     The holders of the Series A Preferred have been granted certain registration rights and information rights, including the right to be notified in advance of certain corporate events. In addition, Intel and Zero Stage Capital each have the right to appoint an observer to attend meetings of the Board of Directors of the Company, and committees thereof, subject to certain conditions.

                     Each holder of Series A Preferred has certain rights to maintain its percentage ownership interest of the Company's outstanding voting securities (on an as-converted basis). During the first year following the closing, the Company will not, without the prior written consent of the holders of 66-2/3% of the outstanding shares of Series A Preferred Stock, enter into any acquisitions in which the aggregate consideration paid is more than 20% of the Company's voting securities. In addition, Intel has certain additional rights during the first two years following the closing.

                     On March 25, 1998, the Company issued to Flanders Language Valley 211,297 shares of the Company's common stock as an adjustment to a June 30, 1997 common stock purchase agreement with Flanders Language Valley, in which Flanders Language Valley invested $2,872,00 for the purchase of 574,400 shares of the Company's common stock. No further adjustments will be made under this agreement.

                     Xiox Flanders N.V. ("Xiox Flanders") was incorporated in Belgium pursuant to the agreement and is owned 94.9% by Xiox and 5.1% by Flanders. The Company has committed to fund Xiox Flanders with approximately $1,700,000 in 1999. The actual amount of funding the Company will provide in 1999 will depend on the business needs of Xiox Flanders and can be modified by a vote of the Board of Directors.

                     During 1997, the Company granted options to acquire 5,000 shares of the Company's common stock to a non-employee. The options were valued using the Black-Scholes option-pricing model, which resulted in deferred compensation of $12,798. The deferred compensation expense is being amortized ratably over the vesting period.

                     Employee
                     Stock
                     Options

                     The Company has adopted the 1994 and 1984 incentive stock option plans that provide for granting of stock options with exercise prices equal to the fair value of the underlying common stock options at the date of grant. There are 625,000 shares of common stock currently reserved for issuance under the 1994 plan, of which 481,585 have been granted and are outstanding as of December 31, 1998. During 1994, the 1984 Stock Option Plan terminated. Under the plans, incentive options are to be granted to officers and employees, while non-qualified options are to be granted to non-employees. All options under these plans vest at a rate determined by the Board of Directors beginning from the date of grant and expiring up to ten years from the

                        XIOX CORPORATION and SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                     date of grant. A summary of transactions relating to outstanding stock options is as follows:


                                                                        Weighted
                                                                         Average
                                              Shares        Options     Exercise
                                             Available    Outstanding    Price
                                             ---------    -----------   --------
            Outstanding
            as of December 31, 1996            21,821       241,479     $ 2.97
                                             ========       =======

            Additional shares reserved        150,000           --
            Options granted                  (108,300)      108,300       4.53
            Options exercised                    --          (1,150)      2.66
            Options canceled                   11,429       (11,429)      3.18
                                             --------       -------

            Outstanding
            as of December 31, 1997            74,950       337,200       3.45
                                             ========       =======

            Additional shares reserved        275,000          --
            Options granted                  (240,900)      240,900       6.43
            Options exercised                    --          (3,156)      1.70
            Options canceled                   34,365       (34,365)      5.29
                                             --------       -------

            Outstanding
            as of December 31, 1998           143,415       540,579       4.67
                                             ========       =======

            Exercisable at
               December 31, 1998                            213,608     $ 3.08

            Weighted-average fair value of
               options granted during the
               period at exercise price equal
               to market price at grant date                            $ 3.11

                     Certain options may be exercised immediately upon grant but are subject to the Xiox Corporation Stock Purchase Agreement, which restricts transfers of the shares until the shares are fully vested. Under the terms of this agreement, the Company may repurchase at the option price any or all of the unvested shares purchased if the employee terminates employment with the Company prior to vesting. The Company also has the right of first refusal in the event of any proposed disposition of the purchased shares. As of December 31, 1998, no outstanding stock was subject to the Stock Purchase Agreement.

                        XIOX CORPORATION and SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                     Pursuant to SFAS No. 123, "Accounting for Stock-Based Compensation," the Company is required to disclose the effects on the net income and income per share data as if the Company has elected to use the fair value approach to account for the Company's employee stock-based compensation plans. Had compensation cost for the Company's plans been determined consistent with the fair value approach, the Company's net income and income per share for the years ended December 31, 1998 and 1997, would have been as follows:


                                                                 Year ended             Year ended
                                                             December 31, 1998      December 31, 1997
                                                             -----------------      -----------------
                     Net income (loss):
                                       As reported             $ (3,881,146)              $ 28,193
                                       Pro forma                 (4,101,084)               (62,570)

                     Basic net income (loss) per share:
                                       As reported                    (1.25)                  0.01
                                       Pro forma                      (1.32)                 (0.02)

                     Diluted net income (loss) per share:
                                       As reported                    (1.25)                  0.01
                                       Pro forma                      (1.32)                 (0.02)

                     The effect of applying SFAS No. 123 for disclosing compensation costs may not be representative of the effects on reported results for future years because pro forma results reflect compensation costs only for stock options granted in 1995 through 1998. SFAS No. 123 does not consider compensation costs for stock options granted prior to January 1, 1995.

                     The fair value of options granted was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1998 and 1997:

                                                    1998            1997
                                                    ----            ----

                     Risk-free interest rate        5.1%            6.1%
                     Expected life                  5 Years         5 Years
                     Expected volatility            47%             54%
                     Dividends                      None            None

                        XIOX CORPORATION and SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                     The following table summarizes information about stock options outstanding as of December 31, 1998:

                     1998 Options Outstanding

                                                    Weighted-average remaining        Weighted-average
                     Range of Exercise Prices:           contractual life             exercise price
                     -------------------------      --------------------------        ----------------
                          $1.13 - 1.58                    1.8 years                       $1.41
                           1.58 - 2.36                    2.2                              1.74
                           2.36 - 3.15                    6.9                              2.59
                           3.15 - 3.94                    7.7                              3.41
                           3.94 - 4.73                    7.9                              4.48
                           4.73 - 5.51                    8.7                              4.79
                           5.51 - 6.30                    9.5                              6.05
                           6.31 - 7.09                    4.4                              6.60
                           7.09 - 7.88                    9.9                              7.88

                     Segment and
                     Geographic
                     Information

                     During 1998, the Company adopted the provisions of SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information." SFAS No. 131 establishes standards for the reporting by public business enterprises of information about operating segments, products and services, geographic areas, and major customers. The Company has two segments, telephone management products and the development of a new product line that addresses the combined telecom and datacom markets. Although the new product line did not generated any revenue during 1998, revenue is expected in the second half of 1999 concurrent with product release. The two segments have been aggregated because their long-term economic characteristics will be similar. The nature of the product, the production process, type of customer, and methods of distribution will also be similar. Additionally, there were no unallocated corporate expenses in 1998 and 1997.

                     The revenues for Xiox products are as follows:

                                                           1998           1997
                                                       -----------     ---------

                     Telephone management products     $ 3,224,959     3,191,008
                     Service and support                 2,036,711     1,869,882
                                                       -----------     ---------

                          Total revenue                $ 5,261,670     5,060,890
                                                       ===========     =========

                     The Company's assets are primarily located in the United States and are not allocated to any specific segment. The Company does not measure the performance of its segments based on any asset-based metrics; therefore, segment information is not provided for assets.

                        XIOX CORPORATION and SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                     The Company has not separately reported segment information on a geographic basis, as international sales have not been material for 1998 and 1997.

                     The Company sells directly to end users, original equipment manufacturers, and through telephone dealer arrangements. In 1997, two customers accounted for 20% of the revenue and 27% of accounts receivable as of December 31, 1997. In 1998, the same two customers accounted for 22% of the revenue and 44% of accounts receivable as of December 31, 1998.

                     Transactions
                     with Related
                     Parties

                     In 1991, the Company loaned $100,000 to an employee in return for a promissory note secured by a second deed of trust. The promissory note bears a stated interest rate of 9% with a due date as amended of 2001.

                     In 1994, the Company paid certain unscheduled liabilities in conjunction with the purchase of certain assets for Instor Systems Corporation, a related party, in return for a $31,138 promissory note at 9% annual interest, which was repaid during 1997.

                     Employee
                     Benefit
                     Plans

                     The Company has adopted the Xiox Corporation Employee Profit Sharing Plan ("Plan"). The Plan covers all regular, full-time employees, excluding officers, who have been employed by Xiox continuously for a period of three months (six months if hired after June 30, 1997) during the plan year prior to the period of determination, and who are employees through the date of distribution. Distributions are determined based on certain arithmetic formulas included in the plan document and are ultimately at the discretion of the Board of Directors. The Company did not make any significant distributions under the Plan during 1998 or 1997.

                     The Company sponsors a defined contribution plan covering substantially all of the Company's employees. Under the plan, employees may elect to contribute up to 20% of their salaries, not to exceed an annual maximum of $10,000 in 1998. As the Company has no current plans to participate in a matching contribution program, no Company contributions were accrued or expensed during 1998 and 1997.

                     Independent
                     Auditors'
                     Report

                     The Board of Directors
                     Xiox Corporation and Subsidiaries:

                     We have audited the accompanying consolidated balance sheets of Xiox Corporation and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

                     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Xiox Corporation and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

                                                            KPMG LLP


                     Mountain View, California
                     February 19, 1999

                     Stock
                     Trading
                     Information

                     The Company's common stock is traded on the over-the-counter market on NASDAQ under the symbol XIOX. The Company completed its initial public offering on February 14, 1986. The quarterly high and low bid prices over the past two years were as follows:

                                                           High          Low

                            Fiscal 1998
                            Fourth Quarter                 8.62          6.25
                            Third Quarter                  7.75          5.25
                            Second Quarter                 6.00          5.25
                            First Quarter                  5.50          4.25

                            Fiscal 1997
                            Fourth Quarter                 5.00          4.00
                            Third Quarter                  5.00          3.75
                            Second Quarter                 5.25          3.00
                            First Quarter                  3.25          2.75

                      Bid Price Quotations are as reported by the National Association of Security Dealers, Inc. All bid prices reflect interdealer prices, without retail markup, markdown, or commission, and may not represent actual transactions.

                      As of December 31, 1998, there were approximately 60 stockholders of record and 300 beneficial stockholders of common stock of Xiox. The Company has never paid dividends and has no present plans to do so. On March 25, 1999, the closing bid price was $14.00 per share.

DIRECTORS AND OFFICERS                                              CORPORATE OFFICES

Atam Lalchandani, Director and                                      577 Airport Boulevard, Suite 700
Assistant Corporate Secretary                                       Burlingame, CA  94010
Consultant
                                                                    Xiox - New Hampshire Office
Robert K. McAfee, Director                                          150 Dow Street
Consultant                                                          Manchester, NH  03101

Bernard T. Marren, Director                                         Xiox - Arizona Office
Private Investor                                                    8010 East McDowell Road
                                                                    Suite 118
Mark A. Parrish, Jr., Director                                      Scottsdale, AZ  85257
Consultant
                                                                    Xiox Flanders N.V.
Philip Vermeulen, Director                                          Patteelstraat 24
CEO Flanders Language Valley Management N.V.                        8900 Ieper
                                                                    Belgium
William H. Welling, Director
Chairman and Chief Executive Officer
                                                                    LEGAL COUNSEL
Wayne F. Benoit
Vice President of Business Development                              Wilson, Sonsini, Goodrich & Rosati
                                                                    650 Page Mill Road
Robert W. Boyd                                                      Palo Alto, CA  94304
Vice President of Operations

Anthony DiIulio                                                     TRANSFER AGENT
Vice President of Sales
                                                                    Chase Mellon Shareholder Services
Melanie D. Johnson                                                  Los Angeles, CA
Vice President of Finance, Chief Financial
Officer, and Corporate Secretary                                    Wilson, Sonsini, Goodrich & Rosati
                                                                    650 Page Mill Road
David Y. Schlossman                                                 Palo Alto, CA  94304
Vice President of Product Marketing

Allan W. White                                                      FORM 10-KSB
Vice President of Marketing                                         Stockholders will be provided, without
                                                                    charge, a copy of Xiox's Form
                                                                    10-KSB Annual Report for 1998 upon
                                                                    written request to:

                                                                            Xiox Corporation
                                                                            577 Airport Boulevard, Suite 700
INDEPENDENT ACCOUNTANTS                                                     Burlingame, CA 94010

KPMG LLP
500 E. Middlefield Rd.                                              Visit our Web Site at:
Mountain View, CA  94043                                            http://www.xiox.com
