Form 10KSB/A, Exhibit 13
period 1998-12-31
XIOX CORP
filed 2000-02-22
CIK 782995

Exhibit 13.1 of 10-KSB/A for December 31, 1998





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

                    During 1998, we raised approximately $9.5 million through the issuance of the Company's Series A Preferred Stock to support development of our new product line addressing the combined telecom and datacom markets. The Series A Preferred Stock is convertible into Common Stock on a 1:1 basis, subject to certain antidilution provisions, on the date of issuance. The purchase price of the Series A Preferred Stock was less than the prevailing market price of the Company's common stock resulting in a beneficial conversion feature of $2,683,587, which has been reflected in the accompanying statement of operations for the year ending December 31, 1998 as an increase in net loss applicable to common shareholders.

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

                     Management's Discussion and Analysis of Financial Condition
                                      and Results of Operations


                    with products sold to customers is low. We expect that any costs to be incurred to assure Year 2000 capability relating to product released or in development will not have a material adverse effect on our financial position, results of operations, or cash flow.

                    Internal Systems. During 1998, we continued our efforts to assess and remediate our computer systems, telecommunications systems, software systems, and related equipment to ensure each system will function properly as the Year 2000 approaches. The Year 2000 program is being conducted in four phases: (a) identification, (b) assessment, (c) remediation, and (d) testing.


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

                     Management's Discussion and Analysis of Financial Condition
                                      and Results of Operations


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

                     Management's Discussion and Analysis of Financial Condition
                                      and Results of Operations


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

                     Management's Discussion and Analysis of Financial Condition
                                      and Results of Operations


                    Most of our competitors have substantially greater financial, marketing, and technology resources than we do, and that may harm our ability to compete effectively with them. Based on industry sources, we believe that both Telco Research and ISI-Infortext, which are privately held, have revenues that are at least twice as large as our revenues. Nortel, a public company, reported 1998 revenues of approximately $18 billion (including the revenues of Bay Networks, which Nortel acquired). In each case, we believe our competitors have marketing and technological resources commensurate with their revenues. We cannot be certain that we will be able to compete successfully against either current or potential competitors or that competition will not have a material adverse effect on our business, consolidated results of operations, and financial condition.


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

                     Management's Discussion and Analysis of Financial Condition
                                      and Results of Operations

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

                    If we do not receive additional funding for our new product line, our business may be adversely affected. In 1997, we began a significant development effort in a new product line addressing the combined telephony and data markets. Although we received in 1997 and 1998 approximately $12.5 million in funding for this development effort, we will require additional funding before the new product line returns a profit. The additional funding will be used for marketing, continued engineering, sales, working capital, and to fund research and development activities. We cannot be certain that we will be able to obtain the additional required funding, or that the new product line will become profitable. Moreover, the introduction of the new product line may result in a new group of competitors.

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

                        XIOX CORPORATION and SUBSIDIARIES

                      Consolidated Statements of Operations
                     Years ended December 31, 1998 and 1997



                                                      1998            1997
                                                  (As Restated)
                                                   -----------    -------------


Revenues                                           $ 5,261,670    $   5,060,890
                                                   -----------    -------------

Product costs                                        2,352,122        2,083,372
Research & development                               4,194,254        1,020,145
Marketing, sales, general and administrative         2,748,833        2,369,857
                                                   -----------    -------------

                                                     9,295,209        5,473,374
                                                   -----------    -------------

     Loss from operations                           (4,033,539)        (412,484)

Other income, net                                      161,477          451,451
                                                   -----------    -------------

     (Loss) income before income taxes              (3,872,062)          38,967

Income tax provision                                     9,084           10,774
                                                   -----------    -------------

     Net (loss) income                             $(3,881,146)   $      28,193


Preferred stock beneficial conversion rights         2,683,587               --
                                                   -----------    -------------
Net (loss) income applicable to common
   shareholders                                    $(6,564,733)   $      28,193
                                                   ===========    =============


Per Share Information


Basic net (loss) income per common share           $     (2.12)   $        0.01
                                                   ===========    =============


Number of shares used in basic per share
   Computation                                       3,099,813        2,652,089
                                                   ===========    =============


Diluted net (loss) income per common share         $     (2.12)   $        0.01
                                                   ===========    =============


Number of shares used in diluted per share
   Computation                                       3,099,813        2,837,804
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

                                XIOX CORPORATION and SUBSIDIARIES

                               Consolidated Statements of Cash Flows
                             Years ended December 31, 1998 and 1997


                                                                 1998            1997
                                                             (As Restated)
                                                              -----------    -----------
Cash flow from operating activities:
Net (Loss) income                                             $(3,881,146)        28,193
Adjustments to reconcile net (Loss) income
To Cash used in operations:
     Depreciation and amortization                                305,169        174,036
     Gain on settlement of other receivables                         --          (15,737)
     Minority interest in net loss                                (19,114)          --
Change in operating assets and liabilities:
     Accounts receivable, net                                     170,411        177,433
     Other receivables                                            395,626       (366,778)
     Inventories                                                   41,716        (41,096)
     Prepaid expense, deposits and other assets                   240,393       (562,919)
     Accounts payable and accrued expenses                        295,236         29,774
     Purchase deposits                                             (8,850)        10,206
     Deferred revenue                                             (43,701)       194,651
                                                              -----------    -----------


Net cash used in operating activities                          (2,504,260)      (372,237)
                                                              -----------    -----------

Cash flows from investing activities -
     Acquisition of property, equipment and software           (1,270,596)      (237,953)

Cash flows from financing activities:
     Proceeds from borrowings                                      42,473           --
     Proceeds from stock issued to minority interest                 --          127,776
     Proceeds from sale of common stock                             5,372      2,837,961
     Proceeds from sale of preferred stock and warrants for
        common stock                                            9,334,308           --
     Repayment of stockholder note                                 15,938           --
                                                              -----------    -----------

Net cash provided by financing activities                       9,398,091      2,965,737
                                                              -----------    -----------

Effect of exchange rate changes on cash                            15,156        (13,175)
                                                              -----------    -----------

                                   (continued)

                        XIOX CORPORATION and SUBSIDIARIES

                     Years ended December 31, 1998 and 1997


                                                            1998         1997
                                                        (As Restated)
                                                         ----------   ----------


Net increase (decrease) in cash and cash equivalents      5,638,391    2,342,372

Beginning cash and cash equivalents                       2,633,860      291,488
                                                         ----------   ----------

Ending cash and cash equivalents                         $8,272,251   $2,633,860
                                                         ==========   ==========

Supplemental Cash Flow Information:

       Interest paid
                                                         $    5,542   $     --
                                                         ==========   ==========
       Income taxes                                      $    3,601   $   13,294
                                                         ==========   ==========

Noncash financing activities:

       Additional shares issued in connection
       With the Flanders Language Valley Stock           $    2,113   $     --
                                                         ==========   ==========

       Common stock received in settlement
       of outstanding claims                             $     --     $   46,875
                                                         ==========   ==========


       Beneficial conversion rights in connection
       with Series A preferred stock                     $2,683,587   $       --
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

                        XIOX CORPORATION and SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                     Net Income (Loss) Per Share

                     Basic net income (loss) per common share is computed using the weighted average number of shares of common stock outstanding. Diluted net income (loss) per common share is computed using the weighted-average number of shares of common stock outstanding and, when dilutive, common share equivalents using the treasury stock method.

                     Net income applicable to common shareholders used to calculate basic net income (loss) per common share was identical to net income used to calculate diluted per share for both years presented. Following is a reconciliation of the shares used to calculate basic net income (loss) per common share and diluted net income (loss) per common share for 1998 and 1997.


                                                                                     1998               1997
                                                                                 --------------     -------------

                     Weighted-average common shares used in
                          basic per share calculation                                3,099,813         2,652,089
                     Incremental shares - stock options                                    --             79,778
                     Contingent shares - common stock issued in March
                          1998 pursuant to a 1997 agreement
                          (See Stockholders' Equity footnote)                              --            105,937
                                                                                 --------------     -------------


                     Shares used in diluted per-share computations                   3,099,813         2,837,804
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

                     The Series A Preferred bears non-cumulative dividends at an annual rate of 6% payable if and when declared by the Company. The Series A Preferred Stock is convertible into Common Stock on a 1:1 basis, subject to certain antidilution provisions, on the date of issuance. The purchase price of the Series A Preferred Stock was less than the prevailing market price of the Company's common stock resulting in a beneficial conversion feature of $2,683,587, which has been reflected in the accompanying statement of operations for the year ending December 31, 1998 as an increase in net loss applicable to common shareholders.

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

                        XIOX CORPORATION and SUBSIDIARIES

                   Notes to Consolidated Financial Statements


                     Pursuant to SFAS No. 123, "Accounting for Stock-Based Compensation," the Company is required to disclose the effects on the net income and income per common share data as if the Company has elected to use the fair value approach to account for the Company's employee stock-based compensation plans. Had compensation cost for the Company's plans been determined consistent with the fair value approach, the Company's net income and income per share for the years ended December 31, 1998 and 1997, would have been as follows:


                                                                 Year ended             Year ended
                                                             December 31, 1998      December 31, 1997
                                                             -----------------      -----------------
                     Net (loss) income available to common
                         shareholder:
                                       As reported             $ (6,564,733)              $ 28,193
                                       Pro forma                 (6,784,671)               (62,570)

                     Basic net (loss) income available per
                         common share:
                                       As reported                    (2.12)                  0.01
                                       Pro forma                      (2.19)                 (0.02)

                     Diluted net (loss) income available per
                         common share:
                                       As reported                    (2.12)                  0.01
                                       Pro forma                      (2.19)                 (0.02)


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
                                                       ===========     =========

                        XIOX CORPORATION and SUBSIDIARIES

                   Notes to Consolidated Financial Statements

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

Restatement
                    The Company's consolidated financial statement as of December 31, 1998 have been restated to give effect to a beneficial conversion right issued in connection with the Company's Series A Preferred Stock offering. The effect of the restatement is as follows:


                      For the year ended         As previously
                       December 31, 1998           reported        As restated
                  ----------------------------   -------------    -------------
                  Preferred Stock benefical
                    Coversion right              $        --      $   2,683,587
                  Net (loss) income applicable
                    to Common shareholders       $  (3,881,146)      (6,564,773)
                  Basic net (loss) income per
                    Common share                         (1.21)           (2.12)
                  Basic net (loss) income per
                    Common share                         (1.21)           (2.12)

                    Independent
                    Auditors'
                    Report

                    The Board of Directors
                    Xiox Corporation and Subsidiaries:


                    We have audited the accompanying consolidated balance sheets of Xiox Corporation and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of operations (as restated), stockholders' equity, and cash flows (as restated) for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.


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


                    The Company restated its financial statements as described in the last Note to the consolidated financial statements.


                                                            KPMG LLP



                    Mountain View, California
                    February 19, 1999, except as to the last note to the consolidated financial statements, which is as of February 11, 2000.

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
