Form 10KSB, Exhibit 13
period 1999-12-31
XIOX CORP
filed 2000-03-29
CIK 782995

XIOX CORPORATION

                               1999 ANNUAL REPORT

                  Exhibit 13.1 of 10-KSB for December 31, 1999

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

Results of
Operations

                    Revenues for the fiscal year ended December 31, 1999 increased by 6% or $315,511 to $5,577,181, in contrast to revenues for fiscal year ended December 31, 1998 of $5,261,670. The increase is attributable to increased demand for call accounting products and related support renewals.

                    Product costs and operating expenses increased 55% or $5,103,198 to $14,398,407 in 1999, from $9,295,209 in 1998.
                    Loss form operations increased 119% or $4,787,687 to $8,821,226 from $4,033,539 during the same period. Comparisons of product costs and operating expenses as a percentage of revenues are summarized as follows:

                                                    1999                 1998
                                                    ----                 ----

                      Revenues                      100%                 100%

                      Product costs                  44%                  45%
                      Research and development      141%                  80%
                      Marketing and SG&A             73%                  52%
                      Loss from operations         (158%)                (77%)

                    Product costs increased by 5% or $121,565 to $2,473,687 in 1999, versus product costs for 1998 of $2,352,122. As a percentage of revenues, product costs decreased in 1999 to 44% from 45% in 1998, primarily as a result of product mix partially offset by increases in labor costs.

                    Research and development expenses increased to 141% of revenues in 1999 from 80% in 1998. This increase of $3,649,309 or 87%, from $4,194,254 in 1998 to $7,843,563 in
                    1999, is due to a planned increase in spending associated with new product development.

                    Marketing and sales, general and administrative expenses increased from 52% of revenues in 1998 to 73% of revenues in 1999. This increase of $1,332,324 or 48%, from $2,748,833 in
                    1998 to $4,081,157 in 1999, is primarily due to increased labor-related costs associated with new product planning, business development, and administrative support.

                    We lost $8,821,226 from operations in 1999. These losses were anticipated as we intentionally increased expenditures related to new product planning and development.

                    Other income, net, increased by $172,122 in 1999, primarily due to foreign currency translation gains in 1999 of $121,687 and an increase in investment income recognized in 1999 to $219,565 from $166,781 in 1998, due to a higher available balance of undeployed cash.

           Management's Discussion and Analysis of Financial Condition
                            and Results of Operations


Liquidity
And Capital

                    As of December 31, 1999, we had cash and cash equivalents of $7,844,328 and net working capital of $6,390,853, compared to cash and cash equivalents of $8,272,251 and net working capital of $7,775,335 as of December 31, 1998. During 1999 and 1998 we expended $902,873 and $1,270,596, respectively, for property, equipment, and software.

                    Our bank line of credit was renewed in May of 1999 at $1,000,000, and management expects it to provide adequate capital resources to conduct operations at the level currently anticipated through May of 2000, when the bank line expires. If needs require, we will seek additional capital funding.

                    During 1999, we raised approximately $7,5000,000 through the issuance of the Company's Series B Preferred Stock to support development of our new product line addressing the combined telecom and datacom markets. The Series B Preferred Stock is convertible into Common Stock on a 1:1 basis, subject to certain antidilution provisions, on the date of issuance. The purchase price of the Series B Preferred Stock was less than the prevailing market price of the Company's common stock resulting in a beneficial conversion feature of $2,132,812, which has been reflected in the accompanying statement of operations for the year ending December 31, 1999 as an increase in net loss applicable to common shareholders.

                    A second closing occurred on February 7, 2000 in which an additional $12,900,000 of Series B preferred stock was sold to Flanders Language Valley and other private investors. A total of 645,000 shares of Series B preferred stock were sold at a purchase price of $20.00 per share. This was the second and final closing of a $20,400,000 sale of 1,020,000 shares of Series B preferred stock. The second closing was completed on the same terms as the first closing following an amendment to the Stock Purchase and Investor Rights Agreement dated December 30, 1999. The purchase price of the second closing of the Series B Preferred Stock was less than the prevailing market price of the Company's common stock resulting in a beneficial conversion feature of $5,482,500, which will be reflected in the statement of operations for the quarter ending March 31, 2000 as a loss applicable to common shareholders.

                    In connection with this new product line, we have committed to fund Xiox Flanders N.V., our 94.9% owned subsidiary, with approximately $1,500,000 in 2000.

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

           Management's Discussion and Analysis of Financial Condition
                            and Results of Operations


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

                    Internal Systems. During 1999, we continued our efforts to assess and remediate our computer systems, telecommunications systems, software systems, and related equipment to ensure each system will function properly as the Year 2000 approaches. The Year 2000 program was conducted in four phases: (a) identification, (b) assessment, (c) remediation, and (d) testing, which was completed as of December 31, 1999.

                    We currently believe our information systems are Year 2000 compliant. To date, we have not encountered any material issues related to our Year 2000 upgrades. However, we cannot be certain that our internal systems are Year 2000 compliant and that all problems related to Year 2000 have been identified and corrected . The potential risks include the inability to process and report financial and other transactions in a timely and accurate manner. We do not believe that this will have a material adverse effect on our business or consolidated financial statements.

                    External Suppliers.

                    We have been advised that the most critical systems, services, and products supplied to us by external sources are Year 2000 ready. We have developed contingency plans for systems and services provided by vendors in the event of any disruption in these services. To date, we have not encountered any material disruptions or delays. However, we cannot be certain that our external suppliers will be Year 2000 compliant. The potential risks include the production of inaccurate rate tables and delays in product deliveries. We do not believe that this will have a material adverse effect on our business or consolidated financial statements.

                    State of Readiness. As of this date, we have completed the implementation of solutions for the high priority internal systems so that our computer systems will function properly with respect to dates in the year 2000 and thereafter.

                    Costs. Other than time spent by our internal information technology and other personnel, we have not incurred any significant costs in identifying, assessing, and remediating Year 2000 issues. Because we are in a growth phase, systems improvement initiatives are underway to

           Management's Discussion and Analysis of Financial Condition
                            and Results of Operations


                    improve our primary business systems. We do not anticipate any significant costs related to remediation efforts because planned systems improvements included Year 2000 readiness as a standard requirement.

                    This  statement  assumes  that third  party  suppliers  have accurately assessed the compliance of their products and that they will successfully correct any issues in non-compliant products. Because of the complexity of correcting the Year 2000 issue, actual costs may vary from estimates.

                    Although the additional costs to obtain Year 2000 compliance may be incurred in the future, these costs are not expected to have a material effect on our financial position, results of operations, or cash flows.

                    The cost to obtain Year 2000 compliance did not have a material effect on our financial position, results of operations, or cash flows for the year ending December 31,1999.

                    Contingency Plans. We have developed contingency plans, intended to enable us to continue operations with respect to certain key technology used in our mission critical systems.

                    Our contingency plans include performing certain processes manually, repairing systems, and changing suppliers if necessary, although we cannot be certain that these contingency plans will successfully avoid service disruption in the operation of business as usual.

                    We believe that the most reasonably likely worst case scenario would be if telephone, utility or shipping services were disrupted. A disruption to any of these systems would limit our ability to service customers until such services are restored. The Company has not experienced any disruptions and is not currently aware of any evidence that such a failure is likely to occur in any of its service areas.

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

           Management's Discussion and Analysis of Financial Condition
                            and Results of Operations


                    Most of our competitors have substantially greater financial, marketing, and technology resources than we do, and that may harm our ability to compete effectively with them. Based on industry sources, we believe that both Telco Research and ISI-Infortext, which are privately held, have revenues that are at least twice as large as our revenues. Nortel Networks Corporation, a public company, reported 1999 revenues of approximately $21 billion. In each case, we believe our competitors have marketing and technological resources commensurate with their revenues. We cannot be certain that we will be able to compete successfully against either current or potential competitors or that competition will not have a material adverse effect on our business, consolidated results of operations, and financial condition.

                    If we lose the business of either of our largest customers, our revenues may decrease and our business may suffer. Two of our customers accounted for 18% of our revenue during 1999 and 22% of revenue in 1998. The loss or serious reduction in business from either customer could have a material adverse effect on our business, consolidated results of operations, and financial condition.

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

                    If we do not receive additional funding for our new product line, our business may be adversely affected. In 1997, we began a significant development effort in a new product line addressing the combined telephony and data markets. Although we received approximately $32.9 million in funding for this development effort to date, we may require additional funding before the new product line returns a profit. We cannot be certain that we will be able to obtain the additional required funding, or that the new product line will become profitable. Moreover, the introduction of the new product line may result in a new group of competitors.

                                         XIOX CORPORATION and SUBSIDIARIES

                                            Consolidated Balance Sheets
                                            December 31, 1999 and 1998

                                                                                     1999                   1998
                                                                                 ------------           ------------
Assets:

Current Assets
    Cash & cash equivalents                                                      $  7,844,328              8,272,251
    Accounts receivable, net of allowance for
            Doubtful accounts of $ 123,433 in 1999
            and $ 142,669 in 1998                                                     892,816                714,200
     Other receivables                                                                  6,041                  9,585
     Inventories                                                                      384,370                433,149
     Prepaid expenses and other assets                                                140,157                 96,413
                                                                                 ------------           ------------

          Total current assets:                                                     9,267,712              9,525,598

Property, equipment and software, net                                               1,828,108              1,445,977
Notes receivable                                                                      100,000                100,000
Deposits & other assets                                                               342,060                336,645
                                                                                 ------------           ------------

                    Total Assets                                                 $ 11,537,880             11,408,220
                                                                                 ============           ============

Liabilities and Stockholders' Equity:

Current liabilities
     Accounts payable                                                            $    297,959                325,198
     Accrued expenses                                                                 594,341                312,248
     Accrued compensation                                                             395,289                158,870
     Purchase deposits                                                                 34,330                 42,382
     Deferred revenue                                                               1,536,161                872,536
     Notes payable                                                                      3,444                 39,029
     Capital lease                                                                     15,335                   --
                                                                                 ------------           ------------

          Total current liabilities:                                             $  2,876,859              1,750,263

Notes payable - net of current portion                                                   --                    3,444
Capital lease - net of current portion                                                 22,990                   --

Commitments                                                                              --                     --
                                                                                 ------------           ------------

          Total Liabilities                                                         2,899,849              1,753,707

Minority interest                                                                     105,913                117,883

Stockholders' equity:
    Preferred stock, $0.01 par value; 10,000,000 shares
       Authorized; 2,102,989 and 1,877,989 shares issued and
       outstanding as of December 31, 1999 and 1998 respectively                       21,030                 18,780
    Common stock, $.01 par, 50,000,000 shares authorized,
        3,403,914 and 3,177,387 shares issued and outstanding
        as of December 31, 1999 and 1998 respectively                                  34,039                 31,774
    Additional paid-in capital                                                     25,238,941             17,597,829
    Deferred compensation                                                              (5,066)                (8,265)
    Accumulated other comprehensive loss                                             (165,703)               (17,644)
    Accumulated deficit                                                           (16,591,123)            (8,085,844)
                                                                                 ------------           ------------
          Total stockholders' equity                                                8,532,118              9,536,630
                                                                                 ------------           ------------

           Total liabilities and stockholders' equity                            $ 11,537,880             11,408,220
                                                                                 ============           ============

See accompanying notes to consolidated financial statements.

                        XIOX CORPORATION and SUBSIDIARIES

                      Consolidated Statements of Operations
                     Years ended December 31, 1999 and 1998

                                                      1999             1998
                                                  ------------    ------------

Revenues:                                         $  5,577,181       5,261,670
                                                  ------------    ------------

Product costs                                        2,473,687       2,352,122
Research and development                             7,843,563       4,194,254
Marketing, sales, general and  administrative        4,081,157       2,748,833
                                                  ------------    ------------

                                                    14,398,407       9,295,209
                                                  ------------    ------------

Loss  from operations                               (8,821,226)     (4,033,539)

Interest income, net                                   219,565         166,781
Foreign exchange gain                                  121,687            --
Other, net                                              (7,653)         (5,304)
                                                  ------------    ------------

       Loss before income taxes                     (8,487,627)     (3,872,062)

Income tax provision                                    17,652           9,084
                                                  ------------    ------------

       Net loss                                     (8,505,279)     (3,881,146)

Preferred stock beneficial conversion
   Rights                                            2,132,812       2,683,587
                                                  ------------    ------------

Net loss applicable to common stockholders        $(10,638,091)     (6,564,733)
                                                  ============    ============

Per share Information:

Basic net loss per share                          $      (3.22)          (2.12)
                                                  ============    ============

Number of shares used in basic per share
   Computation                                       3,308,864       3,099,813
                                                  ============    ============

Diluted net loss per share                        $      (3.22)          (2.12)
                                                  ============    ============

Number of shares used in diluted per share
   Computation                                       3,308,864       3,099,813
                                                  ============    ============

See accompanying notes to consolidated financial statements.

                                           XIOX CORPORATION and SUBSIDIARIES

                                    Consolidated Statements of Stockholders' Equity
                                       Years ended December 31, 1999, and 1998

                                                                                             Note
                                                                                          Receivable
                                Preferred Stock           Common Stock          Paid-in      From         Deferred     Comprehensive
                               Shares      Amount      Shares       Amount      Capital    Shareholder   Compensation      Loss
                              ------------------------------------------------------------------------------------------------------
December 31,1997                       -      $     -  2,932,934     $  29,329   8,266,576       (15,938)            -            -
Comprehensive loss

Net loss                               -            -          -             -           -             -             -   (3,881,146)
Other comprehensive
loss, net of tax
    Foreign currency
    translation adjustments            -            -          -             -           -             -             -       (4,469)
                                                                                                                       =============
Comprehensive loss                                                                                                       (3,885,615)
                                                                                                                       =============

Common shares issued                   -            -    211,297         2,113      (2,113)            -             -            -
Series A Preferred shares
        and warrants issued,
        net of issuance costs  1,907,989       19,080          -             -   9,315,228             -             -            -

Stock options issued                   -            -          -             -      12,798             -       (10,665)
Amortization of deferred
        compensation                   -            -          -             -           -             -         2,400            -
Stock options exercised                -            -       3,156           32       5,340             -             -            -
Note receivable payment                -            -          -             -           -        15,938             -            -
Conversion of Series A
   Preferred Stock to Common
   Stock                         (30,000)        (300)    30,000           300           -             -             -            -
                              ------------------------------------------------------------------------------------------------------
December 31,1998               1,877,989       18,780  3,177,387        31,774  17,597,829             -        (8,265)           -
Comprehensive loss

Net loss                               -            -          -             -           -             -             -   (8,505,279)
Other comprehensive
loss, net of tax
    Foreign currency
    translation adjustments            -            -          -             -           -             -             -     (148,059)
                                                                                                                       =============
Comprehensive loss                                                                                                       (8,653,338)
                                                                                                                       =============
Series B Preferred shares
        issued,
        net of issuance costs    375,000        3,750          -             -   7,461,750             -             -            -
Amortization of deferred
        compensation                   -            -          -             -           -             -          3,199           -
Stock options exercised                -            -     72,884           729     212,204             -             -            -

Common shares exchanged on
        Exercise of stock
        option                         -            -     (1,888)          (19)    (32,785)            -             -            -
Conversion of Series A
        Preferred Stock to
        Common Stock            (150,000)      (1,500)   150,000         1,500           -             -             -            -
Conversion of Warrants
        To Common Stock                -            -      5,531            55         (57)            -             -            -
                              ------------------------------------------------------------------------------------------------------

December 31,1999               2,102,989    $  21,030  3,403,914     $  34,039  25,238,941             -        (5,066)           -
                              ------------------------------------------------------------------------------------------------------




                               Accumulated
                                  Other
                              Comprehensive Accumulated
                                Losses        Deficit      Total
                             -------------------------------------
December 31,1997                  (13,175)  (4,204,698)  4,062,094
Comprehensive loss

Net loss                                -   (3,881,146) (3,881,146)
Other comprehensive
loss, net of tax
    Foreign currency
    translation adjustments        (4,469)           -      (4,469)
Comprehensive loss

Common shares issued                    -            -           -

Series A Preferred shares
        and warrants issued,
        net of issuance costs           -            -   9,334,308

Stock options issued                                         2,133
Amortization of deferred
        compensation                    -            -       2,400
Stock options exercised                 -            -       5,372
Note receivable payment                 -            -      15,938
Conversion of Series A
   Preferred Stock to Common
   Stock                                -            -           -
                             -------------------------------------
December 31,1998                  (17,644)  (8,085,844)  9,536,630
Comprehensive loss

Net loss                                -   (8,505,279) (8,505,279)

Other comprehensive
loss, net of tax
    Foreign currency
    translation adjustments      (148,059)           -    (148,059)
Comprehensive loss

Series B Preferred shares
        issued,
        net of issuance costs           -            -   7,465,500
Amortization of deferred
        compensation                    -            -       3,199

Stock options exercised                 -            -     212,933
                                        -            -
Common shares exchanged on
        Exercise of stock
        option                          -            -     (32,804)
Conversion of Series A
        Preferred Stock to
        Common Stock                    -            -           -

Conversion of Warrants
        To Common Stock                 -            -          (2)
                             -------------------------------------
December 31,1999                 (165,703) (16,591,123)  8,532,118
                             -------------------------------------

See accompanying notes to consolidated financial statements.


                                         XIOX CORPORATION and SUBSIDIARIES

                                        Consolidated Statements of Cash Flows
                                      Years ended December 31, 1999 and 1998

                                                                                     1999                  1998
                                                                                 -----------            -----------
Cash flows from operating activities:

Net loss                                                                         $(8,505,279)            (3,881,146)

Adjustments to reconcile net loss to net
Cash used in operations
       Depreciation and amortization                                                 566,959                305,169
       Minority interest in net loss                                                 (14,286)               (19,114)
       Foreign exchange gain                                                        (121,687)                   --
       Other                                                                          10,168                    --

       Changes in operating assets and liabilities:
            Accounts receivable, net                                                (178,616)               170,411
            Other receivables                                                         16,515                395,626
            Inventories                                                               48,780                 41,716
            Prepaid expenses,  deposits and other assets                             (92,298)               240,393
            Accounts payable and accrued expenses                                    495,589                295,236
            Purchase deposits                                                         (8,051)                (8,850)
            Deferred revenue                                                         663,625                (43,701)
                                                                                 -----------            -----------

Net cash used in operations:                                                      (7,118,581)            (2,504,260)
                                                                                 -----------            -----------

Cash flows from investing activities:
        Acquisition of property, equipment and software                             (902,873)            (1,270,596)

Cash from financing activities:
       Repayment of capital lease obligation                                          (8,111)                  --
       (Repayment) Proceeds from borrowings                                          (40,585)                42,473
       Proceeds from sale of common stock                                            180,129                  5,372
       Proceeds from sale of preferred stock and warrants for
          common stock                                                             7,465,498              9,334,308
       Proceeds from repayment of stockholder note                                      --                   15,938
                                                                                 -----------            -----------

Net cash provided by financing activities                                          7,596,931              9,398,091
                                                                                 -----------            -----------

Effect of exchange rate changes on cash                                               (3,400)                15,156
                                                                                 -----------            -----------

Net (decrease) increase in cash & cash equivalents                                  (427,923)             5,638,391

Beginning cash and cash equivalents                                                8,272,251              2,633,860
                                                                                 -----------            -----------

Ending cash and cash equivalents                                                 $ 7,844,328              8,272,251
                                                                                 ===========            ===========

                                                                                    (continued)

                        XIOX CORPORATION and SUBSIDIARIES

                     Years ended December 31, 1999 and 1998

                                                           1999          1998
                                                         --------      --------

Supplemental cash flow information:
       Interest paid                                     $    5,289        5,542
       Income taxes                                          17,652        3,601

Noncash investing and financing activities:

      Assets acquired under capital leases                   47,993         --
                                                         ==========    =========

     Additional shares issued in connection with
         the Flanders Language Valley stock
         purchase agreement                                    --          2,113
                                                         ==========    =========

     Shares issued on stock options exercised in
         exchange for surrender of common stock              32,804         --
                                                         ==========    =========

     Shares issued in exchange for warrants                  21,655         --
                                                         ==========    =========

     Conversion of preferred stock to common stock            1,500          300
                                                         ==========    =========

     Beneficial conversion rights in connection
         with issuance of preferred stock                $2,132,812    2,683,587
                                                         ==========    =========

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

                    Revenue related to customer support and rate tariff table subscriptions is deferred and recognized ratably over the period of the agreements. Support and rate tariff table subscriptions entitle a customer to receive future releases and enhancements of the related software products and/or to receive the current local and long distance provider tariff rates for their call accounting systems for the subscription period.

                    Cash and Cash Equivalents

                    Cash and cash equivalents include cash on hand or held in banks, and short-term investments with remaining maturities of less than three months at date of purchase. Cash equivalents consist primarily of high-quality money market instruments, commercial paper, and certificates of deposit in the amounts of $7,844,328 and $8,272,251 as of December 31, 1999 and 1998, respectively.

                    Business and Credit Concentrations

                    Financial instruments that potentially subject us to concentrations of credit risk consist of cash, cash equivalents, short-term investments and trade accounts receivable. Cash, cash equivalents and short-term investments are managed by recognized financial institutions which follow the Company's investment policy. The Company generally does not require collateral for sales on credit. The Company closely monitors extensions of credit and has not experienced significant credit losses in the past.

                    Inventories

                    Inventories are stated at the lower of first-in, first-out cost or market.

                    Property, Equipment and Software

                    Property, equipment, and software are stated at cost. Depreciation is computed using the straight line method over the estimated useful lives of the assets, generally three to five years. Leasehold improvements are amortized using the straight line method over the shorter of the term of the lease or economic useful life of the improvement. Purchased software with a benefit extending beyond one year is capitalized. Purchased software is stated at cost and amortized using the straight line method over the period of benefit, generally three years.

                        XIOX CORPORATION and SUBSIDIARIES

                   Notes to Consolidated Financial Statements


                    Fair Value of Financial Instruments

                    The fair value of the Company's cash equivalents, accounts receivable, notes receivable, accounts payable, and notes payable approximate their respective carrying amounts due to the relative short term maturity of these instruments.

                    Software Capitalization

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

                    Net loss applicable to common shareholders used to calculate basic net loss per common share was identical to net loss applicable to common shareholders used to calculate diluted net loss per share for both years presented. Excluded from the computation of diluted loss per common share for 1999 are warrants to acquire 40,000 shares of common stock, 2,102,989 shares of preferred stock which are generally convertible to common stock on a one-to-one basis, and 870,127 shares attributed to stock options outstanding, because their effect would be anti-dilutive. Excluded from the computation of diluted loss per common share for 1998 are warrants to acquire 50,000 shares of common stock, 1,877,989 shares of preferred stock which are generally convertible to common stock on a one-to-one basis, 540,579 shares attributed to stock options outstanding, and 211,297 contingent shares outstanding January 1, 1998, through March 24, 1998, because their effect would be anti-dilutive.

                        XIOX CORPORATION and SUBSIDIARIES

                   Notes to Consolidated Financial Statements


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

                    Impairment of Long-Lived Assets

                    The Company reviews property, equipment and purchased software for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of property, equipment and purchased software is measured by comparison of its carrying amount to future net cash flows the property, equipment and purchase software is expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the property, equipment and purchase software exceeds its fair market value. To date, no adjustments to the carrying value of the Company's long-lived assets have been required.

                    New Financial Pronouncements

                    In June  1998,  the  Financial  Accounting  Standards  Board
                    (FASB) issued SFAS No.. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes methods of accounting for derivative financial instruments and hedging activities related to those instruments as well as other hedging activities. The Company anticipates that the adoption of SFAS No. 133 will not have a material impact on its financial position, results of operations or cash flows. Implementation of this standard has recently been delayed by the FASB for a 12-month period. The Company will now adopt SFAS No. 133 in the first quarter of fiscal 2001.

                        XIOX CORPORATION and SUBSIDIARIES

                   Notes to Consolidated Financial Statements


Inventories         Inventories consist primarily of purchased hardware products
                    (finished  goods).   Major  classes  of  inventories  as  of
                    December 31 consisted of the following:

                                                          1999          1998
                                                       ---------      -------

                    Purchased parts and components     $ 172,677      103,102
                    Work in process                       74,745       45,315
                    Finished goods                       136,948      284,732
                                                       ---------      -------

                                                       $ 384,370      433,149
                                                       =========      =======


Property,           Property, equipment and purchased software as of December 31
Equipment and       consisted of the following:
Purchased
Software

                                                          1999          1998
                                                       ----------    ----------

                    Office equipment                   $2,583,828     2,001,233
                    Furniture and fixtures                443,018       381,978
                    Leasehold improvements                336,501       292,569
                    Purchased software                    552,691       414,867
                                                       ----------    ----------
                                                        3,916,038     3,090,647
                    Less accumulated depreciation and
                       amortization                    (2,087,930)   (1,644,670)
                                                       ----------    ----------

                                                       $1,828,108     1,445,977
                                                       ==========    ==========


Deposits and        Deposits and other assets as of December 31 consisted of the
Other Assets        following:

                                                          1999           1998
                                                       ---------     ----------

                    Prepaid royalty payments           $  273,572       317,009
                    Other                                  68,488        19,636
                                                       ----------    ----------

                                                       $  342,060       336,645
                                                       ==========    ==========

                    The Company amortizes prepaid royalty payments based on the number of units sold.

Bank Line           The   Company   maintains  a   $1,000,000   line  of  credit
of Credit           collateralized  by eligible  accounts  receivable.  The line bears interest at prime plus 1.00% (8.75% as of December 31, 1999) and expires in May 2000. No amounts were outstanding under the line as of December 31, 1999 and 1998.

                        XIOX CORPORATION and SUBSIDIARIES

                   Notes to Consolidated Financial Statements


Lease               Future  minimum  lease payments in excess of one year are as
Commitments         follows:

                    Year ended December 31:                     Rental Payments
                    ---------------------------------     ----------------------

                    2000                                            $   331,692
                    2001                                                177,757
                    2002                                                158,859
                    2003                                                151,075
                    2004                                                151,075
                    2005                                                 12,530
                                                          ----------------------

                                                                    $   982,988
                                                          ======================

                      Total rent expense incurred on the Company's operating leases was approximately $378,000, net of sublease income of $29,587, for the year ended December 31, 1999, and $255,738, net of sublease income of $110,145 for the year ended December 31, 1998. Future lease obligations are subject to cost-of-living adjustments beginning February 1, 2000. The Company is currently negotiating a lease extension for the Burlingame office location.

                        XIOX CORPORATION and SUBSIDIARIES

                   Notes to Consolidated Financial Statements


Taxes

                    The provision for income taxes in 1999 and 1998 consisted entirely of current state income taxes.

                    The provision for income taxes differs from the amounts computed by applying the U.S. federal tax rate of 34% to the Company's income before income taxes as a result of the following:

                                                             1999          1998
                                                          -----------    ----------

                    Tax provision benefit                 $(2,885,793)   (1,316,501)
                    Net operating losses, tax credits
                         and temporary differences for
                         which no benefit was realized      3,482,283     1,683,769
                    State income taxes, net of
                         Federal income tax benefit          (329,084)     (105,774)
                    Research and development tax credits     (345,770)     (169,759)
                    Other, net                                 96,016       (82,651)
                                                          -----------    ----------

                    Provision for income taxes            $    17,652         9,084
                                                          ===========    ==========

                    The tax effect of  temporary  differences  that give rise to
                    significant   portions  of  the   deferred  tax  assets  and
                    liabilities  as of  December  31,  1999  and  1998,  are  as follows:

                    Deferred tax assets:                            1999          1998
                                                                 ----------    ----------

                    Reserves and accruals                         $ 767,463       492,935

                    Capitalized research and development costs      518,842       215,514

                    Net operating loss carry-forwards             4,904,276     2,356,630

                    Research tax credits and other                  741,539       384,753
                                                                 ----------    ----------

                    Total gross deferred tax asset                6,932,120     3,449,832

                    Less valuation allowance                     (6,932,120)   (3,449,832)
                                                                 ----------    ----------

                    Net deferred tax asset                       $      --     $     --
                                                                 ----------    ----------


                    At December 31, 1999, management has established a valuation allowance for the portion of deferred tax assets for which realization is uncertain.


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

                        XIOX CORPORATION and SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                    For the years ended December 31, 1999 and 1998, the Company has a federal net operating loss carryforward of $13,500,000 and $6,000,000, respectively, which will expire during the years 2000 through 2019. For the years ended December 31, 1999 and 1998, the Company has a California net operating loss carryforward of $600,000 and $200,000, respectively, which will expire through years 2003 and 2004. The Company also has available federal research tax credit carryforwards of $690,000 and $340,000 as of December 31, 1999 and 1998.
                    If not utilized the federal credits will expire from the years 2005 through 2019. The Company also has available California research tax credit carryovers of $110,000 and $90,000 as of December 31, 1999 and 1998, respectively. The California research credit carryforward indefinitely until utilized.

Stockholders'
Equity

                    During September, 1998, the Company entered into a Stock Purchase and Investor Rights Agreement (the "Agreement") with Intel Corporation ("Intel"), Flanders Language Valley CVA, Zero Stage Capital and other private investors for the private placement of 1,907,989 shares of the Company's convertible Series A Preferred Stock (the "Series A Preferred") at a purchase price of $5.00 per share. Pursuant to this agreement, the Company received a total of $9,334,308, net of issuance costs of $224,717, as of December 31, 1998. In connection with this financing, the Company issued warrants for 50,000 shares of common stock at an exercise price of $6.31, which are exercisable at any time during the five year term.

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

                        XIOX CORPORATION and SUBSIDIARIES

                   Notes to Consolidated Financial Statements


                    The Company has certain rights, beginning one year after the first closing, to redeem shares of the Series A Preferred upon a registered public offering with gross proceeds in excess of $15 million or when the closing common stock price exceeds $15 per share for 15 consecutive business days.

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

                    On March 25, 1998, the Company issued to Flanders Language Valley 211,297 shares of the Company's common stock as an adjustment to a June 30, 1997 common stock purchase agreement with Flanders Language Valley, in which Flanders Language Valley invested $2,872,000 for the purchase of 574,400 shares of the Company's common stock. No further adjustments will be made under this agreement.

                    Xiox Flanders N.V. ("Xiox Flanders") was incorporated in Belgium pursuant to the agreement and is owned 94.9% by Xiox and 5.1% by Flanders. The Company has committed to fund Xiox Flanders with approximately $1,500,000 in 2000. The actual amount of funding the Company will provide in 2000 will depend on the business needs of Xiox Flanders and can be modified by a vote of the Board of Directors.

                    During December, 1999, the Company entered into an agreement in which $7,500,000 of Series B Preferred Stock was sold to the investors. A total of 375,000 shares of Series B Preferred were sold under the agreement at a purchase price of $20.00 per share. The Series B Preferred Stock will be convertible into Common Stock on a 1:1 basis subject to certain anti-dilution provisions. The purchase price of the Series B Preferred Stock was less than the prevailing market price of the Company's common stock resulting in a beneficial conversion feature of $2,132,812. This is reflected in the accompanying statement of operations for the year ending December 31, 1999 as an increase in net loss applicable to common shareholders. The holders of the Series B Preferred Stock have similar registration, liquidation, conversion, voting and dividend rights as the holders of the Series A Preferred Stock.

                    A second closing occurred on February 7, 2000 in which an additional $12,900,000 of Series B preferred stock was sold to Flanders Language Valley and other private investors. A total of 645,000 shares of Series B preferred stock were sold at a purchase price of $20.00 per share. This was the second and final closing of a $20,400,000 sale of 1,020,000 shares of Series B preferred stock. As a result of the

                        XIOX CORPORATION and SUBSIDIARIES

                   Notes to Consolidated Financial Statements


                    second closing, a beneficial conversion right of $5,482,500 will be reflected in the Company's 10-QSB for the quarter ending March 31, 2000 as a loss applicable to common shareholders. The second closing was completed on the same terms as the first closing following an amendment to the Stock Purchase and Investor Rights Agreement dated December 30, 1999.

Employee
Stock
Options

                    The Company has  adopted the 1994 and 1984  incentive  stock option plans that provide for granting of stock options with exercise  prices  equal to the fair value of the  underlying common  stock  options  at the  date of  grant.  There  were
                    900,000  shares of common  stock  reserved  for  issuance at
                    December 31, 1999 under the 1994 plan,  of which options for
                    841,527  shares have been granted and are  outstanding as of
                    December 31, 1999.  During 1994,  the 1984 Stock Option Plan
                    terminated.  Under the plans,  incentive  options  are to be granted  to  officers  and  employees,  while  non-qualified options  are to be granted  to  non-employees.  All  options under these plans vest at a rate  determined by the Board of
                    Directors  beginning  from the date of grant and expiring up
                    to  ten  years  from  the  date  of  grant.   A  summary  of
                    transactions  relating to  outstanding  stock  options is as follows:

                                                           Shares        Options            Weighted Average
                                                         Available     Outstanding           Exercise Price
                                                                                         ----------------------
                    Outstanding
                    as of December 31, 1997                74,950        337,200              $   3.45

                    Additional shares reserved            275,000           --
                    Options granted                      (240,900)       240,900                  6.43
                    Options exercised                        --           (3,156)                 1.70
                    Options canceled                       34,365        (34,365)                 5.29
                                                         --------        -------

                    Outstanding
                    as of December 31, 1998               143,415        540,579                  4.67

                    Additional shares reserved            275,000           --
                    Options granted                      (489,000)       489,000                 18.30
                    Options exercised                        --          (72,884)                 2.92
                    Options canceled                       86,568        (86,568)                14.70
                                                         --------        -------

                    Outstanding
                    as of December 31, 1999                15,983        870,127                 11.48
                                                         ========        =======

                    Exercisable at
                          December 31, 1999                              263,427                  4.25

                    Weighted-average fair value
                         of options granted during
                         the period at exercise
                         price equal to market
                         price at grant date                                                  $   8.75

                        XIOX CORPORATION and SUBSIDIARIES

                   Notes to Consolidated Financial Statements


                    Certain options may be exercised immediately upon grant but are subject to the Xiox Corporation Stock Purchase Agreement, which restricts transfers of the shares until the shares are fully vested. Under the terms of this agreement, the Company may repurchase at the option price any or all of the unvested shares purchased if the employee terminates employment with the Company prior to vesting. The Company also has the right of first refusal in the event of any proposed disposition of the purchased shares. As of December 31, 1999 and 1998, no outstanding stock was subject to the Stock Purchase Agreement.

                    Pursuant  to  SFAS  No.  123,  "Accounting  for  Stock-Based
                    Compensation," the Company is required to disclose the effects on the net loss and loss per common share data as if the Company has elected to use the fair value approach to account for the Company's employee stock-based compensation plans. Had compensation cost for the Company's plans been determined consistent with the fair value approach, the Company's net income and income per common share for the years ended December 31, 1999 and 1998, would have been as follows:

                                                                              Year ended             Year ended
                                                                           December 31, 1999      December 31, 1998
                                                                           -----------------      -----------------

                    Net loss applicable to common shareholders:

                                          As reported                        $ (10,638,091)           $ (6,564,733)
                                          Pro forma                            (11,304,233)             (6,784,671)

                    Basic net loss per common share:

                                          As reported                                (3.22)                  (2.12)
                                          Pro forma                                  (3.50)                  (2.19)

                    Diluted net loss per common share:

                                          As reported                                (3.22)                  (2.12)
                                          Pro forma                                  (3.50)                  (2.19)

                    The effect of applying SFAS No. 123 for disclosing compensation costs may not be representative of the effects on reported results for future years because pro forma results reflect compensation costs only for stock options granted in 1995 through 1999. SFAS No. 123 does not consider compensation costs for stock options granted prior to January 1, 1995.

                    The fair value of options granted was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1999 and 1998:

                                                    1999               1998
                                                    ----               ----

                     Risk-free interest rate        5.5%               5.1%
                     Expected life                  5 Years            5 Years
                     Expected volatility            46%                47%
                     Dividends                      None               None

                      The following table summarizes information about stock options outstanding as of December 31, 1999:

                                                                Weighted-average remaining              Weighted-average
                     Range of Exercise Prices:                       contractual life                    exercise price
                     ----------------------------------      ----------------------------------     --------------------------

                                 $  1.44 -  2.27                         1.5  years                           $ 1.55
                                    2.27 -  4.54                         6.7                                    3.39
                                    4.54 -  6.81                         6.3                                    5.95
                                    6.81 - 11.34                         8.9                                    7.88
                                   11.34 - 13.61                         9.2                                   11.40
                                   13.61 - 15.88                         9.3                                   14.73
                                   15.88 - 18.15                         9.4                                   17.28
                                   18.15 - 20.42                         4.6                                   19.03
                                   20.42 - 22.69                         9.7                                   22.11

Segment  and
Geographic
Information

                    The Company has two reporting segments, telephone management products and the development of a new product line that addresses the combined telecom and datacom markets. The new Segment and Geographic product line did not generate any revenue in 1999 or 1998. The two segments have been Information aggregated because their long-term economic characteristics will be similar. The nature of the product, the production process, type of customer, and methods of distribution will also be similar. Additionally, there were no unallocated corporate expenses in 1999 and 1998.

                    The revenues for Xiox products are as follows:

                                                        1999          1998
                                                    ------------    ----------

                    Telephone management products   $ 3,522,869     3,224,959
                    Service and support               2,054,312     2,036,711
                                                    -----------    ----------

                         Total revenue              $ 5,577,181     5,261,670
                                                    ===========    ==========

                    The Company's assets are primarily located in the United States and are not allocated to any specific segment. The Company does not measure the performance of its segments based on any asset-based metrics; therefore, segment information is not provided for assets.

                    The Company has not separately reported segment information on a geographic basis, as international sales have not been material for 1999 and 1998.

                    The Company sells directly to end users, original equipment manufacturers, and through telephone dealer arrangements. In 1998, two customers accounted for 22% of the revenue and 44% of accounts receivable as of December 31, 1998. In 1999, the same two customers accounted for 18% of the revenue and 12% of accounts receivable as of December 31, 1999.

                        XIOX CORPORATION and SUBSIDIARIES

                   Notes to Consolidated Financial Statements


Transactions
with Related
Party


                    In 1991, the Company loaned $100,000 to an employee in return for a promissory note secured by a second deed of trust. The promissory note bears a stated interest rate of 9% with a due date, as amended, of 2001.

Employee
Benefit
Plans

                    The Company has adopted the Xiox Corporation Employee Profit Sharing Plan ("Plan"). The Plan covers all regular, full-time employees, excluding officers, who have been employed by Xiox continuously for a period of three months (six months if hired after June 30, 1997) during the plan year prior to the period of determination, and who are employees through the date of distribution. Distributions are determined based on certain arithmetic formulas included in the plan document and are ultimately at the discretion of the Board of Directors. The Company did not make any distributions under the Plan during 1999 or 1998.

                    The Company sponsors a defined contribution plan covering substantially all of the Company's employees. Under the plan, employees may elect to contribute up to 20% of their salaries, not to exceed an annual maximum of $10,000 in 1999. As the Company has no current plans to participate in a matching contribution program, no Company contributions were accrued or expensed during 1999 and 1998.

Auditors'
Report

                    The Board of Directors
                    Xiox Corporation and Subsidiaries:

                    We have audited the accompanying consolidated balance sheets of Xiox Corporation and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

                    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Xiox Corporation and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

                                                        KPMG LLP

                  Mountain View, California
                  February 11, 2000

Stock
Trading
Information

                    The Company's common stock is traded on the over-the-counter market on NASDAQ under the symbol XIOX. The Company completed its initial public offering on February 14, 1986. The quarterly high and low bid prices over the past two years were as follows:

                                                          High          Low
                                                          ----          ---

                            Fiscal 1999
                            -----------

                            Fourth Quarter                27.00         21.88
                            Third Quarter                 23.00         18.75
                            Second Quarter                18.75         13.50
                            First Quarter                 14.88          8.25

                            Fiscal 1998
                            -----------

                            Fourth Quarter                 8.62          6.25
                            Third Quarter                  7.75          5.25
                            Second Quarter                 6.00          5.25
                            First Quarter                  5.50          4.25


                    Bid Price Quotations are as reported by the National Association of Security Dealers, Inc. All bid prices reflect interdealer prices, without retail markup, markdown, or commission, and may not represent actual transactions.

                    As of December 31, 1999, there were approximately 56 stockholders of record and 325 beneficial stockholders of common stock of Xiox. The Company has never paid dividends and has no present plans to do so. On March 24, 2000, the closing bid price was $28.75 per share.

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
Robert W. Boyd
Vice President of Operations                                        TRANSFER AGENT

M. Sam Changizi                                                     Chase Mellon Shareholder Services
Vice President of E Commerce                                        Los Angeles, CA

Anthony DiIulio                                                     Wilson, Sonsini, Goodrich & Rosati
Vice President of Sales                                             650 Page Mill Road
                                                                    Palo Alto, CA  94304
Melanie D. Johnson
Vice President of Finance, Chief Financial                          INDEPENDENT ACCOUNTANTS
Officer, and Corporate Secretary                                    KPMG LLP
                                                                    500 E. Middlefield Rd.
Joseph Massey                                                       Mountain View, CA  94043
Vice President of Engineering
                                                                    FORM 10-KSB
Angelo A. Sallese Jr.                                               Stockholders will be provided, without
Vice President of Manufacturing                                     charge, a copy of Xiox's Form
                                                                    10-KSB Annual Report for 1999 upon
                                                                    written request to:
David Y. Schlossman
Vice President of Product Marketing                                           Xiox Corporation
                                                                              577 Airport Boulevard, Suite 700
Allan W. White                                                                Burlingame, CA 94010
Vice President of Marketing

                                                                    Visit our Web Site at:
                                                                    Http://www.xiox.com