Form 10KSB, Exhibit 13
period 2000-12-31
AT COMM CORP
filed 2001-04-02
CIK 782995

AT COMM CORPORATION

                               2000 ANNUAL REPORT






                  Exhibit 13.1 of 10-KSB for December 31, 2000

                   Management's Discussion and Analysis of Financial Condition
                                  and Results of Operations


                  This Annual Report to Stockholders contains forward-looking information that is based upon our current expectations. Actual results could differ materially for the reasons noted and due to other risks, including but not limited to those discussed under "Certain Risk Factors Which May Impact Future Operating Results and Market Price of Stock," commencing on page 4.

                  The following discussion and analysis for At Comm Corporation ("@Comm" or "the Company) should be read in conjunction with our audited consolidated financial statements and accompanying notes.

                  Revenues for the fiscal year ended December 31, 2000 decreased
Results of        by 10% or $539,183 to $5,037,998,  in contrast to revenues for
Operations        fiscal  year  ended  December  31,  1999  of  $5,577,181.  The decrease is attributable to decreased demand for telephone management products.

                  Product costs and operating expenses increased 76% or $10,987,574 to $25,385,981 in 2000, from $14,398,407 in 1999.
                  Loss from operations increased 131% or $11,526,757 to $20,347,983 from $8,821,226 during the same period. The loss was anticipated as we increased expenditures related to new product marketing and development. Comparisons of product costs and operating expenses as a percentage of revenues are summarized as follows:

                                                      Years Ended December 31,
                                                     --------------------------
                                                     2000                 1999
                                                     ----                 ----

                  Product costs                         56%                  44%
                  Research and development             251%                 141%
                  Sales and marketing                  104%                  41%
                  General and administrative            92%                  32%
                  Loss from operations               (404%)               (158%)

                  Product costs increased by 15% or $367,985 to $2,841,672 in 2000, versus product costs for 1999 of $2,473,687. As a percentage of revenues, product costs increased in 2000 to 56% from 44% in 1999, primarily as a result of changes in product mix and increases in labor costs.

                  Research  and  development   expenses  increased  to  251%  of
                  revenues in 2000 from 141% in 1999. This increase of $4,803,874 or 61%, from $7,843,563 in 1999 to $12,647,437 in
                  2000, was due to a planned increase in spending associated with the new product development.

                  Sales and marketing expenses increased 129% from $2,293,332 in 1999 to $5,245,333 in 2000. General and administrative expenses increased 160% from $1,787,825 to $4,651,539 in 1999 and 2000, respectively. Increases are primarily due to increased labor-related costs associated with the new product planning, business development, and administrative support.

                  Other income, net, increased by $354,047 in 2000, primarily due to the gain in foreign currency translation adjustments of $102,427 and an increase in investment income in 2000. Investment income increased to $588,693 from $219,565 in 1999 due to a higher available balance of cash in bank and cash equivalents.

                   Management's Discussion and Analysis of Financial Condition
                                  and Results of Operations


Liquidity         As of  December  31,  2000,  the  Company  had  cash  and cash
And               equivalents   of  $8,259,487   and  net  working   capital  of
Capital           $5,924,391,   compared  to  cash  and  cash   equivalents   of
                  $7,844,328  and  net  working  capital  of  $6,390,853  as  of
                  December 31, 1999.  During 2000 and 1999, the Company expended
                  $4,112,368   and   $902,873,   respectively,   for   property,
                  equipment, and purchased software. Net cash used in operations increased 150% or $10,655,950 to $17,774,531 in 2000, from
                  $7,118,581 in 1999.

                  The Company maintained a $1,000,000 line of credit collateralized by eligible accounts receivable. This line of credit expired in May 2000 and was not renewed by the Company. The Company will negotiate new terms with the bank when deemed necessary.

                  During 1999, the Company raised approximately $7,500,000 through the issuance of the Company's Series B preferred stock to support the development of our new product line, which will address the combined telecom and datacom markets. The Series B preferred stock is convertible into common stock on a 1:1 basis, subject to certain antidilution provisions, on the date of issuance. The purchase price of the Series B preferred stock was less than the prevailing market price of the Company's common stock resulting in a beneficial conversion feature of $2,132,812.

                  A second closing occurred on February 7, 2000, in which an additional $12,900,000 of Series B preferred stock was sold to Flanders Language Valley and other private investors. A total of 645,000 shares of Series B preferred stock were sold at a purchase price of $20.00 per share. This was the second and final closing of a $20,400,000 sale of 1,020,000 shares of Series B preferred stock. The second closing was completed on the same terms as the first closing following an amendment to the Stock Purchase and Investor Rights Agreement dated December 30, 1999. The purchase price of the second closing of the Series B preferred stock was less than the prevailing market price of our common stock resulting in a beneficial conversion feature of $5,482,500.

                  On December 21, 2000, the Company entered into a Stock Purchase and Investor Rights Agreement with private investors for the private placement of $9,000,000 of Series C preferred stock. A total of 600,303 shares of Series C preferred stock were sold under the Agreement at a purchase price of $15.00 per share. The Series C preferred stock is convertible into common stock on a 1:1 basis subject to certain antidilution provisions. The purchase price of the Series C preferred stock was less than the prevailing market price of our common stock resulting in a beneficial conversion feature of $1,123,210.

                  The beneficial conversion features are reflected in the accompanying statements of operations for the years ended December 31, 2000 and 1999, as an increase in net loss applicable to common shareholders of $6,605,710 and $2,132,812, respectively.

                  In connection with our new product line, we have committed to fund @Comm Flanders N.V., our 94.9% owned subsidiary, with approximately $800,000 in 2001.

                   Management's Discussion and Analysis of Financial Condition
                                  and Results of Operations


Certain Risk      We operate in a rapidly  changing  environment that involves a
Factors           number of risks,  some of which are  beyond our  control.  The
Which May         following  discussion  highlights  some of these risks and the
Impact            possible  impact  of  these  factors  on  future  consolidated
Future            results of operations and the market price of our stock.
Operating
Results and       The   forward-looking   statements  included  in  Management's
Market Price      Discussion and Analysis of Financial  Condition and Results of
of Stock          Operations,  which reflect management's best judgment based on factors known, involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including but not limited to those discussed below.
                  Forward-looking information we provide should be evaluated in the context of these factors.

                  If we do not receive additional funding for our new product line, our business may be adversely affected. In 1997, we began a significant development effort on a new product line, our Town Square Communications System, that addresses the combined telephone and data markets. Although we have received, since 1997, approximately $41.9 million in funding for this development effort, we will require substantial additional funding before the new product line returns a profit. The additional funding will be used for marketing, continued engineering, sales, working capital, and to fund research and development activities. We cannot be certain that we will be able to obtain the additional required funding, or that the new product line will become profitable. Moreover, the introduction of the new product line may result in a new group of competitors.

                  We cannot assure you that a market for our Town Square Communications System product line will develop. Although we believe that our Town Square family of products and services, which combine voice, data, and Internet communications services, will provide our small and medium enterprise and branch office customers with a cost-effective, adaptable solution to their telecommunications needs, we cannot assure you that a market for our equipment and services will develop. Among the factors which may impede market acceptance of our equipment and services are:

                    o    pricing competition from our competitors;

                    o quality and reliability of our Town Square hardware and software;

                    o    possible advances in technology by our competitors; and

                    o consumer awareness of our Town Square Communications System product line as an acceptable, low-cost alternative to traditional voice and data network systems.

                  Differing sales cycles may cause our operating revenues to fluctuate, which may lower our stock price. Our quarterly revenues are likely to fluctuate significantly in the future due to a number of factors that affect telecommunications management companies, many of which are outside our control. Factors that could affect our revenue include:

                    o variations in the timing of orders and shipments of our products;

                    o    variations in the size of the orders for our products;

                    o    new product introductions by our competitors; and

                    o    delays in introducing new products.

                  Our stock price may be volatile, and you may not be able to sell the shares at or above the price you paid to purchase them. The trading price of our common stock may be highly volatile and could fluctuate in response to a variety of factors that affect telecommunications management companies, including the following:

                   Management's Discussion and Analysis of Financial Condition
                                  and Results of Operations

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

                  In addition, our stock is commonly described as "thinly traded stock" because our average daily trading volume (approximately 7,000 shares) is very low in comparison to other publicly traded companies. The price of a thinly traded stock like ours may fluctuate sharply whenever the volume of trades exceeds the average volume. The dollar amount of the trades that would trigger those fluctuations is low in comparison to the dollar amount that would trigger similar fluctuations in the stock price of companies with a higher average trading volume.

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

                  Most of our competitors have more resources than we do, which may harm our ability to compete effectively with them. Most of our competitors, as well as many potential competitors, have substantially greater financial, marketing and technology resources than we do. MDR Switchview, ISI-Infortext, and Nortel Networks Corporation are our major competitors in our Xiox Telemanagement Systems product line. Based on industry sources, we believe that both MDR Switchview and ISI-Infortext, which are privately held, have revenues that are at least twice as large as our revenues. Nortel Networks Corporation, a public company, reported 2000 fiscal year revenues of approximately $30 billion. Avaya, Inc, 3Com Corporation, Toshiba Corporation, and Nortel Networks Corporation are our major competitors in our Town Square Communications Systems product line. All four are public companies with reported 2000 fiscal year revenues of approximately $8 billion, $4 billion, $54 billion, and $30 billion, respectively. In each case, we believe our competitors have marketing and technological resources commensurate with their revenues. We cannot be certain that we will be able to compete successfully against either current or potential competitors or that competition will not have a material adverse effect on our business, consolidated results of operations, and financial condition.

                   Management's Discussion and Analysis of Financial Condition
                                  and Results of Operations


                  If we lose the business of our largest customers, our revenues may decrease and our business may suffer. Two customers accounted for 19% of our revenue during 2000, and the same two customers accounted for 23% of our revenue during fiscal year 1999. The loss or serious reduction in business from these customers could have a material adverse effect on our business, consolidated results of operations, and financial condition in future periods. Subsequent to year end, a relationship was terminated with one of our major customers. Revenues are expected to be less in fiscal year 2001 than historical revenues from this customer in fiscal year 2000.

                  If we lose our ability to sell our products through our network of value-added resellers (VARs), our revenues may decrease and our business may suffer. We sell our products primarily through our network of authorized VARs. Like other companies that sell products through a network of authorized VARs, our ability to effectively distribute our products depends in part upon the financial and business conditions of our distribution network, which is outside of our control. The loss of or a significant reduction in business with any one of our major VARs could have a material adverse effect on our business, consolidated results of operations, and financial condition.

                  We may not be able to expand our sales and distribution channels, which would harm our ability to generate revenue. We believe that our future success is dependent upon our ability to continue to expand our sales force and establish successful relationships with a variety of international and domestic carriers, local competitive access carriers, data and voice communication VARs, and selected PC manufacturers. If we are not able to increase our direct sales staff and channel distribution partners, we will not be able expand our business. We cannot be certain that we will be able to reach agreement with additional channel distribution partners on a timely basis or at all, or that these channel distribution partners will devote adequate resources to marketing, selling and supporting our products. Our inability to generate revenue from our sales offices and channel distribution partners may harm our business, financial condition and results of operations.

                  If we do not increase our sales, our revenues may decrease and our business may suffer. Our future success, like the success of other telecommunications companies, will depend on deriving a substantial portion of our revenues from sales of our products to new customers as well as upgrades and support to existing customers. As a result, any factor adversely affecting these sales, including market acceptance, product performance and reliability, reputation, price competition and competing products, as well as general economic and market conditions, could have a material adverse effect on our business, consolidated results of operations, and financial condition.

                  Our future ability to generate sales may depend on the interoperability of our equipment with those of other vendors. Our open, standards-based Town Square system is designed to interface with support applications and devices from third party vendors in order to allow our customers to take advantage of newer technology and support additional users without the need to replace the entire system. If third party applications and devices are not interoperable with our Town Square system, our customers may seek other communications network solutions that can provide product interoperability. This could seriously harm our business and financial condition.

                  If our software products contain errors or defects, our revenues may decrease and our business may suffer. The software products we offer, like many software products, are

                   Management's Discussion and Analysis of Financial Condition
                                  and Results of Operations


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

                  If we encounter delays or difficulties in developing our products, our revenue may decrease and our business may suffer. Delays or difficulties in the execution of product development may occur within any telecommunications management company, including At Comm. These delays or difficulties may result in the cancellation of planned development projects and could have a material and adverse effect on our business, consolidated results of operations, and financial condition.

                  If we do not manage our inventory levels to minimize excess inventory, we may incur additional costs and our business may be adversely affected. Inventories increased significantly during fiscal 2000. The increase reflected purchased parts and components to support our new product line. Inventory management remains an area of focus as we balance the need to maintain strategic inventory levels to ensure competitive lead times with the risk of inventory obsolescence due to rapidly changing technology and customer requirements.

                                          AT COMM CORPORATION AND SUBSIDIARIES
                                              Consolidated Balance Sheets
                                                                                    December 31,
                                                                          2000                          1999
                                                               ---------------------------     ------------------------
Assets
Current assets:
    Cash & cash equivalents                                    $                8,259,487      $             7,844,328
    Accounts receivable, net of allowance for
    doubtful accounts of $184,369 and $123,433 as
    of December 31, 2000 and 1999, respectively                                 1,706,308                      892,816
    Inventories                                                                 2,236,403                      384,370
    Prepaid expenses and other assets                                             534,532                      146,198
                                                               ---------------------------     ------------------------

          Total current assets                                                 12,736,730                    9,267,712

Property, equipment and software, net                                           4,794,137                    1,828,108
Notes receivable                                                                       --                      100,000
Deposits & other assets                                                           283,025                      342,060
                                                               ---------------------------     ------------------------
                    Total Assets                               $               17,813,892      $            11,537,880
                                                               ===========================     ========================

Liabilities and Stockholders' Equity
Current liabilities:
    Accounts payable                                           $                   47,834      $               297,959
    Accrued expenses                                                            4,248,363                      594,341
    Accrued compensation                                                          984,278                      395,289
    Purchase deposits                                                               4,308                       34,330
    Deferred revenue                                                            1,510,615                    1,536,161
    Notes payable                                                                      --                        3,444
    Capital lease                                                                  16,941                       15,335
                                                               ---------------------------     ------------------------

          Total current liabilities                                             6,812,339                    2,876,859

Capital lease - net of current portion                                              7,622                       22,990
                                                               ---------------------------     ------------------------

                    Total Liabilities                                           6,819,961                    2,899,849
                                                               ---------------------------     ------------------------

Minority interest                                                                  78,337                      105,913

Stockholders' equity:

    Convertible  preferred stock,  $0.01 par value;  10,000,000 shares authorized;  1,416,803 and 2,102,989 shares issued
      and  outstanding  as  of  December  31,  2000  and  1999,
      respectively;   aggregate   liquidation   preference   of
      $25,334,545  and  $16,139,945 as of December 31, 2000 and
      1999 respectively                                                            14,168                       21,030
    Common  stock,  $0.01 par;  50,000,000  shares  authorized;
      5,420,659 and 3,403,914  shares issued and outstanding as
      of December 31, 2000 and 1999, respectively                                  54,206                       34,039
    Additional paid-in capital                                                 47,554,336                   25,238,941
    Deferred  stock-based compensation                                           (107,513)                      (5,066)
    Accumulated other comprehensive loss                                         (292,899)                    (165,703)
    Accumulated deficit                                                       (36,306,704)                 (16,591,123)
                                                               ---------------------------     ------------------------
      Total stockholders' equity                                               10,915,594                    8,532,118
                                                               ---------------------------     ------------------------

      Total Liabilities and Stockholders' Equity               $               17,813,892      $            11,537,880
                                                               ===========================     ========================

See accompanying notes to consolidated financial statements.

                                          AT COMM CORPORATION AND SUBSIDIARIES
                                         Consolidated Statements of Operations
                                                                              Years Ended December 31,
                                                                         2000                           1999
                                                               ---------------------------     ------------------------
   Revenues                                                    $                5,037,998      $             5,577,181
                                                               --------------------------      ------------------------

   Product costs                                                                2,841,672                    2,473,687
   Research and development                                                    12,647,437                    7,843,563
   Sales and marketing                                                          5,245,333                    2,293,332
   General, administrative and other                                            4,651,538                    1,787,825
                                                               ---------------------------     ------------------------

                                                                               25,385,981                   14,398,407
                                                               ---------------------------     ------------------------

   Loss from operations                                                       (20,347,983)                  (8,821,226)

   Other income, net                                                              687,646                      333,599
                                                               ---------------------------     ------------------------

          Loss before income taxes                                            (19,660,337)                  (8,487,627)

   Income taxes                                                                    55,244                       17,652
                                                               ---------------------------     ------------------------

          Net loss                                                            (19,715,581)                  (8,505,279)

   Preferred stock beneficial conversion
      rights                                                                    6,605,710                    2,132,812
                                                               ---------------------------     ------------------------

   Net loss applicable to common stockholders                  $              (26,321,291)     $           (10,638,091)
                                                               ===========================     ========================

   Per share information:

   Basic and diluted net loss per share                        $                    (5.59)     $                 (3.22)
                                                               ===========================     ========================

   Shares used in computing basic and diluted net
   loss per share                                                               4,711,773                    3,308,864
                                                               ===========================     ========================

See accompanying notes to consolidated financial statements.

                              ATCOMM CORPORATION AND SUBSIDIARIES
             Consolidated Statements of Stockholders' Equity and Comprehensive Loss

                                      Convertible
                                    Preferred Stock           Common Stock           Paid-in
                                   Shares     Amount       Shares        Amount      Capital
                                  -------------------------------------------------------------

Balance as of December 31, 1998   1,877,989   18,780     3,177,387       31,774    17,597,829
Net loss                              -         -            -             -            -
Other comprehensive
  loss, net of tax:
        foreign currency
        translation adjustments       -         -            -             -            -

Comprehensive loss

Issuance of Series B convertible
  preferred stock, net of
  issuance costs of $34,500         375,000    3,750         -             -        7,461,750
Amortization of stock-based
  compensation                        -         -            -             -            -
Stock options exercised               -         -           72,884          729       212,204
  Conversion of Series A
  preferred stock to common
  stock                            (150,000)  (1,500)      150,000        1,500         -
Common shares repurchased             -          -          (1,888)         (19)      (32,785)
Conversion of warrants to
    common stock                      -          -           5,531           55           (57)
                                  -------------------------------------------------------------
Balance as of December 31, 1999   2,102,989   21,030     3,403,914       34,039    25,238,941
                                  -------------------------------------------------------------

Net loss                              -         -            -             -            -
Other comprehensive
  loss, net of tax:
        foreign currency
        translation adjustments       -         -            -             -            -

Comprehensive loss

Issuance of Series B preferred
  stock, net of issuance costs of
  $41,992                           645,000    6,450         -             -       12,851,558
Issuance of Series C preferred
  stock, net of issuance costs of
  $43,854                           600,303    6,003         -             -        8,954,688
Employee stock-based compensation     -         -            -             -          208,067
Amortization of stock-based
  compensation                        -         -            -             -            -
Stock options exercised               -         -           81,244          812       330,459
Conversion of Series A/B
  preferred stock to common
  stock                          (1,931,489) (19,315)    1,931,489       19,315         -
Common shares repurchased             -         -           (1,011)         (10)      (29,309)
Conversion of warrants to common
  stock                               -         -            5,023           50           (68)
                                  -------------------------------------------------------------
Balance as of December 31, 2000   1,416,803   14,168    25,420,659       54,206    47,554,336
                                  -------------------------------------------------------------





                              ATCOMM CORPORATION AND SUBSIDIARIES
             Consolidated Statements of Stockholders' Equity and Comprehensive Loss


                                                               Accumulated
                                    Deferred                      Other
                                  Stock- Based  Comprehensive Comprehensive  Accumulated
                                  Compensation      Loss          Losses       Deficit       Total
                                 ----------------------------------------------------------------------
Balance as of December 31, 1998      (8,265)                     (17,644)    (8,085,844)   9,536,630
Net loss                                -         (8,505,279)        -       (8,505,279)  (8,505,279)
Other comprehensive
  loss, net of tax:
        foreign currency
        translation adjustments         -           (148,059)   (148,059)         -         (148,059)
                                                --------------
Comprehensive loss                                (8,653,338)
                                                ==============
Issuance of Series B convertible
  preferred stock, net of
  issuance costs of $34,500             -             -              -             -        7,465,500
Amortization of stock-based
  compensation                        3,199           -              -             -            3,199
Stock options exercised                 -             -              -             -          212,933
  Conversion of Series A
  preferred stock to common
  stock                                 -             -              -             -            -
Common shares repurchased               -             -              -             -         (32,804)
Conversion of warrants to
    common stock                        -             -              -             -              (2)
                                 ----------------------------------------------------------------------
Balance as of December 31, 1999      (5,066)                    (165,703)   (16,591,123)   8,532,118
                                 ----------------------------------------------------------------------

Net loss                                -        (19,715,581)        -      (19,715,581) (19,715,581)
Other comprehensive
  loss, net of tax:
        foreign currency
        translation adjustments         -           (127,196)   (127,196)          -        (127,196)
                                                --------------
Comprehensive loss                               (19,842,777)
                                                ==============
Issuance of Series B preferred
  stock, net of issuance costs of
  $41,992                               -             -              -             -      12,858,008
Issuance of Series C preferred
  stock, net of issuance costs of
 $43,854                                -             -              -             -       8,960,691
Employee stock-based compensation  (208,067)          -              -             -            -
Amortization of stock-based
  compensation                      105,620           -              -             -         105,620
Stock options exercised                 -             -              -             -         331,271
Conversion of Series A/B
  preferred stock to common
  stock                                 -             -              -             -             -
Common shares repurchased               -             -              -             -         (29,319)
Conversion of warrants to common
  stock                                 -             -              -             -             (18)
                                 ----------------------------------------------------------------------
Balance as of December 31, 2000    (107,513)                    (292,899)   (36,306,704)  10,915,594
                                 ----------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

                                              10

                                            AT COMM CORPORATION AND SUBSIDIARIES
                                            Consolidated Statements of Cash Flows

                                                                                      Years Ended December 31,
                                                                                 2000                          1999
                                                                        -----------------------       -----------------------
Cash flows from operating activities:
Net loss                                                                $         (19,715,581)                   (8,505,279)

Adjustments to reconcile net loss to net cash used in operations:
       Depreciation and amortization                                                1,140,190                       566,959
       Amortization of stock-based compensation                                       105,620                         3,199
       Minority interest in net loss                                                  (20,658)                      (14,286)
       Foreign currency translation adjustments                                      (102,427)                     (114,718)

       Changes in operating assets and liabilities:
            Accounts receivable, net                                                 (813,492)                     (178,616)
            Notes receivables                                                         100,000                            --
            Inventories                                                            (1,852,033)                       48,780
            Prepaid expenses, deposits and other assets                              (348,223)                      (75,783)
            Accounts payable and accrued expenses                                   3,995,708                       495,589
            Purchase deposits                                                         (30,022)                       (8,051)
            Deferred revenue                                                          (25,546)                      663,625
                                                                        -----------------------       -----------------------

Net cash used in operations                                                       (17,566,464)                   (7,118,581)
                                                                        -----------------------       -----------------------

Cash flows from investing activities-
        acquisition of property, equipment and purchased software                  (4,112,368)                     (902,875)

Cash from financing activities:
       Repayment of capital lease obligation                                          (13,762)                       (8,111)
       Repayment of borrowings                                                         (3,444)                      (40,585)
       Proceeds from sale of common stock, net                                        301,952                       180,129
       Proceeds from sale of preferred stock and warrants for                      21,818,681                     7,465,500
          common stock
                                                                        -----------------------       -----------------------

Net cash provided by financing activities                                          22,103,427                     7,596,933
                                                                        -----------------------       -----------------------

Effect of exchange rate changes on cash                                                (9,436)                       (3,400)
                                                                        -----------------------       -----------------------

Net (decrease) increase in cash & cash equivalents                                    415,159                      (427,923)

Beginning cash and cash equivalents                                                 7,844,328                     8,272,251
                                                                        -----------------------       -----------------------

Ending cash and cash equivalents                                        $           8,259,487                     7,844,328
                                                                        =======================       =======================


                                                                                    (continued)


                                                             11

                                             AT COMM CORPORATION AND SUBSIDIARIES
                                       Consolidated Statements of Cash Flows, continued


                                                                                     Years Ended December 31,
                                                                                 2000                         1999
                                                                        -----------------------      -----------------------
Supplemental cash flow information:
       Interest paid                                                    $               3,712                         5,289
                                                                        =======================      =======================
       Income taxes paid                                                               36,673                        17,652
                                                                        =======================      =======================


Non-cash investing and financing activities:

      Assets acquired under capital leases                                                 --                        47,993
                                                                        =======================      =======================


     Shares issued on stock options exercised in
         exchange for surrender of common stock                                        29,319                        32,804
                                                                        =======================      =======================

     Shares issued in exchange for warrants                                            12,993                        21,655
                                                                        =======================      =======================

     Conversion of preferred stock to common stock                                     19,315                         1,500
                                                                        =======================      =======================

     Beneficial conversion rights in connection
         with issuance of preferred stock.                                          6,605,710                     2,132,812
                                                                        =======================      =======================

     Deferred stock-based compensation additions                        $             208,067                            --
                                                                        =======================      =======================



See accompanying notes to consolidated financial statements.

                                                             12

                               AT COMM CORPORATION AND SUBSIDIARIES

                            Notes to Consolidated Financial Statements


Summary of           AtComm   Corporation   ("the   Company")   is  a   Delaware
Significant          corporation engaged in developing, producing, and marketing
Accounting           integrated voice and data communication systems,  telephone
Policies             management systems and call accounting systems. The Company manufactures and sells products primarily through VARs located in the United States.

                     Principles of Consolidation

                     The consolidated financial statements of the Company include the accounts of its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

                     Revenue Recognition and Deferred Revenue

                     The Company derives its revenue from sales of integrated voice and data communication systems, telephone management systems, call accounting systems and related customer maintenance and support, which is primarily technical support and general upgrades. System sales are generally made through VARs. The Company also provides services through its rate tariff table subscriptions.

                     The Company recognizes revenue in accordance with American Institute of Certified Public Accountants (AICPA) Statement of Position (SOP) 97-2, "Software Revenue Recognition", as amended by SOP 98-9. SOP 97-2, as amended, specifies that in order to recognize revenue on sales of software systems, evidence of an arrangement must exist, delivery must have occurred, the fee must be fixed or determinable, and collection must be probable. SOP 97-2 also requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair values of the elements. Fair value must be specific to the vendor and can generally be established only if an element is sold separately.

                     The Company's revenue from system sales is generally recognized when evidence of the arrangement exists, delivery has occurred, the fee is fixed or determinable, and collection is probable. At Comm accrues related product return reserves and warranty at the time of sale. A limited warranty is provided on At Comm products for period of approximately twelve months.

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

                     The Company adopted the Securities and Exchange  Commission
                     (SEC) Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" (SAB No. 101) in the fourth quarter of 2000. The application of SAB No. 101 did not have a material effect on the business, results of operations, or financial condition of At Comm Corporation.

                               AT COMM CORPORATION AND SUBSIDIARIES

                            Notes to Consolidated Financial Statements


                     Cash and Cash Equivalents

                     Cash and cash equivalents include cash on hand or held in banks, and short-term investments with remaining maturities of less than three months at date of purchase. This consists primarily of high-quality money market instruments, commercial paper, and certificates of deposit in the amount of $8,259,487 and $7,844,328 as of December 31, 2000 and 1999, respectively.

                     Business and Credit Concentrations

                     Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents, and trade accounts receivable. Cash and cash equivalents are managed by recognized financial institutions which follow the Company's investment policy. The Company generally does not require collateral for sales on credit. The Company closely monitors extensions of credit and has not experienced significant credit losses in the past.

                     Inventories

                     Inventories are stated at the lower of first-in, first out cost or market.

                     Property, Equipment and Purchased Software

                     Property, equipment, and purchased software are stated at cost. Depreciation and amortization is computed using the straight line method over the estimated useful lives of the assets, generally three to five years. Leasehold improvements are amortized using the straight line method over the shorter of the term of the lease or economic useful life of the improvement. Purchased software with a benefit extending beyond one year is capitalized. Purchased software is stated at cost and amortized using the straight line method over the period of benefit, generally three years.

                     Fair Value of Financial Instruments

                     The fair value of the Company's cash equivalents, accounts receivable, notes receivable, accounts payable, and notes payable approximate their respective carrying amounts due to the relative short term maturity of these instruments.

                     Software Development Costs

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

                               AT COMM CORPORATION AND SUBSIDIARIES

                            Notes to Consolidated Financial Statements


                     Stock-Based Compensation

                     The Company accounts for stock-based awards to employees using the intrinsic value method in accordance with Accounting Principles Board (APB) No. 25, "Accounting for Stock Issued to Employees", and related interpretations.

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

                     Net loss applicable to common shareholders used to calculate basic net loss per common share was identical to net loss applicable to common shareholders used to calculate diluted net loss per share for both years presented. Excluded from the computation of diluted loss per common share for 2000 are warrants to acquire 59,000 shares of common stock, 1,416,803 shares of preferred stock which are generally convertible to common stock on a one-to-one basis, and 1,084,930 shares attributed to stock options outstanding, because their effect would be antidilutive. Excluded from the computation of diluted loss per common share for 1999 are warrants to acquire 40,000 shares of common stock, 2,102,989 shares of preferred stock which are generally convertible to common stock on a one-to-one basis, and 870,127 shares attributed to stock options outstanding, because their effect would be antidilutive.

                     Foreign Currency Translation

                     The functional currency of the Company's foreign subsidiary is the local currency of the country in which it is located. Assets and liabilities are translated at the current exchange rate at the balance sheet date. Revenues and expenses are translated using the average exchange rate during the period.

                     Use of Estimates

                     The preparation of the consolidated financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from such estimates.

                     Impairment of Long-Lived Assets

                     The Company reviews property, equipment, and purchased software for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of property, equipment, and purchased software is measured by comparison of its carrying amount to future net cash flows the property, equipment, and purchase software is expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the property, equipment, and purchase software exceeds its fair market value. To date, no adjustments to the carrying value of the Company's long-lived assets have been required.

                               AT COMM CORPORATION AND SUBSIDIARIES

                            Notes to Consolidated Financial Statements


                     Recent Financial Accounting Pronouncements

                     In June 1998,  the  Financial  Accounting  Standards  Board
                     (FASB) issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133, as amended by SFAS Nos. 137 and 138, establishes accounting and reporting standards for derivative financial instruments and hedging activities and requires the Company to recognize all derivatives as either assets or liabilities on the balance sheet and measure them at fair value. Gains and losses resulting from changes in fair value would be accounted for depending on the use of the derivative and whether it is designated and qualifies for hedge accounting. The Company will be required to implement SFAS No. 133 during its fiscal year 2001. The Company does not expect that the adoption of SFAS No. 133 will have a material effect on its consolidated financial statements.

Inventories          As of December 31, 2000 and 1999,  inventories consisted of the following:


                                                            2000          1999
                                                     ------------    ----------

                     Purchased parts and components  $ 1,637,465     $ 172,677
                     Work in process                      15,846        74,745
                     Finished goods                      583,092       136,948
                                                     ------------    ----------

                                                     $ 2,236,403     $ 384,370
                                                     ============    ==========

Property,            Property,  equipment and purchased  software as of December
Equipment and        31 consisted of the following:
Purchased Software


                                                            2000           1999
                                                     ------------   ------------

                     Office equipment                $ 4,417,870    $ 2,583,828
                     Furniture and fixtures              635,249        443,018
                     Leasehold improvements              479,823        336,501
                     Purchased software                1,155,005        552,691
                     Construction-in-progress          1,334,310             --
                                                     ------------   ------------
                                                       8,022,257      3,916,038
                     Less accumulated depreciation
                         and amortization              3,228,120      2,087,930
                                                     ------------   ------------

                                                     $ 4,794,137    $ 1,828,108
                                                     ============   ============

                     Construction-in-progress primarily included the Company's new accounting software. There was approximately $368,000 committed for future purchases as of December 31, 2000. The implementation is expected to be completed in 2001.

Deposits and         Deposits  and other  assets as of December 31  consisted of
Other Assets         the following:


                                                           2000            1999
                                                     -----------     -----------

                     Prepaid royalty payments        $  255,041      $  273,572
                     Other                               27,984          68,488
                                                     -----------     -----------

                                                     $  283,025      $  342,060
                                                     ===========     ===========

                               AT COMM CORPORATION AND SUBSIDIARIES

                            Notes to Consolidated Financial Statements


                     The Company amortizes prepaid royalty payments based on the number of units sold.

Bank Line            The  Company   maintained  a  $1,000,000   line  of  credit
of Credit            collateralized by eligible accounts  receivable.  This line of credit expired in May 2000 and was not renewed by the Company. The Company will negotiate new terms with the bank when deemed necessary.

Operating Leases     The  Company  leases  approximately  13,168  square feet of office  space for their  principal  offices at 577  Airport
                     Boulevard,  Suite  700,  Burlingame,  California,  under  a
                     seven-year   lease  that  expires  on  July  31,  2007.  In
                     addition,   the  Company   leases  29,607  square  feet  of
                     multi-use   space  at  150  Dow  Court,   Manchester,   New
                     Hampshire,  under a seven-year  lease that expires  January
                     31, 2005. The Company also leases a 692 square-foot facility at 8010 East McDowell Road, Scottsdale, Arizona, under a month-to-month lease, which expires March 31, 2001 and will not be renewed. Additionally, the Company leases a 1,384 square-foot office at Flanders Language Valley 64,
                     Ieper, Belgium. The total monthly payments is approximately
                     $77,000 as of December 31, 2000. Future rental payments will gradually increase in accordance with the rental agreements.

Commitments          Future  minimum lease  payments in excess of one year as of
                     December 31, 2000 were as follows:


                     Year ended December 31:                     Rental Payments

                     -------------------------------             ---------------

                     2001                                            $   931,348
                     2002                                                930,399
                     2003                                                928,490
                     2004                                                944,292
                     2005                                                708,890
                     Thereafter                                        1,116,646
                                                                 ---------------

                                                                    $  5,560,065
                                                                 ===============

                     Total rent expense incurred on the Company's operating leases was approximately $649,000 for the year ended December 31, 2000, and $378,000, net of sublease income of $29,587 for the year ended December 31, 1999. Future lease obligations are subject to cost-of-living adjustments beginning February 1, 2001.

                     In September 2000, the Company entered into an agreement with the landlord for certain leasehold improvements at the Manchester, New Hampshire facility. The leasehold improvements were completed in January 2001, at which time the Company executed a note in the amount of $226,800, which accrued interest at a rate of 12% per annum. This note is payable in 49 equal monthly installment payments of $5,877 beginning in January 2001. The Company did not consider the work-in-progresss as of December 2000 to be significant, therefore, the amount was not accured.

                               AT COMM CORPORATION AND SUBSIDIARIES

                            Notes to Consolidated Financial Statements


Taxes The provision for income taxes in 2000 and 1999 consisted entirely of current state income taxes.

                     The  provision  for income  taxes  differs from the amounts computed  by applying  the U.S.  federal tax rate of 34% to the Company's income before income taxes as a result of the following:
                                                              2000            1999
                                                           ------------   ------------
                     Tax provision benefit                 $(6,685,000)   $(2,885,793)
                     Net operating losses and
                          temporary differences for
                          which no benefit was realized      8,136,180      3,482,283
                     State income taxes, net of
                          Federal income tax benefit          (944,000)      (329,084)
                     Research and development tax credits     (413,000)      (345,770)
                     Other, net                                (38,936)        96,016
                                                           ------------   ------------

                     Provision for income taxes            $    55,244    $    17,652
                                                           ============   ============

                     The tax effect of temporary  differences  that give rise to
                     significant   portions  of  the  deferred  tax  assets  and
                     liabilities  as of  December  31, 2000  and  1999,  were as follows:
                     Deferred tax assets:                                     2000            1999
                                                                          ------------    ------------
                     Reserves and accruals                                $ 1,080,000     $   767,463
                     Capitalized research and development costs               602,300         518,842
                     Net operating loss carry-forwards                     12,200,000       4,904,276
                     Research tax credits and other                         1,186,000         741,539
                                                                          ------------    ------------

                     Total gross deferred tax asset                        15,068,300       6,932,120
                     Less valuation allowance                             (15,068,300)     (6,932,120)
                                                                          ------------    ------------

                     Net deferred tax asset                               $         -     $         -
                                                                          -------------   -------------

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

                               AT COMM CORPORATION AND SUBSIDIARIES

                            Notes to Consolidated Financial Statements


                     For the years ended December 31, 2000 and 1999, the Company has federal net operating losses of $32,000,000 and $13,500,000, respectively, which will expire during the years 2000 through 2020. For the years ended December 31, 2000 and 1999, the Company has California net operating losses of $3,300,000 and $600,000, respectively, which will expire through the years 2004 and 2005.

                     The Company also has available federal research tax credit carryforwards of $1,100,000 and $690,000 as of December 31, 2000 and 1999. If not utilized the federal credits will expire from the years 2005 through 2020. The Company also has available California research tax credit carryovers of $125,000 and $90,000 as of December 31, 2000 and 1999,
                     respectively.

Stockholders'        During   December,   1999,  the  Company  entered  into  an
Equity               agreement in which  $7,500,000 of Series B preferred  stock was sold to the investors. A total of 375,000 shares of Series B preferred stock were sold under the agreement at a purchase price of $20.00 per share. The Series B preferred stock is convertible into common stock on a 1:1 basis subject to certain antidilution provisions. The purchase price of the Series B preferred stock was less than the prevailing market price of the Company's common stock resulting in a beneficial conversion feature of $2,132,812.

                     A second closing occurred on February 7, 2000, in which an additional $12,900,000 of Series B preferred stock was sold to Flanders Language Valley, an affiliate of the Company and other private investors. A total of 645,000 shares of Series B preferred stock were sold at a purchase price of $20.00 per share. This was the second and final closing of a $20,400,000 sale of 1,020,000 shares of Series B preferred stock. As a result of the second closing, a beneficial conversion right of $5,482,500 is recorded. The second closing was completed on the same terms as the first closing following an amendment to the Stock Purchase and Investor Rights Agreement dated December 30, 1999.

                     The Series B preferred stock bears non-cumulative dividends at an annual rate of six percent (6%) payable if and when declared by @Comm. The conversion rate of the Series B preferred stock will be adjusted on a weighted average basis if @Comm issues common stock at a price less than the then-effective conversion price, other than issuances pursuant to incentive stock arrangements approved by the Board of Directors. In the event of a liquidation, dissolution, or winding up of @Comm, the holders of the Series B preferred stock will receive, prior to any distribution to the holders of the common stock, a liquidation preference entitling them to receive an amount equal to the purchase price of the Series B preferred stock plus any declared but unpaid dividends. Each share of the Series B preferred stock has the number of votes equal to the number of shares of common stock then issuable upon its conversion into common stock. Although the holders of the Series B preferred stock will generally vote together with the common stock and not as a separate series, the consent of the holders of two-thirds of the outstanding shares of Series B preferred stock is required to: (1) alter or change any of the powers, preferences, privileges, or rights of the Series B preferred stock; (2) create any new class or series of shares having preferences prior to the Series B preferred stock in any manner, including, without limitation, as to dividends or liquidation; (3) take any action that reclassifies any outstanding shares into shares having preferences prior to the Series B preferred stock in any manner, including, without limitation, as to dividends or liquidation; or (4) alter or change @Comm's Certificate of Incorporation in a manner that adversely affected the rights of the Series B

                               AT COMM CORPORATION AND SUBSIDIARIES

                            Notes to Consolidated Financial Statements


                     preferred stock. The holders of the Series B preferred stock have been granted certain registration rights and information rights, including the right to be notified in advance of certain corporate events. Each holder of Series B preferred stock has certain rights to maintain its percentage ownership of @Comm's outstanding voting securities (on an as converted basis). Each holder of the Series B preferred stock has rights of first refusal regarding new issuances of securities by @Comm.

                     On December 21, 2000, the Company entered into a Stock Purchase and Investor Rights Agreement (the Agreement) with private investors for the private placement of a total of $9,000,000 million of our Series C preferred stock. A total of 600,303 shares of Series C preferred stock were sold under the Agreement at a purchase price of $15.00 per share, including 378,000 shares sold to Rennes Foundation, 100,000 shares to Flanders Language Valley Fund CVA, an affiliate of the Company, and 33,334 shares to Edmund Shea and Mary Shea Real Property Trust, a holder of greater than ten percent of our common stock. The Series C preferred stock is convertible into common stock on a 1:1 basis subject to certain antidilution provisions.

                     The purchase price of the Series C preferred stock was less than the prevailing market price of our common stock resulting in a beneficial conversion feature of $1,123,210, which is reflected in the statement of operations for the year ending December 31, 2000 as a loss applicable to common shareholders.

                     The beneficial conversion features are reflected in the accompanying statements of operations for the years ended December 31, 2000 and 1999, as an increase in net loss applicable to common shareholders of $6,605,710 and $2,132,812, respectively.

                     All shares of Series A preferred stock were converted into an equal number of shares of common stock in May 2000. An amount of 203,500 shares of Series B preferred stock were converted into an equal number of shares of common stock as of December 31, 2000. An amount of 816,500 shares of Series B preferred stock were outstanding at December 31, 2000.

                     In  connection  with  the  Town  Square  system,   we  have
                     committed to fund @Comm Flanders N.V., our 94.9% owned subsidiary, with approximately $800,0000 in 2001.

Employee             The Company has adopted the 1994 and 1984  incentive  stock
Stock                option  plans that  provide for  granting of stock  options
Options              with  exercise  prices  equal  to  the  fair  value  of the underlying common stock options at the date of grant. There were 1,500,000 shares of common stock reserved for issuance at December 31, 2000 under the 1994 plan, of which options for 1,058,430 shares have been granted and are outstanding as of December 31, 2000. During 1994, the 1984 Stock Option Plan terminated; however, there remain 26,500 shares which have been granted and are outstanding under the 1984 Stock Option Plan. Under the plans, incentive options are to be granted to officers and employees, while non-qualified options are to be granted to non-employees. All options under these plans vest at a rate determined by the Board of Directors beginning from the date of grant and expiring up to ten years from the date of grant.

                                                 AT COMM CORPORATION AND SUBSIDIARIES

                                               Notes to Consolidated Financial Statements



                     A summary of  transactions  relating to  outstanding  stock options is as follows:
                                                            Shares               Options            Weighted Average
                                                          Available            Outstanding           Exercise Price
                                                                                                  ----------------------
                     Outstanding
                     as of December 31, 1998                   143,415              540,579                     $4.67

                     Additional shares reserved                275,000                --
                     Options granted                          (489,000)             489,000                     18.30
                     Options exercised                            --                (72,884)                     2.92
                     Options canceled                           86,568              (86,568)                    14.70
                                                       -----------------     ----------------

                     Outstanding
                     as of December 31, 1999

                                                                15,983              870,127                     11.48

                     Additional shares reserved                600,000                --
                     Options granted                          (558,280)             558,280                     20.23
                     Options exercised                            --                (81,244)                     4.08
                     Options canceled                          262,233             (262,233)                    18.30
                                                       -----------------     ----------------

                     Outstanding
                     as of December 31, 2000                   319,936            1,084,930                     14.89
                                                       =================     ================

                     Exercisable at
                           December 31, 2000                                        353,940
                                                                                                                 8.63

                     Weighted-average  fair value  of
                         options  granted during  the
                         period  at  exercise   price
                         equal to   market  price  at
                         grant date                                                                            $13.21

The following table summarizes information about stock options outstanding as of
December 31, 2000:
                                                                Weighted-average remaining              Weighted-average

                     Range of Exercise Prices:                       contractual life                    exercise price
                     ----------------------------------      ----------------------------------     --------------------------
                                 $  1.44  -   3.03                       2.2 years                            $ 1.93
                                    3.03  -   6.06                       6.4                                    4.75
                                    6.06  -   9.08                       4.3                                    6.80
                                    9.08  -  12.11                       8.8                                   10.97
                                   12.11  -  15.14                       8.3                                   14.60
                                   15.14  -  18.17                       8.4                                   17.15
                                   18.17  -  21.20                       4.6                                   19.78
                                   21.20  -  24.23                       8.9                                   22.29
                                   24.23  -  27.25                       9.5                                   25.83
                                   27.25  -  30.28                       9.2                                   28.85

                                  AT COMM CORPORATION AND SUBSIDIARIES

                                Notes to Consolidated Financial Statements


                     Certain options may be exercised immediately upon grant but are subject to the At Comm Corporation Stock Purchase Agreement, which restricts transfers of the shares until the shares are fully vested. Under the terms of this agreement, the Company may repurchase at the option price any or all of the unvested shares purchased if the employee terminates employment with the Company prior to vesting. The Company also has the right of first refusal in the event of any proposed disposition of the purchased shares. As of December 31, 2000, and 1999, no outstanding stock was subject to the Stock Purchase Agreement.

                     Pursuant to SFAS No. 123, "Accounting for Stock-Based Compensation," the Company is required to disclose the effects on the net loss and loss per common share data as if the Company has elected to use the fair value approach to account for the Company's employee stock-based compensation plans. Had compensation cost for the Company's plans been determined consistent with the fair value approach, the Company's net loss and loss per common share for the years ended December 31, 2000 and 1999, would have been as follows:

                                                       2000             1999
                     Net loss applicable to
                        common shareholders:

                            As reported            $(26,321,291)   $(10,638,091)
                            Pro forma              $(27,981,885)    (11,304,233)

                     Basic and diluted net loss
                        per common share:
                            As reported                   (5.59)          (3.22)
                            Pro forma                     (5.94)          (3.50)



                     The fair value of options granted was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in the years ended December 31, 2000 and 1999:

                                                        2000             1999
                                                        ----             ----

                     Risk-free interest rate            6.1%             5.5%
                     Expected life                      5 years          5 Years
                     Expected volatility                101%             46%
                     Dividends                          None             None


Segment and          The  Company   has  two   reporting   segments:   telephone
Geographic           management products,  and a new product line that addresses
Information          the combined telecom and datacom  markets.  The new product
                     line  did  not  Segment   and   Geographic   generate   any
                     significant  revenue in 1999 or 2000. The two segments have
                     been   aggregated   Information   because  their  long-term
                     economic characteristics are similar. The nature of the product, the production process, type of customer, and methods of distribution are also similar. Additionally, there were no unallocated corporate expenses in 2000 and 1999.

                                  AT COMM CORPORATION AND SUBSIDIARIES

                                Notes to Consolidated Financial Statements


                     The revenues for the Company's products as of December 31, 2000 and 1999 are as follows:

                                                       2000               1999
                                                     -----------     -----------

                     Telephone management products   $2,942,848      $3,522,869
                     Service and support              2,095,150       2,054,312
                                                     -----------     -----------

                          Total revenue              $5,037,998      $5,577,181
                                                     ===========     ===========

                     The Company's assets are primarily located in the United States and are not allocated to any specific segment. The Company does not measure the performance of its segments based on any asset-based metrics; therefore, segment information is not provided for assets.

                     The Company has not separately reported segment information on a geographic basis, as international sales have not been material for 2000 and 1999.

                     The Company sells directly to end users, original equipment manufacturers, and through VARs. Two customers accounted for 19% of the revenue and 12% of accounts receivable as of December 31, 2000. The same two customers accounted for 23% of the revenue and 20% of accounts receivable as of December 31, 1999. Subsequent to year end, a relationship was terminated with one of our major customers. Revenues are expected to be less in fiscal year 2001 than historical revenues from this customer in fiscal year 2000.

Transactions         In 1991,  the  Company  loaned  $100,000  to an employee in
with Related         return for a  promissory  note  secured by a second deed of
Party                trust.  The promissory note bears a stated interest rate of
                     9% with a due date, as amended, of 2001. This loan was paid, in full, as of December 31, 2000.

Employee             The  Company  has adopted  the  Company's  Employee  Profit
Benefit              Sharing  Plan  ("Plan").   The  Plan  covers  all  regular,
Plans                full-time  employees,  excluding  officers,  who have  been employed by the Company continuously for a period of three months (six months if hired after June 30,

                     1997) during the plan year prior to the period of determination, and who are employees through the date of distribution. Distributions are determined based on certain arithmetic formulas included in the plan document and are ultimately at the discretion of the Board of Directors. The Company did not make any distributions under the Plan during 2000 or 1999.

                     The Company sponsors a defined contribution plan covering substantially all of the Company's employees. Under the plan, employees may elect to contribute up to 20% of their salaries, not to exceed an annual maximum of $10,500 in 2000. As the Company has no current plans to participate in a matching contribution program, no Company contributions were accrued or expensed during 2000 and 1999.

                     The Board of Directors
Auditors'            At Comm Corporation:
Report

                     We have audited the accompanying consolidated balance sheets of At Comm Corporation and subsidiaries (the Company) as of December 31, 2000 and 1999, and the related consolidated statements of operations, stockholders' equity and comprehensive loss, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

                     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

                     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of At Comm Corporation and subsidiaries as of December 31, 2000, and 1999, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

                                                                        KPMG LLP

                     Mountain View, California
                     January 30, 2001

Stock                The    Company's    common   stock   is   traded   on   the
Trading              over-the-counter market on NASDAQ under the symbol AT COMM.
Information          The  quarterly  high and low bid  prices  over the past two years were as follows:

                                                             High          Low

                            Fiscal 2000
                            Fourth Quarter                   24.50         10.50
                            Third Quarter                    28.00         14.88
                            Second Quarter                   40.00         10.13
                            First Quarter                    46.00         26.00



                            Fiscal 1999
                            Fourth Quarter                   27.00         21.88
                            Third Quarter                    23.00         18.75
                            Second Quarter                   18.75         13.50
                            First Quarter                    14.88          8.25

                     Bid Price Quotations are as reported by the National Association of Security Dealers, Inc. All bid prices reflect interdealer prices, without retail markup, markdown, or commission, and may not represent actual transactions.

                     As of December 31, 2000, there were approximately 70 stockholders of record and 480 beneficial stockholders of common stock of the Company. The Company has never paid dividends and has no present plans to do so. On March 23, 2001, the closing bid price was $10.00 per share.

DIRECTORS AND OFFICERS                                              CORPORATE OFFICES

Atam Lalchandani, Director and                                      Corporate Headquarters
  Assistant Corporate Secretary                                       577 Airport Boulevard, Suite 700
  Consultant                                                          Burlingame, CA  94010

Robert K. McAfee, Director                                          @Comm - New Hampshire Office
  Consultant                                                          150 Dow Street
                                                                      Manchester, NH  03101
Bernard T. Marren, Director
  Private Investor                                                  @Comm - Arizona Office
                                                                      8010 East McDowell Road, Suite 118
Mark A. Parrish, Jr., Director                                        Scottsdale, AZ  85257
  Consultant
                                                                    @Comm Flanders N.V.
Philip Vermeulen, Director                                            Flanders Language Valley 64
  CEO Flanders Language Valley Management N.V.                        8900 Ieper, Belgium

William H. Welling, Director                                        LEGAL COUNSEL
  Chairman and Chief Executive Officer
                                                                    Wilson, Sonsini, Goodrich & Rosati
Robert W. Boyd                                                        650 Page Mill Road
  Vice President, Operations                                          Palo Alto, CA  94304

M. Sam Changizi                                                     TRANSFER AGENT
  Vice President, E-Commerce
                                                                    Mellon Investor Services LLC
Anthony DiIulio                                                       85 Challenger Road
  Vice President, Sales                                               Ridgefield Park, NJ  07660

Melanie D. Johnson                                                  Wilson, Sonsini, Goodrich & Rosati
  Vice President, Finance,                                            650 Page Mill Road
  Chief Financial Officer, and Corporate Secretary                    Palo Alto, CA  94304

Angelo A. Sallese Jr.                                               INDEPENDENT ACCOUNTANTS
  Vice President, Manufacturing
                                                                    KPMG LLP
David Y. Schlossman
  Vice President, Product Marketing                                   500 E. Middlefield Rd.
                                                                      Mountain View, CA  94043
Richard S. Swee
  Senior Vice President, Manchester Operations
                                                                    FORM 10-KSB
Allan W. White                                                      Stockholders will be provided, without charge, a
  Vice  President, Marketing                                        copy of At Comm's  Form  10-KSB  Annual  Report
                                                                    for 2000 upon written request to:

                                                                              @Comm Corporation
                                                                              577 Airport Boulevard, Suite 700
                                                                              Burlingame, CA 94010

                                                                    Visit our Web Site at:
                                                                              Http://www.atcomm.com


                                                   26